                                                                File No. 70-9671



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Powergen plc                                 LG&E Energy Corp.
Powergen US Holdings Limited                 LG&E Capital Corp.
Powergen US Investments                      LG&E Energy Marketing Inc.
  Limited                                    LG&E Power Inc.
Ergon US Investments Limited                 220 West Main Street
Powergen Luxembourg sarl                     P.O. Box 32030
Powergen Luxembourg Holdings                 Louisville, Kentucky  40232
  sarl
Powergen Luxembourg                          Louisville Gas and Electric Company
Investments sarl                             220 West Main Street
Powergen USA                                 P.O. Box 32010
Powergen US Investments                      Louisville, Kentucky  40232
  Corp.
53 New Broad Street                          Kentucky Utilities Company
London EC2M 1SL                              One Quality Street
United Kingdom                               Lexington, KY  40507


                   (Name of company filing this statement and
                    address of principal executive offices)

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                                 Powergen plc

                    (Name of top registered holding company
                    parent of each applicant or declarant)
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

David Jackson                                   Joseph B. Frumkin
Company Secretary and General Counsel           Sullivan & Cromwell
Powergen plc                                    125 Broad Street
53 New Broad Street                             New York, NY  10004
London EC2M 1JJ                                 Telephone:  212-558-4000
United Kingdom                                  Facsimile:  212-558-3588
Telephone:  011-44-171-826-2742
Facsimile:  011-44-171-826-2716



                                                Steven J. Agresta
                                                Richard T. Miller
                                                Sara C. Weinberg
                                                Swidler Berlin Shereff
                                                    Friedman, LLP
                                                3000 K Street, NW, Suite 300
                                                Washington, DC  20007-5116
                                                Telephone:  202-424-7500
                                                Facsimile:  202-424-7643


John R. McCall                                  Peter D. Clarke
Executive Vice President,                       Debra J. Schnebel
General Counsel and                             Gardner, Carton & Douglas
    Secretary                                   321 North Clark Street
LG&E Energy Corp.                               Suite 3400
220 West Main Street                            Chicago, Illinois  60610
Louisville, Kentucky  40232                     Telephone:  312-245-8685
Telephone: 502-627-3665                         Facsimile:  312-644-3381
Facsimile: 502-627-4622


                  (Names and addresses of agents for service)
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                                      -2-

                             Certain Defined Terms

1. "Applicants" means Powergen, the Intermediate Companies, LG&E Energy, Louisville Gas and Electric Company, Kentucky Utilities Company, LG&E Capital Corp., LG&E Energy Marketing Inc., and LG&E Power Inc.

2.   "Powergen" means Powergen plc.

3. "Powergen System" means Powergen and all of its direct and indirect subsidiary companies.

4.   "US Holdings" means Powergen US Holdings Limited.

5. "Intermediate Companies" means Powergen US Holdings Limited, Powergen US Investments Limited, Ergon US Investments Limited, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA,/1/ and Powergen US Investments Corp.

6. "U.S. Subsidiary Companies" means the Intermediate Companies, LG&E Energy, and the LG&E Energy Subsidiary Companies.

7.   "LG&E Energy Group" means LG&E Energy and the LG&E Energy Subsidiary
     Companies.

8.   "LG&E Energy" means LG&E Energy Corp.

9. "LG&E Energy Subsidiary Companies" means the subsidiary companies of LG&E Energy.

10. "U.S. Utility Subsidiaries" means Louisville Gas and Electric Company, Kentucky Utilities Company, and Electric Energy, Inc.

11. "U.S. Non-Utility Subsidiaries" means the subsidiaries of LG&E Energy, other than the U.S. Utility Subsidiaries.


______________________
/1/ Form U-1, Amendment No. 1, and Amendment No. 2 stated that this Intermediate Company would be known as "Powergen US Partnership". Powergen now proposes to name this Intermediate Company "Powergen USA".

12. "LG&E Services" means LG&E Energy Services, Inc., a company to be approved as a service provider under Section 13 of the Act.

                               TABLE OF CONTENTS

Item 1.   Description of the Proposed Merger and Financing Request............................................................    9
          A.    Introduction..................................................................................................    9
                1.   General Request..........................................................................................   10
                2.   Overview of the Merger...................................................................................   10
          B.    Description of the Parties to the Merger......................................................................   13
                1.   Powergen.................................................................................................   13
                2.   LG&E Energy..............................................................................................   17
          C.    Description of the Merger.....................................................................................   22
                1.   Background...............................................................................................   22
                2.   Merger Agreement.........................................................................................   23
                3.   Corporate Structure for the Merger.......................................................................   24
                4.   Financing the Merger.....................................................................................   24
          D.    Operations and Management of Powergen and LG&E Energy Following the Merger....................................   26
                1.   Powergen.................................................................................................   26
                2.   LG&E Energy..............................................................................................   27
          E.    Industry Restructuring Initiatives Affecting U.S. Operations..................................................   28
          F.    Request for Authorization of Proposed Financings..............................................................   29
Item 2.   Fees, Commissions and Expenses......................................................................................   29
Item 3.   Applicable Statutory Provisions.....................................................................................   30
          A.    Legal Analysis of the Merger..................................................................................   32
                1.   Section 10(b)............................................................................................   33
                     a.   Section 10(b)(1)....................................................................................   33
                          i.   Interlocking Relationships.....................................................................   33
                          ii.  Concentration of Control.......................................................................   34
                    b.    Section 10(b)(2)....................................................................................   36
                          i.   Fairness of Consideration......................................................................   36
                          ii.  Reasonableness of Fees.........................................................................   38
                    c.    Section 10(b)(3)....................................................................................   39
                          i.   The presence of debt at more than one level of the Powergen System does not "unduly
                               complicate" the capital structure of the Powergen System for purposes of Section 10(b)(3)......   44
                          ii.  The Merger will not be detrimental to the public interest or the interest of investors or consumers or

                                 the proper functioning of the registered holding company system..............................   48
                2.   Section 10(c)............................................................................................   48
                     a.    Section 10(c)(1)...................................................................................   49
                           i.    Section 8 Analysis...........................................................................   49
                           ii.   Section 11 Analysis - Integration............................................................   49
                           iii.  Section 11 Analysis - Retention of Gas Utility System........................................   56
                           iv.   Retention of "Other Businesses"..............................................................   62
                           v.    The Merger will satisfy the requirements of Section 11(b)(2), as incorporated by Section
                                 10(c)(1).....................................................................................   64
                     b.          Section 10(c)(2).............................................................................   69
                           i.    Benefits to customers, employees and shareholders............................................   70
                           ii.   Strategic benefits...........................................................................   71
                3.   Section 10(f)............................................................................................   73
          B.    Proposed Financings...........................................................................................   73
                1.   Introduction and General Request.........................................................................   73
                2.   Specifics of Proposed Financing Arrangements.............................................................   80
                     a.    Powergen and US Holdings External Financing........................................................   80
                     b.    Intermediate Company Financings....................................................................   85
                           i.    General Request..............................................................................   82
                           ii.   Loans from Powergen UK (or Powergen Group Holdings, if applicable) to US Holdings............   83
                     c.    Powergen Capital and Luxembourg Securities.........................................................   88
                     d.    LG&E Energy Group Financings.......................................................................   90
                           i.    External Financings..........................................................................   91
                                 (A)    LG&E Energy...........................................................................   91
                                 (B)    U.S. Utility Subsidiary Financing.....................................................   91
                                 (C)    U.S. Non-Utility Subsidiary Financings................................................   92
                           ii.   Intra-System Financings......................................................................   93
                                 (A)    Inter-Company Loans...................................................................   93
                                 (B)    Money Pools...........................................................................   94
                     e.    Guarantees.........................................................................................   99

                           i.    Guarantees by Powergen and US Holdings.......................................................   99
                           ii.   Existing Guarantees of the LG&E Energy Group.................................................   99
                           iii.  Additional Guarantees of the LG&E Energy Group during the Authorization Period...............  100
                     f.    Interest Rate and Currency Risk Management.........................................................  101
                     g.    Acquisition, Redemption, or Retirement of Securities...............................................  102
                     h.    Financing Entities.................................................................................  102
                     i.       Receivables Factoring Program...................................................................  103
                     j.       LG&E Energy Intermediate Subsidiaries...........................................................  106
                     k.       Reorganization Authority........................................................................  108
                     l.       EWG/FUCO-Related Financings.....................................................................  106
          C.    Reporting.....................................................................................................  125
                1.   Requests for Exemption...................................................................................  125
                2.   Form U5S.................................................................................................  126
                3.   Rule 24 Certificates of Notification.....................................................................  127
          D.    Payment of Dividends Out of Capital and Unearned Surplus......................................................  128
               1.   Powergen and U.S. Subsidiary Companies....................................................................  129
               2.   U.S. Non-Utility Subsidiaries.............................................................................  130
          E.   Approval of New Tax Allocation Agreement.......................................................................  131
          F.   Section 13 - Intra-System Provision of Goods and Services......................................................  133
               1.   Interaction with Other Regulatory Agencies
               2.   Scope of Service..........................................................................................  137
               3.   Rendering of Services from Companies in the Powergen Group to the LG&E Energy Group
               4.   Calculation of Service Costs..............................................................................  142
               5.   Billing...................................................................................................  144
               6.   Restriction on Amendments.................................................................................  144
               7.   Approval of LG&E Services.................................................................................  144
          G.   Other Statutory Provisions.....................................................................................  145
               1.   Sections 14 and 15 -- Jurisdiction........................................................................  145
               2.   Section 33 -- Foreign Utility Companies...................................................................  146
               3.   Sections 3(a)(1) and 3(a)(2) - Exemption from Registration................................................  147
Item 4.   Regulatory Approvals................................................................................................  153

     I.   Merger Approvals....................................................................................................  153
          A.    Antitrust.....................................................................................................  153
          B.    Federal Power Act.............................................................................................  153
          C.    Exon-Florio...................................................................................................  154
          D.    State Regulatory Approval.....................................................................................  154
          E.    U.K. Notice Requirements......................................................................................  155
     II.  Financing Approvals.................................................................................................  156
Item 5.   Procedure...........................................................................................................  156
Item 6.   Exhibits and Financial Statements...................................................................................  157
          A.    Exhibits......................................................................................................  157
          B.    Financial Statements..........................................................................................  162

Item 7.   Information as to Environmental Effects.............................................................................  163

     This Pre-effective Amendment No. 3 amends and restates in its entirety the Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission on April 26, 2000 (File No. 70-9671), with the exception that it does not replace exhibits previously filed, except for Exhibits B-2.1 (replaces Exhibit B-2 in its entirety), F-1.1, F-1.2, F-2.1, F-2.2, F-3.1 and F-3.2, which exhibits are replaced hereby. Exhibits B-2.2, C-2, C-3.1, C-3.2, G-1.1, G-1.2, I-6.1, I-6.2, I-6.3, L-1, M-1, P-1, Q-1, and
R-1, and Financial Statements FS-8, FS-9 and FS-10 are newly filed with this Amendment No. 3.

ITEM 1.   DESCRIPTION OF THE PROPOSED MERGER AND FINANCING REQUEST

     A.   Introduction

     This Application-Declaration (the "Application") seeks approvals relating to the proposed acquisition of LG&E Energy by Powergen pursuant to which all of the companies comprising the LG&E Energy Group will become indirect subsidiaries of Powergen ("the Merger"). Following consummation of the Merger, Powergen and each of the Intermediate Companies propose to register with the Securities and Exchange Commission (the "Commission") as holding companies under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act")/2/ The LG&E Energy Group will become part of Powergen's registered system. LG&E Energy and one of LG&E Energy's utility subsidiaries, Kentucky Utilities Company ("KU"), are currently exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, of the Act and intend to retain that status following the Merger. However, as subsidiaries of a registered holding company, LG&E Energy and the LG&E Energy Subsidiary Companies will be subject to full regulation under the Act.

______________________
/2/ The Intermediate Companies either have been or will be formed prior to the consummation of the Merger. They have been added to this Application to enable the Commission to issue a notice. The Intermediate Companies will require the approval of their respective Boards of Directors to engage in the activities contemplated by this filing.

          1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, the Applicants hereby request authorization and approval of the Merger, whereby Powergen will become the indirect owner of 100% of the common stock of Louisville Gas and Electric Company ("LG&E") and KU, 20% of the common stock of Electric Energy, Inc. ("EEI") and 7.4% of the common stock of Ohio Valley Electric Company ("OVEC"), each of which is a public-utility company under the Act. The Applicants also request that the Commission approve (i) using a corporate structure similar to that approved for The National Grid Group plc ("National Grid"), the acquisition and retention by Powergen of LG&E Energy's non-utility activities, businesses, and investments and the retention of Powergen's existing non-utility activities, businesses, and investments; (ii) certain Merger-related financing matters, including exempt wholesale generator ("EWG")/foreign utility company ("FUCO") treatment similar to that allowed for National Grid; (iii) certain existing financing arrangements of the LG&E Energy Group; (iv) certain financing matters relating to the Powergen System and the LG&E Energy Group after the Merger;
(v) if necessary, permitting Powergen and the U.S. Subsidiary Companies to pay dividends out of paid-in capital up to the amount of LG&E Energy's consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter; (vi) permitting the U.S. Non-Utility Subsidiaries to pay dividends out of paid-in capital (as described below);
(vii) permitting Powergen to provide to the Commission financial and other information on the bases and in the form provided for herein; (viii) a tax allocation agreement; (ix) the establishment of a service company subsidiary; and (x) adoption of service company agreements.

     The Applicants note that this Application is based on substantially the same pertinent facts under the Act and seeks substantially the same authorizations under the Act recently granted by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (the "National Grid Order").

          2.   Overview of the Merger

     Pursuant to an Agreement and Plan of Merger, dated as of February 27, 2000 (the "Merger Agreement"), among LG&E Energy, Powergen, a Delaware corporation to be formed as an indirect wholly-owned subsidiary of Powergen ("Powergen US Investments Corp."), and a Kentucky corporation to be formed as a direct wholly-owned subsidiary of Powergen US Investments Corp., LG&E Energy will become an indirect, wholly-owned subsidiary of Powergen. The proposed corporate structure of Powergen after the Merger is discussed in more detail in Item 1, Section C.3 and
Item 3, Section A.2.a.v below.

     As consideration for each common share, without par value, of LG&E Energy outstanding at the time of the Merger, the LG&E Energy shareholders will receive $24.85 per share in cash. The LG&E Energy shareholders will not receive any stock consideration in the Merger and they will not retain any equity interest in LG&E Energy.

     In addition to providing substantial value to LG&E Energy shareholders, the Merger will produce benefits to the public interest and to customers in Kentucky and Virginia, as well as to the employees of LG&E Energy Group, by combining a company with demonstrated expertise in operating coal-fired generation facilities and in operating in an increasingly deregulating environment with a company that has among the lowest retail electric rates in the nation and owns substantial coal-fired generation facilities.

     For LG&E Energy Group employees, the Merger provides significant opportunities as LG&E Energy will become the U.S. base of operations for a large international entity. Powergen wants to expand its operations in the United States, which should bring additional opportunities for employees. The Merger gives LG&E Energy Group and its employees the opportunity to remain at the forefront of an increasingly competitive U.S. electric industry. For the Commonwealth of Kentucky, the Merger also provides significant benefits, as the Commonwealth of Kentucky retains its good corporate citizen, LG&E Energy, at its Kentucky headquarters with numerous jobs in the Commonwealth of Kentucky.

     After the Merger, LG&E Energy will have the financial, technical, and managerial capabilities needed to provide efficient customer service to its utility customers. LG&E and KU customers should benefit from the Merger through improved service quality and operating efficiencies resulting from reciprocal adoption of best practices by Powergen and LG&E Energy throughout their respective operations. For example, customers should benefit from Powergen's significant expertise in electric power generation, which is necessary for an efficient power supply market. Customers also should benefit from Powergen's size and the size of the Powergen System following the Merger.

Powergen's significantly larger scale, both in financial and operational terms, should enhance the ability of LG&E and KU to use new developments in generation, transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit. Customers also should benefit from the enhanced ability of the larger enterprise to attract and retain excellent managers by offering opportunities to participate in a leading international energy business.

     The Merger is subject to approval by the shareholders of LG&E Energy and Powergen, which has been received. The Applicants have received approval from the Federal Energy Regulatory Commission (the "FERC")/3/, the Kentucky Public Service Commission (the "Kentucky Commission"), and the Virginia State Corporation Commission (the "Virginia Commission"). The Federal Trade Commission has also granted LG&E Energy and Powergen early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On June 5, 2000, Applicants notified the Tennessee Regulatory Authority ("Tennessee Commission") of the Merger, and the Tennessee Commission responded on June 8, 2000 stating that "no action is required" of the Tennessee Commission in connection with the Merger proposal. Pursuant to
Section 33(a)(2) of the Act, the Commission sought, and received, letters from each of the affected state commissions certifying that the relevant state commission has the authority and resources to protect ratepayers ("Certification Letter"). Each of the Kentucky Commission, the Virginia Commission, and the Tennessee Commission sent a Certification Letter on August 22, 2000, August 29, 2000, and August 16, 2000, respectively; consequently, Applicants have complied with the Section 33(a)(2) certification requirement. In addition, Applicants sought, and received, clearance for the Merger by the Committee on Foreign Investments in the United States under the Exon-Florio provisions of the Omnibus Trade and Competitiveness Act of 1988. Finally, the proposed acquisition constitutes a merger that could be investigated by the U.K. Competition Commission under the United Kingdom's Fair Trading Act of 1973, although Powergen does not believe that the Merger will have any impact on competition in the United Kingdom and therefore does not anticipate that any issues will be raised.

_______________________

/3/ Powergen plc, 91 FERC (June 29, 2000)(the "FERC Order").

     B.   Description of the Parties to the Merger

          1.  Powergen

     Powergen, through its subsidiaries, is a leading integrated gas and electricity company in the United Kingdom with significant investments in utility operations outside the United Kingdom and United States. Powergen is the parent holding company that was formed in 1998 following a corporate reorganization, whereby Powergen UK plc ("Powergen UK") became a first-tier, wholly-owned subsidiary of Powergen. Powergen's only business is as a holding company and it conducts its business through two direct subsidiaries: Powergen UK and US Holdings./4/ A chart showing Powergen and its subsidiaries is attached hereto as Exhibit F-1.1.

     Powergen UK is a public limited company formed under the laws of England and Wales. It is the principal operating company of Powergen and was created as a result of the privatization and restructuring of the British electricity industry in 1990. Powergen UK's primary businesses are generation and distribution of electricity. It also is involved, either directly or through its subsidiaries or investment interests, in the transportation, marketing and delivery of natural gas, and the development and operation of combined heat and power plants (i.e., cogeneration) and renewable energy facilities (e.g., wind farms)./5/ The business of Powergen UK is described in further detail below.

_______________________

/4/ Powergen has established a new unlimited liability holding company called Powergen Group Holdings ("Powergen Group Holdings"). As a part of a proposed restructuring, Powergen Group Holdings will ultimately become the parent company to Powergen International Holdings Ltd. (which will serve as the holding company for Powergen's overseas investments) and Powergen UK (which conducts Powergen's U.K. businesses), while at the same time creating a single FUCO company with ownership of all FUCO businesses, except for those in the LG&E Energy Group.
The restructuring, which will require governmental approval in the UK, will not occur until after the consummation of the Merger.

/5/ Prior to consummation of the Merger, Powergen UK (or Powergen Group Holdings, if applicable) will file

     US Holdings is a corporation formed under the laws of England and Wales and will enter into financing arrangements as described herein.

     Powergen has one other direct subsidiary, Powergen Share Scheme Trustee Limited ("Share Trustee"). Share Trustee is a trust company and a wholly owned subsidiary of Powergen that operates a Qualifying Employee Share Trust ("QUEST"). The purpose of the QUEST is to provide a tax efficient method of issuing ordinary shares under the Powergen ShareSave Scheme (the "ShareSave Scheme"), a stock-based savings plan for all U.K. employees. Use of the ShareSave Scheme and the QUEST permits Powergen to secure a corporate tax deduction for the difference between the market value of the issued ordinary shares and the amount required to be paid by the employees./6/ This arrangement is similar to that approved by the Commission in the National Grid Order.

     Powergen intends to establish two additional subsidiaries in connection with the financing arrangements for the Merger. One company will be a direct subsidiary of Powergen (referred to herein as "Powergen Capital"); the other company, Powergen Luxembourg Securities sarl (referred to herein as "Luxembourg Securities") will be a subsidiary of Ergon Investments Limited. The business purposes of each of Powergen Capital and Luxembourg Securities are described below in Item 3, Section B.2.c.

     Powergen UK owns and operates nine power stations located in England and Wales, which together are capable of generating approximately 10,000 Megawatts ("MW"). It is one of the largest of over 30 generators competing in the United

__________________________
notification of FUCO status to qualify as a FUCO within the meaning of Section 33 of the Act. The Applicants expect that Powergen UK (or Powergen Group Holdings) will retain this status following the Merger.

/6/ This tax benefit is not available in the case of U.S. employees and, accordingly, U.S. employees will not participate in this arrangement, although Powergen anticipates that it will establish separate employee benefit programs for its U.S. employees, which will offer benefits generally similar to that offered to U.K. employees under the ShareSave Scheme program.

Kingdom's "electricity pool" through which wholesale electric power is traded.

     Powergen UK conducts most of Powergen's retail business in the United Kingdom. Powergen UK has been a significant participant in the United Kingdom's competitive industrial and commercial gas and electricity markets for most of the past decade. Powergen UK has been the leading supplier in the United Kingdom of electricity and gas to industrial and commercial customers since 1992, and now supplies over 25,000 electricity sites and 25,000 gas sites. The acquisition of East Midlands Electricity plc (which has now been renamed Powergen Energy, plc) provided access to the mass market (domestic) electricity customers and (via Powergen Retail Gas Limited) to the mass market (domestic) gas customers. In total, including Powergen Energy, plc, described further below, Powergen UK's retail business now supplies electricity and gas to some
2.6 million customer accounts and has the objective of supplying 5 million customers by 2002. In addition, Powergen UK has secured the right to sell electricity in the newly opened electricity market in Northern Ireland.

     The significant subsidiaries of Powergen UK are described below:

     (a) Powergen Energy, plc, a direct, wholly-owned subsidiary of Powergen UK, is an electricity distribution company which supplies some 2.3 million residential and business customers. Powergen Energy is the third largest regional electricity company in England and Wales with a service territory covering a 16,000 square kilometer area. It operates a distribution network of over 67,000 kilometers of overhead lines and underground cables together with utility connections and metering services.

     (b) Through its wholly-owned subsidiaries Powergen CHP Limited and Powergen CoGeneration Limited, Powergen UK is the United Kingdom's leading developer and operator of combined heat and power plants, known as cogeneration in the United States. Powergen CHP Limited and Powergen CoGeneration Limited construct and operate power plants that provide electricity and heat or steam to industrial and commercial customers. Plant investments currently represent a capacity of 896 MW electric and 1,300 MW thermal.

     (c) Powergen Energy Trading Limited, a direct, wholly-owned subsidiary of Powergen UK, undertakes trading of electricity, gas and oil in seven energy trading markets in the United Kingdom and Europe.

     (d) Powergen Energy Solutions Limited, a direct, wholly-owned subsidiary of Powergen UK, provides tailored energy service products and advice to customers.

     (e) Powergen UK indirectly owns a 50% interest in Powergen Renewables Holdings Limited, a renewable energy business developing onshore and offshore wind farms. Powergen Renewables has 11 operational sites and is continuing to expand activities in the United Kingdom and Ireland. This interest is owned by Powergen Investments Ltd., a direct subsidiary of Powergen UK.

     (f) Powergen Gas Limited, a direct, wholly-owned subsidiary of Powergen UK, operates Powergen UK's natural gas pipelines in the United Kingdom.

     (g) Through its wholly-owned subsidiary, Powergen International Limited, Powergen UK is a leading independent power project developer. Powergen International Limited is involved in 11 power projects, either operational or under development, in Europe, India, and Asia Pacific, totaling more than 8,000 MW in generating capacity of which Powergen's equity interest represents over 3,000 MW.

     (h) Powergen UK also directly owns 100% of a captive insurance company (Ergon Insurance Limited) and a 50% interest in a company (Cottam Development Centre Limited) engaged in the construction and operation of a gas fired power station and the operation of a generator turbine testing facility, both of which are located in Cottam, Nottinghamshire, England.

     Powergen's ordinary shares are listed on the London Stock Exchange ("LSE") and Powergen's American Depositary Shares ("ADSs") are listed on the New York Stock Exchange, Inc. ("NYSE"). Powergen, including its predecessor company, has been since 1995 a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and has filed reports with the Commission in accordance with the requirements of the 1934 Act applicable to foreign private issuers.

     More detailed information concerning Powergen and its subsidiaries is contained in Powergen's Annual Report on

Form 20-F for the year ended January 2, 2000, which is incorporated by reference as Exhibit I-1.

               2.  LG&E Energy

     LG&E Energy was incorporated under the laws of the Commonwealth of Kentucky in 1989. It is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission in LG&E Energy Corp., Holding Co. Act Release No. 26866, 67 S.E.C. 107 (April 30, 1998). LG&E Energy has five direct subsidiaries: LG&E, KU, LG&E Energy Foundation, Inc., LG&E Energy Marketing Inc., and LG&E Capital Corp. LG&E and KU are public utility companies under the Act. Each of these subsidiaries is described below.

     (a) LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 366,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of one million. LG&E also purchases, distributes and sells natural gas to approximately 295,000 customers within this service area and in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems. Maps of the electric and gas service areas of LG&E are filed as Exhibits E-1 and E-2, respectively.

     Retail sales rates, services and other aspects of LG&E's electric and gas retail operations are subject to the jurisdiction of the Kentucky Commission. The Kentucky Commission also possesses regulatory authority over aspects of LG&E's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, and mergers with other utilities.

     The FERC has jurisdiction under the FPA over certain of the electric utility facilities and operations, transmission in interstate commerce, wholesale sale of power and related transactions and accounting practices of LG&E, and in certain other respects.

     LG&E owns 4.9% of the common stock of OVEC, which has one wholly-owned subsidiary, Indiana-Kentucky Electric Corp.

("IKEC"). OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio. OVEC owns a 1,075 MW generating station near Cheshire, Ohio, and IKEC owns a 1,290 MW generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners of the stock of OVEC (or their subsidiaries, all of which are utility companies). OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years in the period ended December 31, 1999, LG&E derived less than 0.2% of its net income from its share of the earnings of OVEC. See, In the Matter of Ohio Valley Electric Corporation, Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7,
1952).

     (b) KU is engaged in producing, transmitting, and selling electric energy to approximately 458,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 29,000 customers in 5 counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells electric energy at wholesale for resale to 12 municipalities in Kentucky and one municipality in Pennsylvania. A map of the electric service area of KU is filed as Exhibit E-1.

     The territory served by KU has an aggregate population estimated at approximately one million. The largest city served is Lexington, Kentucky. The population of the metropolitan Lexington area is estimated at about 225,000.
The populations of the next 10 largest cities served at retail range from about 21,000 to 9,000. The territory served includes most of the Bluegrass Region of central Kentucky and parts of the coal mining areas in southeastern and western Kentucky and southwestern Virginia.

     KU is subject to the jurisdiction of the Kentucky Commission and the Virginia Commission as to retail rates and service, accounts, issuance of securities, and in other respects. The FERC has jurisdiction under the FPA over certain of the electric utility facilities and operations, wholesale sale of power and related transactions and accounting practices of KU, and in certain other respects. By reason of owning and operating a small amount of electric utility property in one county in Tennessee (having a book value of about $251,000) which serves five customers, KU may also be subject to the jurisdiction of the Tennessee Commission as to retail rates, accounts, issuance of securities and in other respects.

     KU owns 2.5% of the common stock of OVEC, which company is described above. KU also owns 20% of EEI. EEI provides electric energy to a uranium enrichment plant located near Paducah, Kentucky by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 MW coal-fired electric generating plant located near Joppa, Illinois, and six 161 kilovolt ("Kv") transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by KU and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each year in the three-year period ending December 31, 1999, KU derived less than 3% of its net income from its share of the earnings of EEI and OVEC.

     (c) LG&E Energy Foundation, Inc. ("LG&E Energy Foundation"), a charitable foundation exempt from Federal income tax under Section 501(c)(3) of the Internal Revenue Code, makes charitable contributions to qualified entities. It is wholly-owned by LG&E Energy. As of December 31, 1999, the market value of the assets of LG&E Energy Foundation were $19.9 million.

     (d) LG&E Energy Marketing Inc. ("LEM") is wholly-owned by LG&E Energy and engages in energy marketing and trading on behalf of LG&E Energy's utility and non-utility operations. Effective June 30, 1998, LEM discontinued its merchant trading and sales business. LEM, however, maintains the technical systems and personnel necessary to engage in power marketing sales from assets owned or controlled by its affiliates, including LG&E, KU, and Western Kentucky Energy Corp./7/

     (e) LG&E Capital Corp. ("LG&E Capital"), through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses. The activities of these subsidiaries are more fully described in Appendix A hereto.

____________________

/7/ The business of Western Kentucky Energy Corp. is described in Appendix A attached hereto.

     For the year-ended December 31, 1999, approximately 29.6% of LG&E Energy's consolidated operating revenues and 20.3% of its consolidated operating income were derived from the non-utility businesses. As of December 31, 1999, approximately 22.9% of LG&E Energy's consolidated assets were invested in non-utility businesses, including LG&E Energy, LG&E Capital and LEM.

     For the twelve months ended September 30, 2000, approximately 31.9% of LG&E Energy's consolidated operating revenues and 4.4% of its consolidated operating income were derived from the non-utility businesses. As of September 30, 2000, approximately 23.4% of LG&E Energy's consolidated assets were invested in non-utility businesses, including LG&E Energy, LG&E Capital and LEM.

     LG&E Energy's common stock is listed on the NYSE and the Chicago Stock Exchange. As of February 29, 2000, there were 129,677,030 shares of LG&E Energy common stock outstanding. LG&E Energy has no preferred stock outstanding. As of February 29, 2000, there were three series, aggregating 1,610,287 shares, of LG&E preferred stock outstanding, and two series, aggregating 400,000 shares, of KU preferred stock outstanding. Copies of the Articles of Incorporation of LG&E Energy, LG&E and KU are incorporated by reference as Exhibit A-2.1, Exhibit A-2.2, and Exhibit A-2.3, respectively.

     On a consolidated basis, LG&E Energy's operating revenues and operating income for the twelve months ended December 31, 1999, were $2.7 billion and $494.6 million, respectively, consisting of the following (before inter-company eliminations):

                                ($ in millions)

                                    Operating     Operating
                                     Revenues       Income

LG&E                     Electric     $790.7        $189.9
                         Gas           177.6           7.9

KU                                     937.3         196.4

LG&E Capital                           810.3         120.8

LG&E Energy Marketing                   34.0          (0.3)

LG&E Energy Corp                          --         (20.1)

Consolidated assets of LG&E Energy and its subsidiaries as of December 31, 1999 were approximately $5.1 billion, consisting of $3.0 billion in net electric utility property, plant and equipment; $263.9 million in net gas utility property, plant and equipment; and $1.8 billion in other corporate assets.

     On a consolidated basis, LG&E Energy's operating revenues and operating income for the twelve months ended September 30, 2000, were $2.5 billion and $395.2 million, respectively, consisting of the following (before inter-company eliminations):

                                          ($ in millions)
                                   Operating           Operating
                                    Revenues             Income

LG&E    Electric                      $717.0             $188.8
        Gas                            203.2               12.6

KU                                     851.7              176.5

LG&E Capital                           454.4               69.5

LG&E Energy Marketing                  353.1              (10.7)

LG&E Energy Corp                          --              (41.5)

     Consolidated assets of LG&E Energy and its subsidiaries as of September 30, 2000, were approximately $5.0 billion, consisting of $3.0 billion in net electric utility property, plant and equipment; $273.9 million in net gas utility property, plant and equipment; and $1.7 billion in other assets.

     More detailed information concerning LG&E Energy and its subsidiaries is contained in: (i) LG&E Energy's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as Exhibit I-2.1, (ii) LG&E's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as Exhibit I-2.2, and (iii) KU's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as
Exhibit I-2.3.

     C.  Description of the Merger

          1.  Background

     In recent years Powergen has been seeking opportunities to gain a major platform for growth in the United States, the world's largest energy market. Powergen's vision is to transfer its skills as a leading international integrated electricity and gas company to the U.S. electricity and gas markets. The Merger is a major step toward realizing those goals. From Powergen's perspective, the Merger:

     . represents a significant investment in an efficient, focused generation, transmission, and distribution business with a strong operational track record as a low cost energy provider with high standards of reliability and customer service, and a strong commitment to the environment, which will benefit further from Powergen's core skills;

     . enhances Powergen's earnings per share, before the amortization of goodwill, and enhances Powergen's cash flow per share immediately following the acquisition;

     . provides the right point of entry into the United States for Powergen, given Kentucky's favorable economic climate and its well balanced regulatory environment;

     . brings Powergen a high-quality management team with proven generation, distribution, and supply expertise and a shared view of the industry's future development in the United States; and

     . provides an excellent regional platform for growth in generation, transmission, and distribution, as the Midwest region of the United States represents around 25% of the U.S. electricity market and further consolidation in the region is expected.

     The Applicants believe that Powergen and LG&E Energy have skills that can be used to benefit the public interest, as well as the interest of investors and consumers, the "protected interests" under the Act. In the past decade, the United Kingdom's electricity and gas markets have been restructured as the industry has evolved from a state-owned monopoly to private ownership and competition. Powergen's experience and expertise as one of the successful leaders of this transition will help inform any discussion of such a restructuring of the Midwest energy market and will help ensure, if and when such restructuring occurs, that consumer benefits will be realized.

     Powergen believes that this experience in competitive markets and as a leading international integrated electric and gas company complements LG&E Energy's proven expertise in operating efficient generation, transmission and distribution businesses in an evolving regulatory environment. The Merger will make LG&E Energy part of a much larger enterprise, well-positioned to meet and benefit from the accelerating changes in the energy industry across the world, while maintaining the historic connections between LG&E and KU and the communities they serve. Applicants believe the Merger is important for ensuring that both LG&E and KU remain able to continue to meet their commitments of providing reliable and efficient service and enhancing overall performance standards for the benefit of customers and shareholders over the long term.

          2.   Merger Agreement

     Under the terms of the Merger Agreement, each outstanding LG&E Energy common share will be converted into the right to receive $24.85 in cash, without interest./8/ L&E

____________________

/8/ Under Kentucky corporate law, dissenting shareholders are entitled to seek the judicially determined value of their

Energy Group's debt ($2.2 billion as of December 31, 1999) at the time of closing the Merger is expected to remain outstanding. The Merger is subject to customary closing conditions, such as receipt of all necessary regulatory approvals, including the approval of the Commission.


          3.  Corporate Structure for the Merger

     As stated above, the Merger is structured as the indirect acquisition of LG&E Energy by Powergen. The Intermediate Companies in the corporate structure between Powergen and LG&E Energy create a structure that is not unusual for U.K. cross-border transactions and is not dissimilar to structures used by U.S. registered holding companies in making FUCO investments. These entities exist primarily for the purpose of creating an economically efficient and viable structure for the transaction and the ongoing operations of Powergen and the U.S. Subsidiary Companies. The proposed structure as currently planned and the specific function of each of the Intermediate Companies is set forth in Exhibit F-3.2 hereto. The Applicants note that certain adjustments in the structure may be necessary to reflect tax and accounting changes prior to consummation of the Merger. Any material changes between the date of this Application and the consummation of the Merger will be reflected in a pre-effective amendment hereto. Powergen's direct and indirect interest in each of the Intermediate Companies will flow through loans and equity interests similar to those indicated in Exhibit F-3.2. This structure is essentially the same as that approved by the Commission in the National Grid Order. As in National Grid, the Intermediate Companies will not engage in any business activities except for the acquisition and ongoing funding of LG&E Energy and its subsidiaries as described herein. Except for financings by US Holdings as described herein, none of the Intermediate Companies will have any third-party equity or debt holders.

          4.  Financing the Merger

     The acquisition price for the LG&E Energy common stock, based on the number of shares outstanding on February 27, 2000, will be approximately $3.23 billion. Powergen intends to finance the acquisition from borrowings under a fully committed bank facility that Powergen and US Holdings

_________________________
common stock in lieu of the $24.85 provided in the Merger Agreement.

established on February 27, 2000, underwritten by five internationally recognized banks (the "Bank Loans" or "Credit Facility")./9/ The Credit Facility has now been syndicated among a wider group of internationally recognized banks. The Credit Facility provides for up to $4.0 billion in borrowings by Powergen, US Holdings and other wholly-owned subsidiaries of US Holdings as approved in writing by the banks, and guaranteed by Powergen or US Holdings./10/ The Credit Facility, which is filed as Exhibit B-3 hereto, has a final maturity of 5 years from the date of signing. Each of the banks is a sophisticated commercial lender and the Credit Facility was negotiated at arm's length. The Credit Facility was established both to fund the acquisition and, if necessary, to provide funding and accommodate working capital needs of the Intermediate Companies and the LG&E Energy Group.

     The Credit Facility contains provisions customary for a credit facility of this type, including, among others, representations and warranties as to the business and operations of the U.S. and non-U.S. companies in the Powergen System (see Clause 15), covenants limiting consolidated borrowings by such companies (see Clause 16.8) and requiring prepayment of loans in the event of certain asset disposals or capital market issues by such companies (see Clause 7.5), and events of default providing for the acceleration of loans under the Credit Facility for specified occurrences (including defaults and bankruptcies) involving such companies (see Clause 17). These provisions are similar to those contained in the credit facility of National Grid.

Depending upon the timing of the Merger, Powergen may choose to finance the acquisition price with proceeds of commercial paper to be issued by Powergen U.S. Funding LLC, a financing

___________________

/9/ Borrowings under the Credit Facility could be reduced by, among other things, application of available cash or the proceeds of assets sales by Powergen UK and its subsidiaries, or by the issuance of debt securities or other instruments by Powergen or its subsidiaries prior to, at or after the Merger. See infra footnote 14.

/10/ Although the Credit Facility permits other borrowers, Applicants intend for US Holdings to be the only borrower under the Credit Facility, with a guarantee from Powergen.

subsidiary of US Holdings ("US Funding"). If the Merger is financed with the proceeds of the Credit Facility, Powergen plans to refinance the amounts outstanding under the Credit Facility with proceeds of commercial paper issued by U.S. Funding shortly thereafter. /11/

Powergen expects that a portion of the short-term debt incurred to finance the Merger will eventually be refinanced with long-term debt as Powergen's management deems to be appropriate and as market conditions permit.

     D.   Operations and Management of Powergen and LG&E Energy Following the
          Merger

          1.  Powergen

     Upon consummation of the Merger, Powergen will become the indirect parent company of LG&E Energy. All of Powergen's other operations will remain unchanged in the Merger. The Merger Agreement provides that, at the effective time of the Merger, Powergen will appoint Roger Hale, Chairman and Chief Executive Officer of LG&E Energy, to the Powergen Board of Directors, increasing its size from 9 members to 10 members. As Powergen's Board of Directors is small in number, the addition of one member is significant. Roger Hale is a U.S. citizen and resident of Kentucky.

     Powergen's inclusion of Mr. Hale on its Board demonstrates its commitment to maintaining a local presence

_________________________

/11/ Powergen is currently negotiating documentation for a commercial paper program for U.S. Funding. Net proceeds of any issuance of commercial paper will be loaned to US Holdings. The commercial paper program will be supported by the Credit Facility and a guarantee of Powergen. Any commercial paper issued under the commercial paper program will be included in the external financing limit described herein under the heading "Powergen and US Holding External Financing" at Item 3.B.2.a., as described under the heading "Financing Entities" at Item 3.B.2.h. It is expected that the documentation for the commercial paper program will be executed shortly after issuance of the Commission's order in respect of this Application. Proceeds of the commercial paper program will be used to finance, or refinance, the acquisition price as described herein, and for other general corporate purposes.

in the United States that is sensitive to local concerns. Powergen also is committed to maintaining LG&E Energy's strong civic and charitable presence in the service territories of LG&E and KU as demonstrated by Powergen's obligation under Section 6.19(c) of the Merger Agreement to continue to "make annual charitable and community contributions to the communities served by . . . [LG&E Energy] and otherwise maintain a substantial level of involvement in community activities in the State of Kentucky that is comparable to, or greater than, the normal annual aggregate level of charitable contributions, community development and related activities carried on by . . . [LG&E Energy] prior to the date" of the Merger Agreement.

     Upon consummation of the Merger, Powergen and the Intermediate Companies will register as holding companies under Section 5 of the Act. Powergen expects that Powergen UK (or, if Powergen Group Holdings is established before consummation of the Merger, Powergen Group Holdings) will be qualified as a FUCO within the meaning of Section 33 of the Act, and that all operations thereunder will claim the benefit of the FUCO exemption.

          2.  LG&E Energy

     Following consummation of the Merger, LG&E Energy will become an indirect wholly-owned subsidiary of Powergen and its common shares will be deregistered under the 1934 Act, and delisted from the NYSE and the Chicago Stock Exchange. The Merger Agreement provides that the headquarters of LG&E Energy as the surviving entity will remain in Louisville, Kentucky, with offices for utility operations of LG&E remaining in Louisville and of KU remaining in Lexington. The post-Merger LG&E Energy Board of Directors will be comprised of three directors, one of whom will be a current director or officer of LG&E Energy. These directors will hold office until their successors are duly elected or appointed and qualified. Also, those individuals serving on the Board of Directors of LG&E Energy at the time the Merger becomes effective will serve on a U.S. advisory board to provide advice to Powergen with respect to the operations of LG&E Energy and its subsidiaries, business and regulatory developments in the United States, and such other matters as the advisory board members, Powergen, and LG&E Energy shall mutually agree.

     E.  Industry Restructuring Initiatives Affecting U.S. Operations

     LG&E Energy's public utility subsidiaries, through their recent case before the Kentucky Commission, have agreed to the implementation of an earnings sharing mechanism ("ESM") for electric rates, which will transition the utilities to a more competitive structure. The ESM authorizes a threshold return on equity of 11.5% with a "deadband" of 100 basis points above and below. If earnings fall within the deadband range, customers are not charged an additional rate and do not receive any rate credits. Over and under earnings outside the band would be shared between shareholders and ratepayers of the affected company on a 60/40 basis. The ESM provides LG&E and KU with incentives to improve performance while, at the same time, maintaining regulatory authority and a fair regulatory environment.

     Restructuring legislation has not been passed in Kentucky. The Kentucky legislature created a special task force on electricity restructuring in March 1998, whose mission is to assess the desirability of deregulating and restructuring electricity service. The task force submitted a report to the Governor and a legislative agency in December 1999 recommending that no action be taken during the 2000 legislative session to restructure Kentucky's electric utility industry. It is expected that the Kentucky legislature will continue to study restructuring through the next legislative session.

     The Virginia legislature enacted an electric restructuring implementation law in March 1999. The Virginia Commission and a legislative task force have begun to implement the restructured framework and to resolve issues not addressed by the law. Electric retail access under the new law is to commence January 2002; the law provides the Virginia Commission with the option to accelerate or delay implementation so long as it is in place by 2005. The law caps retail electric rates from 2001 through 2007, but does not require rate reductions. The law allows utilities to recover just and reasonable stranded costs, if any, through the capped rates or, in the case of customers who choose alternative generation suppliers, through a usage-based surcharge. There will be no explicit determination of stranded costs by the Virginia Commission. The law further provides for all incumbent utilities to join a regional transmission entity ("RTE") and to transfer operational control of their transmission assets to the RTE.

The RTE may be an independent system operator (e.g., the Midwest
Independent System Operator, of which LG&E and KU are members). The Virginia Commission has established a proceeding for the investigation of issues relating to the establishment of an RTE. The restructuring law does not require divestiture of generation assets, but utilities must functionally separate generation from transmission and distribution by 2002. The effect of this restructuring law on KU should be minimal, as its operations in Virginia are relatively small in nature./12/

     Powergen has experience in both regulated and competitive markets, which experience will be helpful to the U.S. Utility Subsidiaries. Powergen has participated in the transition to a competitive electric market in England and Wales and has more than 10 years successful experience in a competitive generation marketplace. Powergen also has experienced the introduction of retail and wholesale competition in Australia in the State of Victoria. Following the Merger, Powergen's expertise will help KU make the transition from a regulated to a competitive electric market in Virginia. In the event Kentucky deregulates or restructures its electric utility industry, Powergen also will help LG&E and KU with the transition from a regulated to a competitive marketplace in Kentucky. The benefits of Powergen's experience are discussed further in Item 3, Section A.2.b below.

     F. Request for Authorization of Proposed Financings

     In addition to authorization of the proposed acquisition of LG&E Energy by Powergen under Section 10, Applicants seek authority to conduct until February 28, 2004 (the "Authorization Period"), the financial and related transactions described under Item 3, Section B.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

                                                           $ Millions
Accountants' fees                                              3.48
Legal fees and expenses                                       11.04
Shareholder communication and


____________________

/12/ As noted above, KU also serves five customers in Tennessee. No definitive action has been taken to date by the Tennessee legislature on deregulation or restructuring.

  proxy solicitation expenses and filing fees                  2.62
Investment bankers' fees and expenses                         31.67
Consulting fees                                                1.59
     Total                                                    50.40

     The total fees, commissions, and expenses expected to be incurred in connection with the Merger are estimated to be approximately $50.4 million. Fees for investment bankers, lawyers, brokers, accountants, consultants and other service providers are included within the Merger-related fees disclosed above.

     Powergen and US Holdings have incurred or will incur estimated fees and expenses of approximately $33 million in connection with the Credit Facility described in this Application. This amount includes arrangement fees, underwriting costs and syndication fees. As explained below, Powergen proposes that fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the security issued.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of         Transactions to which section or rule is or may be
the Act             applicable:

2(a)(7), 2(a)(8)    Request for declaration that the Intermediate Companies,
                    LG&E Energy and KU are not holding companies or subsidiary companies, solely for purposes of Section 11(b)(2).

3(a)(1) Exemption of LG&E Energy from registration as a holding company under the Act.

3(a)(2) Exemption of KU from registration as a holding company under the Act.

4, 5 Registration of Powergen and the Intermediate Companies as holding companies following the consummation of the Merger.

6(a), 7             Issuances and sales of securities.

9(a)(2), 10         Acquisition by Powergen of common stock of U.S. Utility
                    Subsidiaries and OVEC.

11(b)(2) Request for declaration that the Intermediate Companies and KU are not subsidiary companies or holding companies, solely with respect to the "great-grandfather" provisions of
                    Section 11(b)(2).

12 Extensions of credit and guarantees; payment of dividends out of paid-in capital and unearned surplus.

13 Approval of formation of a service company, LG&E Services, to provide goods and services to associate companies.

13 Approval of the Service Contract and services provided to affiliates thereunder by LG&E Services.

13 Request for exemption of foreign providers of goods and services from the provisions of Section 13 and rules thereunder, except for transactions with the U.S. Utility Subsidiaries.

14, 15              Reporting, books and records.

33                  Operations of Powergen and its subsidiary companies.


Rules

42, 45(a), 52       Financing transactions, generally.

43                  Sales to Affiliates.

46                  Payment of Dividends.

53                  Investments in FUCOs and EWGs.

80-91               Affiliate transactions, generally.

93, 94 Accounts, records and annual reports by subsidiary service company.

     To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Merger and other authorizations requested herein, such sections and rules should be considered to be set forth in this Item 3.

     A.  Legal Analysis of the Merger

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     Because Powergen will indirectly acquire in the Merger more than five percent of the voting securities of LG&E, KU, EEI and OVEC it will become an "affiliate" as defined in Section 2(a)(11)(A) of the Act of each of these companies and must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

     -the consideration to be paid in the Merger is fair and reasonable;

     -the Merger will not create detrimental interlocking relations or concentration of control;

     -the Merger will not result in an unduly complicated capital structure for the Powergen system;

     -the Merger is in the public interest and the interests of investors and consumers;

     -the Merger is consistent with Sections 8 and 11 of the Act;

     -the Merger will tend towards the economical and efficient development of an integrated public utility system; and

     -the Merger will comply with all applicable state laws.

          1.  Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.  Interlocking Relationships

     By its nature, any merger results in new links between heretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
1990), as modified, Holding Co. Act Release No. 25273 (March 15,

1991), aff'd sub nom., City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to improved operations. Indeed, the links to be established as a result of the Merger are intended to enhance the operations of the LG&E Energy Group. The Merger Agreement provides that the Board of Directors of Powergen will be enlarged to add Roger Hale, current Chief Executive Officer of LG&E Energy. This is useful to integrate LG&E Energy fully into the Powergen System and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

                    ii.  Concentration of Control

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1309 (July 21,
1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must further determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958, 43 S.E.C. 693, 700
(1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new holding company over a previously-approved integrated public utility system and the increased scale of the combined enterprise will actually create opportunities for economies of scale and access to resources that would not be available without a combination with another energy company. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18, 1991).

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed acquisition. As noted by the Commission in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990):
"antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Powergen and LG&E Energy have filed Notification and Report Forms with the Department of Justice ("DOJ") and FTC pursuant to the HSR Act describing the effects of the Merger on competition, and early termination of the waiting period under the HSR Act was granted by the FTC on July 27, 2000.

     LG&E Energy and its subsidiary companies, on the one hand, and Powergen and its related companies, on the other, do not have facilities or sell products in any common geographic markets. With the exception of interests in three Argentinean gas distribution companies - Centro, Cuyana and Gas Natural BAN, S.A. and wind turbines in Tarifa, Spain, the LG&E Energy Subsidiary Companies operate almost exclusively in the United States, selling electricity, natural gas and related energy services and providing transmission and distribution services. Powergen and its subsidiary companies operate almost exclusively outside the United States./13/

     In addition, the competitive impact of the Merger has been fully considered by the FERC pursuant to Section 203 of the Federal Power Act. In its order approving the Merger, the FERC stated:

     "Applicants claim that the proposed merger raises no horizontal or vertical competitive concerns. They state that Powergen neither owns, operates, engages in, nor supplies inputs used for,


_______________

/13/ Powergen's only activity in the United States is through Power Technology, a division of Powergen UK. Power Technology is engaged in engineering consulting operations worldwide and in 1999 received approximately $1,000,000 from rendering consulting services in the United States. This activity does not constitute ownership or operation of a "public-utility company," as such term is defined under Section 2(a)(5) of the Act.

     generation, transmission or distribution of electricity in North America. Applicants therefore conclude that a competitive screen analysis is unnecessary because none of the Applicants own facilities or sell upstream input or downstream electricity products in any common geographic markets. The Commission agrees, and therefore, we find that the proposed merger does not raise competitive concerns."

FERC Order at page 4.

     The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such findings. See City of Holyoke v. SEC, supra at 363-364, quoting Wisconsin's Environmental Decade v. SEC, supra at 527.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of [control] of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or [consumers]" within the meaning of Section 10(b)(1).

               b.   Section 10(b)(2)

                    i.  Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Powergen to the holders of LG&E Energy common stock in connection with the Merger is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded always have been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, and dividends paid, for LG&E Energy common stock, particularly in the period immediately prior to announcement of the Merger, provide support for the consideration of $24.85 for each share of LG&E Energy common stock.

                                    LG&E Energy
                         High          Low            Dividends

1998
First Quarter             26-7/16            23       0.2975

Second Quarter             27-3/4      24-11/16       0.2975

Third Quarter              27-7/8        22-1/2       0.2975

Fourth Quarter            29-5/16       26-1/16       0.3075

1999
First Quarter              28-3/4        20-3/4       0.3075

Second Quarter                 23      20-11/16       0.3075

Third Quarter            23-11/16      20-11/16       0.3075

Fourth Quarter            23-5/16        17-3/8       0.3175

2000 First Quarter         18-1/4        15-1/4       0.3175
(through Feb. 25)

     On February 25, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price per share as reported on the NYSE-Composite Transaction of LG&E Energy common stock was $15.75. The $24.85 per share cash consideration represents a 58% premium to this pre-announcement closing price.

     In addition, the consideration is the product of extensive and vigorous arm's length negotiations between Powergen and LG&E Energy. As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8,
1970), prices arrived through arm's length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See also Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988). These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the LG&E Energy Group. See Powergen Circular (Exhibit C-2 hereto); LG&E Energy Proxy Statement (Exhibit C-1 hereto).

     Finally, internationally-recognized investment bankers for both Powergen and LG&E Energy have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies. LG&E Energy's financial adviser, the Blackstone Group L.P., has provided its written opinion to LG&E Energy's Board of Directors that the consideration is fair, from a financial point of view, to the holders of LG&E Energy common stock. The investment banker's analysis is described in detail in the LG&E Energy Proxy Statement (Exhibit C-1 hereto). The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Co., supra, and SV Ventures, Inc., Holding Co. Act Release No. 24579A (Feb. 26, 1988). See Powergen Circular (Exhibit C-2).

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, Applicants believe that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of LG&E Energy.

                    ii.  Reasonableness of Fees

     A further consideration under Section 10(b)(2) is the overall level of fees, commissions and expenses incurred and to be incurred in connection with the Merger. Applicants believe that these items are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers. Applicants also believe that the fees are consistent with recent precedent and that they meet the standards of Section 10(b)(2).

     Powergen and LG&E Energy together expect to incur a combined total of approximately $50.4 million in fees, commissions and expenses in connection with the Merger. American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million in connection with their proposed merger, while National Grid and NEES estimated their total fees at $54.2 million.

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of LG&E Energy and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548

(June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of LG&E Energy common stock on February 25, 2000, the Merger would be valued at approximately $3.23 billion in equity value. The total estimated fees and expenses of $50.4 million represent approximately 1.6% of the equity value, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired); National Grid Order (approximately 1.69% of the value of the assets to be acquired).

               c.  Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquiror's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system. For the reasons that follow, the capital structure of Powergen will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system.

     Applicants are proposing a structure that will meet all of the requirements of the 1935 Act, and will be virtually identical to that approved by the Commission in the National Grid Order.

     In the Merger, common shareholders of LG&E Energy will receive cash (in the aggregate, the "Cash Consideration") in exchange for their LG&E Energy shares. Powergen proposes to obtain the Cash Consideration through the Bank Loans./14/ The

____________________

/14/ As noted above, a portion of the Cash Consideration may be paid from available cash, proceeds of asset sales by Powergen UK and its subsidiaries and issuances of debt securities and other instruments by Powergen or its subsidiaries. See supra footnote 9.

Bank Loans will be straightforward commercial loans from sophisticated commercial lenders. US Holdings will be the borrower under the Credit Facility, guaranteed by Powergen. Such obligations will neither be guaranteed by, nor secured by any assets of, any other subsidiary of Powergen. In no event will Powergen issue any equity or debt securities to LG&E Energy shareholders as consideration for the Merger and the acquisition of LG&E Energy. The Merger Agreement, however, does permit holders of LG&E Energy employee stock options to convert their options into options for Powergen ADSs instead of receiving cash. See the Merger Agreement, Section 6.11.

     Upon consummation of the Merger, LG&E Energy will become a wholly-owned, indirect subsidiary of Powergen. Powergen proposes to hold its interest in LG&E Energy through the Intermediate Companies. Each of the Intermediate Companies will be organized under the laws of either a member state of the European Union with which the United States has a comprehensive Double Taxation Treaty or a state of the United States. Other than US Holdings, which may issue non-voting preferred stock, all of the Intermediate Companies will be directly or indirectly wholly-owned by Powergen and will have no public or private institutional equity holders. The Intermediate Companies will be capitalized with equity and/or debt all of which, other than any US Holdings borrowings or preferred stock, will be held by either Powergen or an Intermediate Company.
The ultimate U.S. parent of LG&E Energy will be capitalized with both equity and debt, to be held by one or more of the Intermediate Companies. Absent such additional approval as may be required, none of the Intermediate Companies will be engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of LG&E Energy and the financing transactions described herein, and none of the Intermediate Companies will be regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service.

     As a wholly-owned indirect subsidiary of Powergen, LG&E Energy will continue to be a public utility holding company, and it will retain its current capital structure. Neither LG&E Energy nor any of the LG&E Energy Subsidiary Companies will incur any additional indebtedness or issue any securities to finance any part of the Cash Consideration. The acquisition of LG&E Energy by Powergen and the corporate and financing mechanics summarized above are not designed or intended to alter or otherwise affect the current corporate structure and financing obligations of the LG&E Energy Group companies as members of a holding company system.

     It is contemplated that the companies in the LG&E Energy Group will each continue to pay dividends (and, in the case of the LG&E Energy Subsidiary Companies, dividends on preferred stock and interest on and principal of their debt). Dividends paid by LG&E Energy may ultimately be used by Powergen or US Holdings to service debt.

     Pursuant to the order of the Kentucky Commission authorizing the transfer of ownership of LG&E and KU through the acquisition of ownership and control of LG&E Energy by Powergen (the "Kentucky Order"), the dividend policies of LG&E and KU remain under the jurisdiction of the Kentucky Commission. Specifically, the Kentucky Commission reiterated its position that "the dividend policy [of KU and LG&E] must not adversely affect the utilities' ratepayers, and the utilities, through their boards of directors, have the responsibility to use their dividend policy consistent with preserving the financial strength of the utility." As part of the proceeding before the Kentucky Commission, and as a condition to the effectiveness of the Kentucky Order, Powergen has committed to notify the Kentucky Commission 30 days prior to paying any dividend or transferring more than 5 percent of the retained earnings of LG&E or KU to Powergen. In 1999, LG&E and KU have declared dividends equal to approximately 36.4% (34.7% in respect of common stock and 1.7% in respect of preferred stock) and 23.2% (22.5% in respect of common stock and 0.7% in respect of preferred stock), respectively, of retained earnings. During the twelve months ended September 30, 2000, LG&E and KU declared dividends equal to approximately 27.0% (25.3% in respect of common stock and 1.8% in respect of preferred stock) and 30.0% (29.3% in respect of common stock and 0.7% in respect of preferred stock), of their respective retained earnings balances as of June 30, 2000.

     The Kentucky Commission confirmed its jurisdiction over KU and LG&E, as follows: "For rate-making purposes, the [Kentucky] Commission has jurisdiction over KU's and LG&E's capital structure, financing and cost of capital. The [Kentucky] Commission will continue to exercise this jurisdiction." To further assure that a failed or failing unregulated affiliate not affect the operations of KU and LG&E, the Kentucky Commission also observed: "If circumstances dictate that the only reasonable course of action is divestiture, including that of KU or LG&E, it will be the responsibility of Powergen's and LG&E Energy's management to ensure that divestiture takes place."

     The following table shows the capitalization of Powergen as of January 2, 2000, the capitalization of LG&E Energy as of December 31, 1999, and the pro forma capitalization of Powergen after giving effect to the Merger:/15/

                     Powergen            LG&E              Acquisition      Combined
                     (U.S. $ mm)         Energy            adjustments      System
                                         (U.S. $mm)        (U.S. $mm)       (U.S. $mm)
Short-term
Debt                 158 (1.9%)          450 (12.7%)             -          608 (4.4%)

Current Portion
Long-Term
Debt                   -                 412 (11.6%)             -          412 (3.0%)

Long-term
Debt               4,145 (51%)         1,299 (36.6%)         3,278        8,722 (63.1%)

Preferred
Stock                  -                 135  (3.8%)             -          135 (1.0%)

Common Stock
Equity             3,833 (47.1%)       1,251 (35.3%)        (1,141)       3,943 (28.5%)

Total              8,136               3,547                 2,137       13,820

     The following table shows the capitalization of Powergen as of July 2, 2000, the capitalization of LG&E Energy as of June 30, 2000, and the pro forma capitalization of Powergen after giving effect to the Merger:

________________

/15/ See infra footnote 31.

                                  Powergen                LG&E Energy              Acquisition           Combined
                                (U.S. $ mm)               (U.S. $ mm)              Adjustments            System
                                                                                   (U.S. $ mm)          (U.S. $ mm)
Short-term                        98                       414                                            512
Debt                            (1.4%)                   (12.2%)                        -                (4.0%)
Current Portion
Long-Term                                                  376                                            376

Debt                                                     (11.1%)                        -                (2.9%)
Long-term                      3,432                     1,404                      3,275               8,111
Debt                           (47.8%)                   (41.4%)                                        (62.8%)
Preferred                                                  143                          -                 143
Stock                                                    (4.2%)                                         (1.1%)

Common Stock Equity            3,656                     1,052                       (945)              3,763
                               (50.8%)                   (31.1%)                                        (29.2%)
Total                          7,186                     3,389                      2,330              12,905

     This proposed capital structure is consistent with the requirements of the Act. As explained in Item 3, Section B.1,/16/ Powergen expects that at the time of the Merger, its consolidated ratio of common equity to total capitalization will be near or above the "traditionally acceptable 30% level." Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) and in any event Powergen will meet the 30% level by December 31, 2001. Powergen has submitted, on a confidential treatment basis, pro forma capitalization tables for the period ended September 30, 2000 and as projected for December 31, 2001. These capitalization tables show that the common equity capitalization for the consolidated pro forma Powergen system will comfortably exceed 30% at December 31, 2001. After the Merger, Powergen also is expected to maintain investment grade credit ratings. See infra Item 3, Section B.1. Powergen has filed as a confidential exhibit to this Application a detailed financial projection showing Powergen's ability to service all acquisition indebtedness without imposing any undue demands on the projected cash flows of the LG&E Energy Group.

________________

/16/ Id.

                              i. The presence of debt at more than one level of the Powergen System does not "unduly complicate" the capital structure of the Powergen System for purposes of Section 10(b)(3).

     A number of steps must be taken in a specified sequence in order to achieve the economic benefits of the transaction structure. Completion of some of the steps necessary to implement the transaction structure will occur shortly following consummation of the Merger and thus will be subject to Commission jurisdiction. Applicants request that the Commission view all of the steps necessary to implement the transaction structure in their entirety as they are, in fact, constituent elements comprising a single transaction.

     In addition, Applicants recognize that, in prior matters involving the formation of a registered holding company, the Commission has considered preliminary financing transactions (i.e., transactions occurring prior to the formation of a registered holding company) in view of their effects on the capital structure of the resulting holding company. For example, in connection with the merger of Atlantic Energy, Inc. and Delmarva Power & Light Co., the Commission considered that the resulting registered holding company would have two classes of common stock--notwithstanding that, at the time the letter or "tracking stock" was issued, the issuer was not a registered holding company. The Commission did not address the specific question of whether it had jurisdiction to pass on the securities issuance but instead noted that, under
Section 7(c)(2)(A) of the 1935 Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25, 1998). See also the National Grid Order. Accordingly, to the extent that the Commission might choose to treat any element of the implementation of the transaction structure, such as the borrowing of the Bank Loans, as a jurisdictional event, there is express statutory provision for such transactions under Section 7(c)(2)(A) of the 1935 Act.

     Nor does the presence of holding company level debt at US Holdings to be used for acquisition financing and general working capital represent an undue complication of the capital structure of the Powergen System for purposes of

Section 10(b)(1). In the first instance, to the extent that the debt is associated with facilities that have been entered into before Powergen becomes a registered holding company or as replacements for such facilities, they should be grandfathered for purposes of the Act. Second, and more importantly, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph
(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). Based on the same rationale, the Commission recently permitted a registered electric system to have long-term debt at the parent company level. Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co. decision, the Commission similarly allowed investment grade long-term debt at the parent company level in the National Grid Order.

     Credit rating agencies have examined Powergen's and LG&E Energy's credit ratings in light of the proposed Merger and indicated that they expect the combined system will maintain investment grade ratings. On the day the Merger was announced, both Moody's and Standard & Poor's placed Powergen and LG&E Energy, LG&E, KU and LG&E Capital on credit watch/review for potential downgrade, which will last until the Merger is completed. Standard & Poor's has indicated that Powergen's Corporate credit rating (essentially that of Powergen
UK) would probably be BBB+ after the Merger, in light of the acquisition as well as certain anticipated disposals by Powergen UK. On the same basis Moody's indicated a likely rating of A3 (the equivalent of A- for Standard & Poor's) for Powergen UK after the Merger.

     The agencies indicated that the future rating for Powergen is likely to be one notch below that of Powergen UK but is expected to remain investment grade. Moody's has stated that "the operations of LG&E Energy are in many ways complementary to Powergen's assets." Furthermore, Moody's found LG&E Energy's strengths to "lie in its traditional well-managed low-cost electricity production as well as its distribution system--which is held in high regard for its customer satisfaction oriented focus." In addition, Moody's has reviewed Powergen's announced corporate strategy of selling certain of its non-core assets to generate cash to repay debt and cover interest payments. This strategy, according to Moody's, "will enhance the business risk and cash flow stability of the Powergen Group .
 . . ." Moody's concludes that "the effect of any potential downgrade of Powergen's ratings [i.e., from assuming debt to pay for the acquisition of LG&E Energy] should be no more than one notch." Therefore, Powergen's securities are expected to maintain investment grade status after the Merger.

     Moody's current ratings for Powergen UK and LG&E Energy securities are shown below.


     Company and Security                                   Moody's Rating
Powergen UK
     Senior unsecured long-term debt                               A2
Powergen East Midlands Investments
     Senior unsecured long-term debt                               A2
Powergen Energy plc
     Senior unsecured long-term debt                               A1
LG&E Energy Corp.
     Issuer rating                                                 A3
LG&E
     Senior secured First Mortgage Bonds                           A1
     Issuer rating and senior unsecured debt                       A2
     Preferred Stock                                               a2
KU
     Senior secured First Mortgage Bonds                           A1
     Issuer rating                                                 A2
     Preferred Stock                                               a2

     Standard & Poor's also reviewed its ratings of the two groups and also found that the combined systems are expected to maintain investment grade ratings. Although Standard & Poor's, like Moody's, acknowledges that Powergen's acquisition debt will be relatively high, Standard & Poor's observes that the risks from the debt "will be partially offset by the improved business profile of the enlarged group and Powergen's expected U.K. and international divestments." Furthermore, Standard & Poor's notes that "Powergen's acquisition of LG&E group is consistent with its previously stated strategy to diversify its income streams geographically, by acquiring a vertically integrated utility in a highly rated country." Therefore, Standard & Poor's finds that the Merger is not expected to have a substantial adverse effect on Powergen's credit ratings, which will remain investment grade.

     Standard & Poor's current ratings of Powergen and LG&E Energy Group securities are shown below.


     Company and Security                         Standard & Poor's Rating
Powergen plc
     Corporate credit rating                                A/A-1
Powergen US Holdings Ltd.
     Corporate credit rating                                A/A-1
Powergen UK plc
     Corporate credit rating                                A/A-1
     Senior unsecured debt                                  A
Powergen (East Midlands)
     Corporate credit rating                                A/--
     Senior unsecured debt                                  A
Powergen Energy plc
     Corporate credit rating                                A/A-1
     Senior unsecured debt                                  A
LG&E Energy Corp.
Corporate credit rating                                     A-/--
LG&E
     Long-term corporate credit rating                      A-
     Senior secured debt                                    A
     Preferred Stock                                        BBB

KU
     Long-term corporate credit rating                      A-
     Senior secured debt                                    A
     Preferred Stock                                        BBB

     The financial strength of Powergen is further confirmed by the competitive terms under which it has been able to secure financing for the proposed transaction. For these reasons and in light of the National Grid Order, Applicants believe that the presence of more than one level of debt will not unduly complicate Powergen's capital structure.

                              ii. The Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.

     For the reasons previously set forth, and discussed below in the context of
Section 10(c)(2), Applicants believe that the proposed Merger will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company systems. LG&E Energy and Powergen are requesting an affirmation from each of the affected state regulators that it has the authority and resources to protect consumers subject to its jurisdiction and that it intends to exercise that authority. These regulatory approvals will assure that the interests of retail customers and wholesale customers are adequately protected. In addition, Powergen commits that it will not seek recovery in higher rates to the U.S. Utility Subsidiaries' ratepayers for any losses or inadequate returns that may be associated with its non-LG&E Energy investments. Finally, the Merger is expected to have no adverse effect on the rights of holders of the outstanding preferred stock and debt securities of the LG&E Energy Subsidiary Companies./17/ Based on similar facts and the same assurances, the Commission in the National Grid Order found that the proposed merger in that case would not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system. Applicants respectfully submit that the Commission should make the same finding with respect to the Merger.

          2.  Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or
_____________________________________

/17/ Aside from holders of options for common stock and common stockholders, LG&E Energy currently has no public security holders. LG&E and KU do have, and following the Merger will continue to have, public security holders.

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

               a.  Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

                   i.   Section 8 Analysis

     Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. The purpose of Section 8 is to prevent holding companies, by use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Merger will not result in any new situations of common ownership of so-called "combination" systems within any state. LG&E is presently a combination gas and electric public utility serving substantially the same territory in Kentucky. After the Merger, LG&E will continue to serve both gas and electric customers in Kentucky. No state law prohibits LG&E's combined gas and electric operations, and no state law prohibits Powergen from indirectly acquiring LG&E. Further, the Merger will occur only after the authorizations of the Kentucky Commission and the Virginia Commission have been granted. Accordingly, the Merger will not be unlawful under Section 8, and thus that portion of Section 10(c)(1) relating to
Section 8 of the Act is satisfied.

                   ii.  Section 11 Analysis - Integration

     Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act./18/ Section 11(b)(1), in pertinent part, directs the Commission:

________________________________
/18/ The FUCO holdings of Powergen and LG&E Energy need not be included in this analysis as Section 33(c)(3) of the Act to require . . . that each registered holding company, and each subsidiary company, thereof, take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

          .  Integrated Public Utility System

     Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system./19/ However, Commission authority is equally clear that Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system.
Section 10(c)(2) requires only that the acquisition tend 'towards the


______________________________
explicitly provides that FUCOs shall be considered to be consistent with the operation of a single integrated public utility system.

/19/ See New Century Energies, Inc., Holding Co. Act Release No. 26748, citing SEC v. New England Electric System, 384 U.S. 176,178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

economical and the efficient development of an integrated public-utility system.'"/20/

     In this case, the Merger will tend toward the economical and efficient development of two integrated systems: the combined electric utility system of LG&E and KU and the stand-alone gas utility system of LG&E.

          .  Electric System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;


_______________________________
/20/ Gaz Metropolitan, Inc., quoting In the Matter of Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Cape Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, File No. 70-8787. Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., Holding Co. Act Release No. 35-13781, 38 S.E.C. 658, 668 (Nov. 28, 1958)).

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

The Merger satisfies all four of these requirements.

     First, LG&E and KU are already physically interconnected. LG&E and KU are directly connected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. See Exhibit E-1.

     Even if LG&E and KU were not actually interconnected, they would be deemed capable of interconnection by virtue of their membership in the Midwest Independent System Operator ("Midwest ISO"). In the past, the Commission has determined that membership in a "tight" power pool satisfied the interconnection standard for purposes of Sections 11(b)(1) and 2(a)(29)(A). UNITIL Corporation, Holding Co. Act Release No. 25554 (April 24, 1992). This determination of interconnection also has been interpreted to include independent system operators. Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000).

     LG&E and KU were among the original signatories to the Midwest ISO Agreement. The Midwest ISO was developed in accordance with the FERC's Order No. 888, which order encouraged the formation of independent system operators. The major reasons for establishing the Midwest ISO are: to provide access to a large regional transmission system; to solve transmission pricing problems, including pancaking of rates and loop flow issues; to maintain or improve system reliability and security; and to coordinate planning of the transmission system. On behalf of the Midwest ISO, ten transmission-owning public utilities (including LG&E and KU) submitted an application to the FERC on January 15, 1998, for approval to transfer operational control over their transmission facilities to the Midwest ISO. Concurrent with their application, the utilities submitted the Midwest ISO Tariff, the Midwest ISO Agreement and related documents for approval to establish an independent transmission system operator. FERC issued an order on September 16, 1998,/21/ authorizing the establishment of the Midwest ISO, conditioned upon the resolution of certain issues. It is anticipated that the Midwest ISO will be fully operational by mid-2001. Therefore, LG&E and KU are also interconnected through the Midwest ISO.

     Second, LG&E and KU will continue to be economically operated as a single interconnected and coordinated system. The two companies are interconnected by a transmission system which allows the transfer of power between LG&E and KU. LG&E and KU will continue operating as a single system, economically dispatched.

     Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Kentucky, Virginia, and Tennessee. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy, Holding Co. Act Release No. 25952 (Dec. 17,
1993)); the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12,
1998)); and New Century Energies serves customers in six states (New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

     Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Merger fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"),

--------------------

/21/ Midwest Independent Transmission System Operator, Inc., 84 FERC (P) 61,231
(1998).

General Public Utilities Corp., Holding Co. Act Release No. 13116, 37
S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29,
1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21, 1990)(advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations. . .[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10,
1941)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation.")

     The Merger satisfies all of the factors regarding "localized management" noted above. LG&E and KU will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs. The Merger Agreement does not change the existing management of LG&E or KU. After the Merger, LG&E and KU will maintain their current offices as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while LG&E Energy will maintain the LG&E Energy Group headquarters. KU will maintain its Lexington headquarters and a substantial presence throughout its service territory in order to conduct the state-wide operations of KU. Although the location of the corporate headquarters of Powergen is distant from customers served by LG&E and KU, this distance is, as noted by the Commission in the American Electric Power case supra, a relatively unimportant factor given the present ease of transportation and communications and the retention of the LG&E and KU headquarters at their present location. In addition, the Commission in the National Grid Order approved a substantially similar management arrangement. Thus, the Merger will preserve all the benefits of localized management of LG&E and KU.

     The Merger will result in the following changes to the Boards of Directors of LG&E Energy, LG&E, and KU. The current Board of Directors of each of LG&E Energy, LG&E and KU will be replaced by a new three-member Board of Directors. The Merger Agreement provides that, for three years after the Merger, one member of the LG&E Energy Board of Directors will be an individual who immediately prior to the Merger is an officer or director of LG&E Energy. Powergen also expects that this individual will serve on the KU and LG&E Boards of Directors. In addition to LG&E Energy's Board of Directors, an advisory board comprised of members of LG&E Energy's current Board will be established to advise Powergen on local regulatory and management issues. Thus, the Merger Agreement will preserve the advantages of local representation.

     Finally, the Merger will not impair the effectiveness of state regulation. LG&E and KU will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Kentucky Commission, the Virginia Commission, the Tennessee Commission, and the FERC. With the exception of an order from this Commission, all required regulatory approvals for the Merger have been obtained.

             o  Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:

     Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The LG&E gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission.

     LG&E's gas utility system will operate as a coordinated system confined in its operation to a single area or region covering portions of Kentucky. See Exhibit E-1. As shown by the maps in Exhibit E-1, there is substantial overlap between the gas service territory of LG&E and the electric service territories of LG&E and KU. The system also will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in
Item 3, Section A.2.a.ii above, localized management will be preserved. The centralized functions of LG&E's gas utility business will continue to be managed from Louisville, Kentucky, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. As also set forth in Item 3, Section A.2.a.ii, from a regulatory standpoint there will be no impairment of regulatory effectiveness. The same regulators currently overseeing the LG&E gas operations (i.e., the Kentucky Commission) will continue to have jurisdiction after the Merger.

     For all of these reasons, the post-transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

                         iii. Section 11 Analysis - Retention of Gas Utility System

     As noted above, both the electric utility operations and gas utility operations of LG&E Energy will continue to be separately integrated. For the reasons set forth below, Applicants respectfully submit that LG&E's gas utility business is retainable under the standards of Section 11 of the Act.

     Historically, the Commission had considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a quantification of the loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888 (1964). In its affirmation of that decision, the U.S. Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of
Section 11(b)(1) has been explicitly eased by the Commission in its most recent decisions under Sections 9(a) and 10 of the Act, both with respect to exempt holding companies (TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997)) and newly formed registered companies (e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)and SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000)).

     In these recent decisions, the Commission acknowledged the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and the convergence of the electric and gas industries that was then underway (and which continues today). As a result, the historical standards of review have become outdated as separated electric and gas companies would be weaker competitors than they would be as combined companies in the same market. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997). Thus, newer transactions, such as Powergen's proposed acquisition of LG&E Energy and subsequent registration of the merged systems, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards.

     Applicants believe that the Commission should approve the Merger and allow the retention of LG&E's gas system as a matter of policy and as a matter of fairness, and can approve the Merger as a matter of law. First, as noted above, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of multiple electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents of cost per unit can make the difference between economic success and economic failure. WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, supra. Indeed, the Commission has noted that "the utility industry is evolving towards a broadly based energy-related business"/22/ marked by "the interchangeability of different forms of energy, particularly gas and electricity."/23/ In the instant situation, the lost economies that would follow from denying the retention of LG&E's gas utility system are substantial, both quantitatively and qualitatively.

     Section 10(c)(1) does not require that the Commission apply Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under Section 9(a). As the Court of Appeals stated in Madison Gas and Electric Company v.
SEC:

     By its terms . . ., Section 10(c)(1) does not require that new acquisitions comply to the letter with Section 11. In contrast to its strict incorporation of Section 8 . . ., with respect to Section 11 Section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [Section 11's] provisions." The Commission has consistently read this provision to import into Section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exceptions to the requirement in the (A)(B)(C) clauses./24/

_________________

/22/ Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (April 30, 1996).

/23/  Id.

/24/  Section 11(b)(1) states that

     the Commission shall permit a registered holding company to continue to control one or more additional integrated public utility systems, if, after notice and opportunity for hearing, it finds that -

     The economies and benefits of a combined gas and electric system would be lost if Powergen were forced to divest LG&E's gas system. The electric operations and gas operations of LG&E currently realize efficiencies from numerous joint, or shared, services - e.g., joint billing, joint customer service, joint meter reading, shared installation and inspection of service lines and shared construction equipment. The stand alone gas company would have greater operating costs per unit sold and would, therefore, realize a lesser amount of any increased revenue on its bottom line./25/ Furthermore, Powergen anticipates that many new electric generating units will be gas fired, which will require expertise in gas transportation and purchasing.

     Divestiture of LG&E's gas operations would cause a significant amount of damage to LG&E Energy's ability to compete in the marketplace. Further, divestiture would result in higher costs for LG&E Energy's customers and regulators. As noted above, the gas and electric industries are converging nationwide, and separation of electric and

___________________
          (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          (B) All of such additional systems are located in one state, or in adjoining states, or in a contiguous foreign country; and

          (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

/25/ The Commission has recently approved a similar lost economies analysis in a situation where a registered holding company acquired a pure gas utility company and the application examined the lost revenue enhancement opportunities that would occur if the acquirer were forced to divest any of its newly acquired gas utility operations. See Northeast Utilities, Holding Co. Act Release No. 27127 (Feb. 1, 2000).

gas businesses would likely cause the separated entities to be weaker competitors than they would be together. As competition has developed in the utility industry, those companies in the retail energy delivery business have found it a competitive advantage to be able to offer customers a range of options to meet their energy needs. Potential non-quantifiable costs to customers which would result from divestiture of LG&E's gas operations involve the additional expenses of doing business with two public utility companies instead of one and the costs associated with having multiple companies supply information to shareholders and publish reports required by the Exchange Act. Similarly, regulatory costs would involve additional duties for the staff of the Kentucky Commission as a result of dealing with an additional public utility company. These additional duties would largely be the result of duplicating existing functions such as separate requests for approvals of financing.

     LG&E has prepared a study of its gas utility operations that analyzes the lost economies that its gas utility operations would suffer upon divestiture when compared to its retention pursuant to the Merger. This study, entitled "Analysis of the Economic Impact of a Divestiture of the Gas Operations of Louisville Gas and Electric Company," is attached to this Application as Exhibit O-1 (the "Gas Study"). As set forth in the Gas Study, if the gas operations of LG&E were operated on a stand-alone basis, lost economies from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors would be immediate and substantial. In the absence of rate relief, those lost economies would substantially injure the shareholders of LG&E upon the divestiture of the gas operations. As the study further shows, if rate relief were granted with respect to the lost economies, consumers would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the Merger.

     As set forth in the Gas Study, divestiture of the gas operations of LG&E into a stand-alone company would result in lost economies in LG&E's electric and gas businesses of a total of $43,886,140. The table below shows the 1999 operating revenues, operating revenue deductions, gross income and net income of LG&E.

                              Operating
               Operating       Revenue         Gross           Net
                Revenues     Deductions       Income         Income
                --------     ----------       ------         ------
Gas          $204,675,655   $169,405,436   $ 35,270,219   $ 24,165,566

Electric     $768,400,832   $601,137,059   $167,263,773   $114,601,606

     On a percentage basis, the lost economies in the gas business amount to 69.04% of net income of LG&E's gas business in 1999 -- far in excess of the loss of net income in UNITIL, where the Commission allowed the retention of gas
                 ------
utility operations, and the 30% loss in New England Electric System that the
                                        ---------------------------
Commission has described as the highest loss of net income in any past divestiture order./26/ As a percentage of LG&E's 1999 gas operating revenues, the lost economies in the gas business described in the Gas Study amount to 8.15% --higher than the losses in any past divestiture order./27/ As a percentage of expenses or operating revenue deductions for LG&E's gas business in 1999, the lost economies described in the Gas Study would amount to 9.85%, higher than the losses in any past divestiture order and, in Entergy
                                                             -------
Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), another case in
-----------
which the Commission authorized the retention of gas operations. As a percentage of LG&E's 1999 gross gas income, the lost economies described in the Gas Study amount to 47.30%, far in excess of the highest loss of gross income in any divestiture order.

     In order to recover the estimated lost economies resulting from the operation of the gas business on a stand-alone basis, LG&E's gas business would need to increase rate

________________
/26/  See UNITIL Corp., Holding Company Act Release No. 25524 (April 24, 1992)
      --- ------------
("The Commission has required divestment where the anticipated loss of income of the stand-alone company was approximately 30%..." or "29.9% of net income before taxes"), citing SEC v. New England Electric System, 390 U.S. 207, 214 n.11
                ---    ---------------------------
(1968).

/27/ The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., UNITIL Corp., supra ("[o]f cases in which
                            ---  ----  ------------  -----
the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%...").

revenue by $31,116,687, or 15.2%. This increase in rate revenues would have a direct and immediate negative impact on the rates charged to customers for electric and gas services.

     In addition to the foregoing impact to the gas business, LG&E's electric business would also suffer lost economies, primarily due to the expenses of additional employees required to perform many functions accomplished by employees who perform work for both the electric and gas businesses. Assuming that such additional costs are recovered through rate increases, LG&E's electric business would need to increase rate revenue by $12,769,453 or 1.7%.

     Finally, the customers of LG&E who are customers of both its gas business and its electric utility business will experience a doubling of their postage costs to pay separate bills. The total estimated increase in such postage costs is $3.96 per customer per year or $1,054,900 in the aggregate.

     For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under Powergen's newly registered holding company is lawful under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

                              iv.  Retention of "Other Businesses"

     The final question under Section 11(b)(1) is whether the "other businesses" of Powergen and LG&E Energy are retainable under the standards of Section 11 and the statutory amendments thereto. As previously noted, Powergen UK (or Powergen Group Holdings from the time of its formation), Powergen's direct subsidiary, will claim an exemption as a FUCO under the Act. Attached as Exhibit F-1.2 is a description of Powergen's subsidiaries and their present business activities.

     LG&E Energy's non-utility subsidiaries are retainable under the Commission's prior precedent, and under the

Commission's Rule 58. The business of each of these subsidiaries and its basis for retention is set forth in Exhibit F-2.2 hereto.

     In the event that the Applicants seek to reactivate any inactive company after completion of the Merger, the Applicants commit to file a post-effective amendment seeking authority to engage in the proposed activities if such authorization is required under the Act. Further, the Applicants request that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following companies: CRC-Evans International, Inc.; CRC-Evans Pipeline International, Inc.; CRC-Key, Inc.; CRC-Evans B.V.; CRC-Evans Canada Ltd.; PIH Holdings Ltd.; and Pipeline Induction Head Ltd. The Applicants agree that they will take appropriate steps to divest these companies within three years after the date of the order in this proceeding or will file a post-effective amendment to this Application with the Commission no later than June 30, 2001 seeking to justify the retention of such companies.

     In Xcel Energy Inc., Holding Company Act Release No. 27212 (August 16,
2000), New Century Energies, Inc., Holding Company Act Release No. 26748 (August 1, 1997) and WPL Holdings, Inc., Holding Company act Release No. 26856 (April 14, 1998), the Commission excluded the non-utility businesses such applicants sought to retain from the limitation upon investment in energy-related companies under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. LG&E Energy and KU are both exempt holding companies. Rule 58 provides in section
(1)(1)(ii) that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

          The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to Commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions./28/

     Because the non-utility investments of LG&E Energy, as an exempt holding company, were exempt under the Act, investments made prior to the effective date of Rule 58 which will continue as part of the Powergen System after consummation of the Merger, should not count in the calculation of the 15% maximum.

                         v.   The Merger will satisfy the requirements of
                              Section 11(b)(2), as incorporated by Section
                              10(c)(1).

     Section 11(b)(2) further directs the Commission:

     To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

Section 11(b)(2) raises two issues: first, will the corporate structure or continued existence of any company unduly or unnecessarily complicate the structure of the Powergen holding company system post-Merger and, second,

_____________
/28/ Holding Co. Act Release No. 26667 at 75.

will the Merger result in an unfair or inequitable distribution of voting power among the security holders of Powergen. As explained more fully below and as found by the Commission in the National Grid Order, any apparent complexity in the resulting holding company system does not create any inequitable distribution of voting power and is necessary in order to achieve economic efficiencies.

     The principal economic effect of the transaction structure will be to permit Powergen to maximize economic returns, given that the consideration for the Merger will be funded by external borrowings in the United Kingdom. The only external parties to the contemplated transactions will be the sophisticated commercial lenders that will be advancing moneys to US Holdings under fully negotiated lending agreements, none of which will involve any guarantees by, or pledges of assets from, any member of the LG&E Energy Group. Powergen believes that engaging in financing activities at US Holdings is preferable in order to increase the separation between Powergen's US utility activities and the FUCO activities of Powergen UK. Further, the fact that US Holdings engages in bank borrowings and investment grade financings does not change the essential character of US Holdings as a holding company and conduit for financing US Holdings will engage in no business activities except raising capital and acting as a conduit for funds within the Powergen System. Thus Powergen believes approval of financing activity at US Holdings is consistent with the Commission's findings in the National Grid Order in which it determined to "look through" the intermediate holding companies in that application. Finally, permitting financing activity at US Holdings is consistent with the Commission's recent decision in The Southern Company, Holding Co. Act Release No. 27134 (February 9, 2000), allowing long-term debt and preferred stock in a top holding company.

     It is common practice for U.K.-based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under laws of European Union member states. These types of transaction structures are implemented to minimize the impact of tax on the repatriation of dividends and interest to the United Kingdom and are understood by the U.K. tax authorities. These structures are not unusual. Powergen has used this type of structure in connection with its other foreign investments. U.S. registered holding companies also employ similar structures in connection with their, albeit out-bound, cross-border transactions into the United Kingdom. See, e.g., Exhibit H from the Form U5S filed by The Southern Company for the year ended December 31, 1998, detailing the ownership structure for the system's EWGs and FUCOs. Moreover, the Commission recently approved a similar structure for National Grid.

          . Powergen's Corporate Structure Will Not Be "Unduly or Unnecessarily" Complicated.

     As noted above, Powergen's proposed transaction structure is more complicated than the traditional corporate structure commonly used by U.S. registered holding companies with respect to their U.S. subsidiaries and operations in that there will be more corporate layers between Powergen and LG&E Energy than there are, for example, between LG&E Energy and its operating subsidiaries. There also will be financing activity, in the form of bank borrowings, and the issuance of debt securities and preferred stock at US Holdings. The Applicants believe that the structure is nonetheless appropriate and not unusual for cross-border transactions. Powergen proposes to continue the current LG&E Energy corporate and holding company system structure.
Accordingly, the Applicants seek a declaratory order requesting that the proposed transaction and financing structure is in compliance with Section 11 of the Act, solely for purposes of complying with the "great grandfather" provisions of Section 11(b)(2).

     Further, the Intermediate Companies will not be a means by which Powergen seeks to diffuse control of LG&E Energy and the LG&E Energy Subsidiary Companies. Rather, the Intermediate Companies (other than US Holdings) will be created as special-purpose entities for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-border transaction. Except with respect to US Holdings in connection with the financing transactions described herein, there will be no third-party lenders or investors in any of the Intermediate Companies. Each of the Intermediate Companies will be wholly-owned, directly or indirectly, by Powergen and the creation and existence of the Intermediate Companies will not affect the operation of the LG&E Energy Group. Indeed, the corporate structure "downstream" from LG&E Energy will remain unaffected as a result of the proposed Merger. Accordingly, this is not the type of situation that concerned the drafters of the Act, and, in the Applicants' view, the

Commission should thus exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary./29/

     It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the corporate organization of the LG&E Energy Group or in the financing transactions undertaken by LG&E Energy and its subsidiaries. Neither LG&E Energy nor any of LG&E Energy's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Cash Consideration. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

     The foregoing structure and related facts are virtually identical to the corporate structure and facts presented to the Commission in National Grid, where the Commission decided "to 'look through' the Intermediate Companies (or treat the Intermediate Companies as a single company) for purposes of the analysis under Section 11(b)(2) of the Act," and found that corporate structure in that case did "not unduly or unnecessarily complicate the structure" of National Grid. Applicants respectfully submit that the same result should follow in the present case.

               .   Voting Power Will Be Fairly and Equitably Distributed.

     As stated previously, Powergen is a public limited company organized under the laws of England and Wales and

________________________

/29/ KU's role in the corporate structure of LG&E Energy also violates technically the "great-grandfather" provision of Section 11(b)(2); consequently, Applicants also request that the Commission find that KU is not a holding company for purposes of the "great grandfather" provision for the following reasons. First, although the Commission applies a relaxed standard of Section 11 to exempt holding company systems, the present corporate structure of LG&E Energy has been reviewed and approved by the Commission when LG&E and KU merged. See Holding Co. Act Release No. 26866 (Apr. 30, 1998). Second, the Commission authorized a similar structure for the Exelon holding company system. See Holding Co. Act Release No. 27266 (Nov. 2, 2000).

domiciled in the United Kingdom. Its ordinary shares are listed and traded on the LSE and its ADSs are listed and traded on the NYSE. The substantial majority of Powergen's 741,094 public shareholders are not U.S. residents. The government of the United Kingdom also owns what is commonly referred to as a "golden share" in Powergen. The golden share is a governmental change-in-control regulation effected through governmental ownership of a single, "golden" share. In the case of Powergen, Her Majesty's Government's golden share confers only the right to prevent certain actions, such as a person or group of persons from acquiring more than 15% of Powergen's shares. This golden share does not entitle Her Majesty's Government to vote at meetings of Powergen shareholders or exert any positive control over Powergen or its business. Also, it does not restrict shareholder voting rights or affect the economics of the financial structure of Powergen. The golden share is similar in its effect to the laws of some states in the United States, which prohibit the acquisition of more than a specified percentage (often 5% or 10%) of a holding company's voting power without prior governmental approval. Thus, although a golden share takes on a different form than normally seen in the United States, its effect is not materially different from the effect of existing statutes in the United States.

     Powergen has ADSs in the United States which trade as American Depositary Receipts ("ADRs") and are principally held by U.S. institutions. Powergen's shareholders and ADR holders will approve the Merger transaction under applicable requirements of the LSE. The moneys necessary to pay the Cash Consideration will be borrowed by US Holdings from sophisticated commercial lenders and the financing has been documented in the Credit Facility./30/ None of the Intermediate Companies, other than US Holdings, will have any third-party equity or debt holders. LG&E Energy will not have any third-party equity holders other than its immediate parent, although it may have third-party short-term debt holders. LG&E and KU currently have, and will continue to have, publicly issued preferred stock and long-term debt, but the terms of these securities will not be altered or modified or otherwise affected by the Merger or the proposed

_________________

/30/ As discussed above, a portion of the Cash Consideration may be available from other sources at the time of Merger.

transaction structure. As a result, the Merger will secure for Powergen voting power and control over LG&E Energy and its direct and indirect subsidiaries.

     The Applicants note that, as was the case in National Grid, maintaining an efficient post-acquisition structure will require them to respond quickly to changes in matters such as tax and accounting rules, including making appropriate revisions after consummation of the Merger to the Intermediate Companies that will not have any material impact on the financial condition or operations of LG&E Energy and its subsidiaries or of US Holdings. For the reasons noted above, and especially considering the lack of any investors holding voting equity securities in the Intermediate Companies, the Applicants request authorization to make these non-material corporate structure changes without having to seek specific authority from the Commission for each change, subject to the conditions that no change (i) will result in the introduction of any investors holding voting equity securities in the Intermediate Companies,
(ii) will introduce a non-European Union or non-U.S. incorporated entity into the upper structure, or (iii) will have any material impact on the financial condition or operations of LG&E Energy and its subsidiaries or of Powergen. Applicants note that the Commission granted National Grid the authority to make such immaterial changes subject to comparable conditions.

                          b.  Section 10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act. Integration is not an issue as the Merger simply will impose a new holding company structure over an existing integrated public utility system.
The analysis under Section 10(c)(2) focuses then on the associated benefits, the so-called "economies and efficiencies" as a result of the proposed transaction. Such benefits can be found in two forms: (i) the benefits to customers, employees and shareholders, arising from the transaction, and (ii) the strategic benefits which the transaction will bring to Kentucky and Virginia.

                              i.  Benefits to customers, employees
                                  and shareholders

     LG&E Energy shareholders will benefit from the consideration received for their shares on closure of the transaction. The Cash Consideration of $24.85 per share is a 58% premium over the trading price for their shares as of the last trading day before the announcement of the Merger. Shareholders will be paid in cash. The LG&E Energy Board has received an opinion from The Blackstone Group L.P., an investment banking firm with extensive experience in mergers, that the consideration for the Merger is fair to LG&E Energy shareholders from a financial point of view.

     For LG&E Energy Group employees, the Merger represents an opportunity for growth as the company becomes the U.S. base of operations for a large international entity. Powergen has expressed intentions to expand and consolidate its operations in this country, which will bring expanded opportunities for employees. The transaction will ensure that LG&E Energy Group employees remain at the forefront of an increasingly competitive U.S. electric industry, while Powergen's expanding foreign operations will provide opportunities for LG&E Energy Group employees abroad. For Kentucky, the Merger ensures that utility operations in Kentucky will remain headquartered in Kentucky.

     After the Merger, LG&E Energy will have the financial, technical, and managerial capabilities that are needed to provide efficient customer service to its utility customers. Customers will be better off as a result of this transaction and are expected to benefit from improved service quality and operating efficiency resulting from reciprocal adoption of best practices. The adoption of best practices should benefit LG&E Energy's customers in two ways.

     First, customers should benefit from Powergen's significant expertise in electric power generation, which is necessary for an efficient power supply market. Power supply is the major cost element of electricity and is crucially influenced by the efficient development of the market for the product.

     Second, customers should benefit from Powergen's size. Powergen's significantly larger scale, both in financial and operational terms, will enhance the ability of LG&E Energy to utilize new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

     The Merger will enable LG&E Energy to become part of a merged entity with the size, resources, scale, and the experience to succeed in the rapidly evolving energy industry. The Merger thus serves the interests of LG&E Energy Group customers, LG&E's and KU's communities, LG&E Energy Group employees and shareholders.

                            ii.  Strategic benefits

     The purpose of the Merger is to make LG&E Energy part of a much larger enterprise, well-positioned to serve customers given accelerating changes in the energy industry across the world, while maintaining the historic connections between both LG&E and KU and the communities they serve. The Merger is critical for ensuring that both LG&E and KU remain able to continue to meet their commitments to their customers, to their communities and to Kentucky and Virginia.

     Applicants recognize that the energy industry across the world has entered a period of accelerating evolution, continuing deregulation and regulatory change to encourage increased competition. In this environment, size and scale have become critical and necessary prerequisites to success. The Merger will result in sharing the best practices between Powergen and LG&E Energy to provide the best possible service to customers at the lowest cost. By becoming part of a larger entity with greater resources, LG&E and KU will be better able to utilize new, economically beneficial developments in generation, transmission and distribution technology, information systems, and capital markets. The ESM that has been established by the Kentucky Commission for LG&E and KU provides customers with a share of benefits or cost reductions that may result from the sharing of best practices and economies of scope and scale.

     Powergen's experience in the United Kingdom and elsewhere should also benefit Kentucky and Virginia consumers. Powergen's experience is derived from operating and managing one of the United Kingdom's leading integrated electricity and gas companies, from trading gas, electricity, and oil in seven different energy markets in the United Kingdom and Europe, and from developing and operating combined heat and power plants in the United Kingdom as well as power projects in Germany, Portugal,

Hungary, Indonesia, India, South Korea, and Australia, totaling more than 8,000 MW of output. In addition to its operational experience and expertise, Powergen has gained considerable experience from the privatization of the United Kingdom's electric industry in 1990. During the past decade, the United Kingdom's electricity and gas markets have been restructured as the industry has evolved from a state-owned monopoly to private ownership and competition. While the solutions reached in industry restructuring in the United Kingdom are themselves still evolving and cannot be transplanted simplistically into the U.S. market, Powergen's experience and expertise will be available to LG&E and KU both as they participate in the increasing competitive wholesale energy markets and as they prepare to compete and serve their customers if and when retail restructuring occurs.

     Over the past 10 years, Powergen has developed unique skills both in the United Kingdom and overseas and gained considerable experience in competitive energy markets. In particular, Powergen has developed expertise in strategic management, marketing, research and development, and information and technology management. Following consummation of the Merger, Powergen will bring these skills to Kentucky and Virginia.

     As Applicants have noted, the Merger comes at a time of substantial change in the U.S. electricity industry, with reform and restructuring proceeding nationwide. The intentions of Powergen and LG&E Energy to pursue consolidation and rationalization of transmission and distribution in the Midwest are seen as being fully consistent with the views of the FERC on the development of strong regional transmission organizations.

     The Midwest ISO, of which LG&E and KU are members, is grappling with many complex issues on transmission pricing, congestion management and market price determination as it attempts to advance the development of the electric market in the Midwest. Powergen's experience in addressing and finding appropriate solutions to similar problems, both in the United Kingdom and in other countries, will be important in preparing LG&E and KU for the development of electricity markets in the United States and in the timely achievement of the benefits which such markets can bring.

     Although some of the anticipated economies and efficiencies of the Merger will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

               3.  Section 10(f)

          Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application, and as evidenced by the applications and the requested certification from each of the affected state regulators, Applicants intend to comply with all applicable state laws related to the proposed transaction.

     B.        Proposed Financings

               1.  Introduction and General Request

     As discussed earlier, upon consummation of the Merger, Powergen and each of the Intermediate Companies will register as holding companies under Section 5 of the Act. Although LG&E Energy will remain an exempt holding company under
Section 3(a)(1) of the Act, LG&E Energy and its subsidiary companies will be regulated as members of the Powergen registered holding company system. Therefore, in addition to authorization of the proposed acquisition of LG&E Energy by Powergen under Section 10 of the Act,

Applicants seek authorization to conduct a number of financial transactions during the Authorization Period.

     The proposed financing authority is intended primarily to fund Powergen's U.S. operations. The Commission's approval of the proposed financings will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions permitting them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the National Grid Order and with existing Commission precedent, both for newly registered holding company systems (See, e.g., Conectiv, Inc., HCAR No. 26833 (Feb. 26, 1998); and for holding company systems that have been registered for a longer period of time (See, e.g., The Columbia Gas System, Inc., HCAR No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., HCAR No. 26451 (Jan. 16, 1996)); New Century Energies, Inc., HCAR No. 27000 (April 7, 1999)).

     Applicants request authority to engage in the following transactions, which are all described in greater detail later in this Section:

     (i) financings by Powergen through the issuance of ordinary shares, ADSs, and short-term debt (or the alteration of the terms of any then existing authorized securities), and guarantees of the securities and obligations of, and other forms of credit support for, the Powergen System;

     (ii) financings by US Holdings, including issuance of preferred stock or debt (or the alteration of the terms of any then existing authorized securities), and guarantees of the securities and obligations of, and other forms of credit support for, the U.S. Subsidiary Companies;

     (iii) financings by the Intermediate Companies, Powergen Capital and Luxembourg Securities, through issuance of ordinary shares, common stock, preferred stock and debt to, or other borrowings from, other Intermediate Companies, Powergen, Powergen Capital or Luxembourg Securities, as the case may be (or the alteration of the terms of any then existing authorized security);

     (iv) financings by LG&E Energy, through issuance of short-term debt (or the alteration of the terms of any then existing authorized security), and guarantees of the securities and obligations of, and other forms of credit support for, the LG&E Energy Subsidiary Companies;

     (v) financings by the LG&E Energy Subsidiary Companies, including: (a) intra-system transactions, including but not limited to, (1) authorization of borrowings and extensions of credit made under the LG&E Energy Group's existing money pool and the repayment of these borrowings and elimination of these extensions of credit during a two year transition period, (2) the formation and implementation of two new money pools -- a Utility Money Pool and a Non-Utility Money Pool, and (3) other intra-system financings among LG&E Energy and the U.S. Non-Utility Subsidiaries; and (b) the issuance of short and long-term debt, and other securities (or the alteration of the terms of any then existing authorized security);

     (vi)   entering into currency and interest rate hedging instruments;

     (vii) acquisitions, redemptions and retirements by Powergen and each of the U.S. Subsidiary Companies of their respective subsidiaries' securities;

     (viii) forming financing entities and issuances by such entities of securities otherwise authorized herein or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities;

     (ix) acquiring intermediate subsidiaries for the purpose of investing in EWGs or FUCOs, Rule 58 Subsidiaries, exempt telecommunications companies ("ETCs") or other non-exempt Non-Utility Subsidiaries;

     (x) reorganization of the Intermediate Companies and the U.S. Non-Utility Subsidiaries; and

     (xi) using the proceeds of financing transactions in an amount equal to $1.992 billion for additional investment in EWGs and FUCOs.

     As explained more fully herein, the specific terms and conditions of the requested authorities are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions of issuance (the "Financing Parameters"):

     1. Each of Powergen and US Holdings will maintain its senior unsecured long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 of the 1934 Act;

     2. The common stock equity/31/ of each of LG&E and KU, individually, as reflected in their most recent annual, quarterly or other periodic earnings report, will not fall below 35% of total capitalization;/32/

     3. Powergen will, from and after December 31, 2001, maintain its common stock equity as a percentage of total capitalization, measured on a book value U.S. GAAP basis, as reflected in its most recent annual, semi-annual or other periodic earnings report/33/, at 30%;

     4. The common stock equity of LG&E Energy, as reflected in its most recent annual, quarterly or other periodic earnings report, will not fall below 30% of total capitalization;

     5. The effective cost of money on debt and preferred securities issued to non-associate companies will not exceed competitive market rates for securities of comparable credit quality with similar terms and features;

     6. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security

___________________

/31/ Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings, and minority interests.

/32/ Applicants calculated the common stock equity to total capitalization ratio as follows: common stock equity/(gross debt + preferred stock + common stock equity).

/33/ With respect to the general terms and conditions applicable to all financings, the exchange rate applicable to the translation of British pounds Sterling to U.S. dollars shall be the exchange rate applicable as of the end of the reporting period in respect of the most recent annual, semi-annual or other periodic earnings report.

pursuant to this Application will not exceed 5% of the principal or total amount of the security being issued;

     7. The aggregate amount of external debt and equity issued by Powergen and US Holdings pursuant to the authority requested will not exceed $6.0 billion at any one time outstanding, which amount will include any borrowings under the $4.0 billion Credit Facility;

     8. Powergen will not issue or guarantee any securities for purposes of financing EWGs or FUCOs unless, at the time of each issuance or guarantee, Powergen's additional "aggregate investment" post-Merger in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed $1.992 billion; and

     9. The proceeds from the sale of securities in external financing transactions by US Holdings and the LG&E Energy Group will be used for the general corporate purposes of the U.S. Subsidiary Companies. The proceeds from the sale of capital stock and short-term debt by Powergen will be used by the Powergen System subject to any applicable limits on such uses.

     The Applicants represent that no proceeds of financing by Powergen will be used to acquire a new subsidiary, other than a special purpose financing entity as described below, unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act.

     The table below shows the revenues, net income and total assets of Powergen for the fiscal year ended January 2, 2000, and LG&E Energy for the year ended December 31, 1999, according to U.S. GAAP (except as otherwise noted)./34/

                                                  Powergen    LG&E Energy

_____________________

/34/ The figures for revenues and net income for the fiscal year ended January 2, 2000 were translated into dollars using a rate of U.S. $1.6172 equals one pound and for total assets using a rate of U.S. $1.6117 equals one pound. Consistent with U.S. GAAP, Powergen's share of joint ventures and associate's businesses is included in net income and assets but is omitted from revenues.

                                      ($ mm)              ($ mm)


Revenues                               6,058/35/           2,707
Net Income                             1,819                  62
Total Assets                          10,740               5,134


     The table below shows the revenues, net income and total assets of Powergen for the twelve months ended July 2, 2000, and LG&E Energy for the twelve months ended June 30, 2000, according to U.S. GAAP (except as otherwise noted)./36/



                                     Powergen          LG&E Energy
                                      ($ mm)              ($ mm)


Revenues                               6,100               2,716
Net Income                             1,643               (159)
Total Assets                           9,586               5,037


     The table below shows the capitalization of Powergen, LG&E Energy, and the combined group on a pro forma basis, for the last day of the 1999 fiscal year, according to U.S. GAAP./37/


_____________________

/35/ Powergen revenues calculated in accordance with U.K. GAAP.

/36/ The figures for revenues and net income for the twelve months ended July 2, 2000 were translated into dollars using a rate of U.S. $1.5674 equals one pound and for total assets using a rate of U.S. $1.5139 equals one pound. Consistent with U.S. GAAP, Powergen's share of joint ventures and associate's businesses is included in net income and assets but is omitted from revenues.

/37/ Pro forma capitalization does not include the planned application of current Powergen cash balances ($1.03 billion at January 2, 2000 and $0.62 billion at July 2, 2000) to reduce existing debt and borrowings that otherwise would be required to pay the Cash Consideration, reductions in debt otherwise projected to occur in the course of 2000, or expected issuances of debt securities by the LG&E Energy Group. The net effect of these developments will be to significantly reduce the total debt and total capitalization of the combined system during the course of 2000 so that, at the closing of the Merger, the common stock equity as a percentage of total capitalization will be near or above

                                      Powergen              LG&E Energy            Acquisition            Combined
                                     (U.S.$ mm)              (U.S.$ mm)            Adjustments             System
Short-term                                 158                     450                      -                608
Debt                                      (1.9%)                 (12.7%)                                    (4.4%)
Current Portion                              -                     412                      -                412
Long-Term                                                        (11.6%)                                    (3.0%)
Debt
Long-term                                4,145                   1,299                  3,278              8,722
Debt                                       (51%)                 (36.6%)                                   (63.1%)
Preferred                                    -                     135                      -                135
Stock                                                             (3.8%)                                    (1.0%)
Common Stock                             3,833                   1,251                 (1,141)             3,943
Equity                                   (47.1%)                 (35.3%)                                   (28.5%)
Total                                    8,136                   3,547                  2,137             13,820

     The table below shows the capitalization of Powergen as of July 2, 2000, the capitalization of LG&E Energy as of June 30, 2000, and the proforma capitalization of Powergen after giving effect to the Merger, according to U.S. GAAP.

                                       Powergen             LG&E Energy            Acquisition            Combined
                                      (U.S.$ mm)             (U.S.$ mm)            Adjustments             System
                                                                                   (U.S. $ mm)          (U.S. $ mm)
Short-term                                  98                     414                     --                512
Debt                                      (1.4%)                 (12.2%)                                    (4.0%)
Current Portion
Long-Term                                                          376                                       376
Debt                                        --                   (11.1%)                                    (2.9%)
Long-term                                3,432                   1,404                  3,275              8,111
Debt                                     (47.8%)                 (41.4%)                                   (62.8%)
Preferred                                   --                     143                     --                143
Stock                                       --                    (4.2%)                                    (1.1%)
Common Stock                             3,656                   1,052                   (945)             3,763
Equity                                   (50.8%)                 (31.1%)                                   (29.2%)
Total                                    7,186                   3,389                  2,330             12,905

__________________________
30%. In addition, Powergen has announced an intention to explore the sale of certain of its UK generating asets and other assets located outside the UK and US. The net proceeds from the sales of these assets will be available to repay acquisition indebtedness. The Credit Facility (Clause 7.5 generally requires that at least 50% of these proceeds in excess of $100,000,000 be applied to repay ampunts owing under the Credit Facility.

          2.    Specifics of Proposed Financing Arrangements

                a.    Powergen and US Holdings External Financing

     Powergen and US Holdings request authority to issue equity and debt securities aggregating not more than $6.0 billion at any one time outstanding during the Authorization Period. This overall limit will include any borrowings of US Holdings under the $4.0 billion Credit Facility (which borrowings will be guaranteed by Powergen). The securities that Powergen and/or US Holdings anticipate issuing could include, but are not limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.

     Powergen and US Holdings propose that the various securities to be issued would fall within the following limits, but would not in the aggregate exceed the $6.0 billion limit stated above:


Security                                           $ billions

Ordinary Shares, including options and warrants        4.0
Preferred stock                                        1.0
Short-term debt financing                              4.0
Long-term debt financing                               6.0

     (i) Ordinary Shares Issued by Powergen. Powergen's common stock equity consists of ordinary shares, with a par value of 50 pence each, that are listed on the LSE. Powergen currently has ADSs in the United States that trade as ADRs. As of April 17, 2000, there were 9,054,617 ADRs outstanding. Powergen has established a sponsored ADR program in the United States and its ADRs are listed on the NYSE and registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, Powergen has registered securities under Section 12 of the 1934 Act, and currently files with the Commission the periodic disclosure reports required of a foreign private issuer, including annual reports on Form 20-F. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly or through the ADR program and, for purposes of this request, the ADSs and ADRs are not considered separate securities from the underlying ordinary shares.

     Ordinary share financings by Powergen covered by this Application may occur in any one or a combination of more than one of the following ways: (i) through a pro rata rights offering directly to existing shareholders; (ii) through underwriters or dealers pursuant to underwriting agreements of a type standard in the United Kingdom, the United States, or other places of sale; (iii) through agents; (iv) directly in private placements or other non-public offerings to a number of purchasers or a single purchaser; (v) directly to employees (or to trusts established for their benefit) and other shareholders through Powergen's employee benefit schemes or dividend reinvestment plans; (vi) through the issuance of bonus shares (i.e., a stock split or a stock dividend) to existing shareholders; (vii) through the issuance of options or warrants to acquire ordinary shares; or (viii) subject to compliance with applicable requirements of the 1933 Act, through direct sales to former shareholders of LG&E Energy or others. If underwriters are used in the sale of the securities, such securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Powergen) or directly by one or more underwriters acting alone. The securities may be sold directly by Powergen or through agents designated by Powergen from time to time. If dealers are utilized in the sale of any of the securities, Powergen may sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If ordinary shares are being sold in an underwritten offering, Powergen may grant the underwriters thereof a "green shoe" option permitting the purchase from Powergen at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     Powergen seeks authority to use its ordinary shares (or associated ADSs or ADRs) as consideration for acquisitions that are otherwise authorized under the Act. Among other things, transactions may involve the exchange of Powergen equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions will be individually negotiated. The ability to offer stock as consideration provides both Powergen and the seller of the business with flexibility. The Powergen ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $6.0 billion external financing limit, Powergen ordinary shares used as consideration in an acquisition would be valued at market value based upon the last closing price of the ordinary shares on the LSE prior to the execution of the transaction agreement.

     In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. Powergen currently maintains three employee benefit plans pursuant to which its employees may acquire ordinary shares of Powergen as part of their compensation: (i) the Powergen ShareSave Scheme, (ii) the Powergen Executive Share Option Scheme, and (iii) the Powergen Restricted Share Plan. The Powergen ShareSave Scheme is available to all eligible employees of Powergen. It provides for the issuance of share options that are normally exercisable on completion of a three or five year "save-as-you-earn" contract. The exercise price of options granted may be at a discount of no more than 20% of the market price at the date of grant. The Powergen Executive Share Option Scheme is available to executive directors and other senior executives and managers selected by the Remuneration Committee of the Board of Directors. Options are generally exercisable between the third and tenth anniversaries of the date of grant, and are granted at the market price of Powergen's shares at the time of the grant or higher where options have previously been exercised at a higher rate. The Powergen Restricted Share Plan involves two types of awards: (1) Medium Term Bonus Awards and (2) Annual Bonus Enhancement Awards. The Medium Term Bonus Awards are available to executive directors and senior managers selected by the Remuneration Committee. Shares of equivalent value to the annual bonus received by the participant are placed into trust. Subject to certain performance conditions being met, shares vest into the ownership of the participant after three and four years, and may be called for a year after that. The annual bonus Enhancement Awards are available to executive directors and managers, who may elect to forgo some or all of their cash Annual Bonus. Shares of equivalent value to the bonus forgone are placed into trust, and if held in trust for a period of three years, are enhanced by Powergen on the basis of one extra share for every four shares so held.

     In addition, Powergen may adopt one or more other plans which will provide for the issuance and/or sale of Powergen ordinary shares, share options and share awards to a group which has not yet been determined but may include directors, officers and employees of the companies in the Powergen System. Powergen also has agreed to give holders of LG&E Energy stock options the right to convert those options into options for Powergen ADSs./38/ Powergen may issue its ordinary shares under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans.

     Ordinary shares for use under share plans may be newly issued shares or shares purchased in the open market. Powergen or the Share Trustee may make open-market purchases of ordinary shares in accordance with the terms of or in connection with the operation of the plans.

     To the extent that any issuance, sale, or reacquisition of securities pursuant to the equity based employee benefit plans are jurisdictional under the Act, Applicants request authorization thereof. Securities issued by Powergen under all of the plans will be included within the $6.0 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the LSE on the day before the issuance of the shares. Options issued by Powergen pursuant to the plans will be valued at zero until exercised.

     Any ordinary shares issued by US Holdings will be issued solely to Powergen absent additional authority from the Commission.

     (ii) Preferred Stock Issued by US Holdings. US Holdings proposes to issue non-voting preferred stock from time to time during the Authorization Period. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as US Holdings may
____________________________
/38/Merger Agreement, Section 6.11.

determine at the time of issuance. All issuances of preferred stock will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive market conditions.

     (iii) Short-Term Financing of Powergen and US Holdings. Each of Powergen and US Holdings may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     (iv) Long-Term Debt Issued by US Holdings. US Holdings proposes to issue long-term debt from time to time during the Authorization Period. Any long-term debt would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the long-term debt may be convertible into preferred shares of US Holdings or exchangeable for ordinary shares of Powergen authorized to be issued hereunder. The maturity of any long-term debt will not exceed 50 years.

     The long-term debt may be issued and sold pursuant to standard underwriting agreements or under negotiated bank facilities. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the long-term debt may be issued and sold through private placements or other non-public offerings to one or more persons. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive market conditions.

     Pursuant to Section 7(c)(2)(D), the Commission permits the issuance of such non-traditional securities where denial of such issuance would impose an unreasonable financial burden on the applicant, and consumers and investors would not be harmed. The Commission recently permitted a registered electric system to have long-term debt at the holding company level in Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co. decision, the Commission allowed long-term debt at the holding company level in the National Grid Order, where the debt would be investment grade. As Powergen has represented in Item 3, Section B.1 above, it will remain a financially strong system on a consolidated basis following consummation of the transaction and both its and US Holdings' senior, unsecured long-term debt rating will be investment grade.

               b.  Intermediate Company Financings

     Applicants seek Commission approval of financings by the Intermediate Companies as described below./39/

                    i. General Request

     The portion of an individual Intermediate Company's aggregate financing to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the capital stock of a given Intermediate Company authorized at the date of the Merger, in which case such limit will be increased. In addition, an Intermediate Company may choose to use other forms of capital securities. Capital stock includes common stock, ordinary shares, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any Intermediate Company's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed include dividend rates, conversion rates and dates, and
_________________

/39/ US Holdings and its direct subsidiary, Powergen US Investments Limited, will enter into parallel loans in order to effect a currency hedging transaction. The Applicants believe that, although the transaction will be booked as loans, they do not constitute loans or extensions of credit within the meaning of Section 12(a) of the Act and request approval of such transactions. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

expiration dates. These changes may be made either in connection with a reorganization described in Item 3, Section B.2.i or otherwise. Applicants note that except for the financings of US Holdings described above in Section Item 3, B.2.a, each of the Intermediate Companies will be wholly-owned, directly or indirectly, by Powergen and will not have third-party investors. The changes to capital stock proposed above affect only the manner in which internal financing is conducted by the Intermediate Companies. At the time of, and after giving effect to, any change in the terms of the capital securities of any Intermediate Company pursuant to the authorization granted pursuant to this Item 3.B.2.b.i., the Financing Parameters shall be satisfied.

     Each Intermediate Company and LG&E Energy also requests authorization to borrow from its parent company. Such inter-company loans would be on terms and conditions not materially less favorable than those obtainable by US Holdings from third parties. Specifically, the interest rate on inter-company loans payable by the borrower will be no greater than the lending companies' costs of funds.

                 ii. Loans from Powergen UK (or Powergen Group Holdings, if applicable) to US Holdings

     Powergen UK (or Powergen Group Holdings, if applicable) proposes to make available to US Holdings the relevant sales proceeds of asset disposals and other excess capital at Powergen UK (or Powergen Group Holdings, if applicable) through one or more intercompany loan(s) ("PGUK Loan" or "PGUK Loans") to US Holdings pursuant to an order authorizing the declaration filed on October 11, 2000 under file number 70-9763 ("Declaration")./40/ US Holdings will use the PGUK Loan proceeds to repay amounts owing under the Credit Facility ("Acquisition Debt"), or (to the extent permitted by the Credit Facility) to provide capital to the LG&E Energy Group for capital expenditures and other working

__________________

/40/ Powergen has announced an intention to explore the sale of certain of its UK generating assets and other assets located outside the UK and US. The relevant net proceeds from the sales of these assets may be used to repay acquisition indebtedness. The Credit Facility (Clause 7.5) generally requires that at least 50% of these proceeds in excess of $100 million be applied to repay amounts owing under the Credit Facility.

capital purposes./41/ The use of loans from Powergen UK (or Powergen Group Holdings, if applicable) to US Holdings is the most efficient, and fastest, way to move excess funds from Powergen UK (or Powergen Group Holdings, if applicable) to US Holdings. For example, U.K. Companies may pay dividends only out of "distributable reserves" (roughly comparable to retained earnings of a U.S. company) and the payment of dividends from Powergen UK to Powergen in the amounts likely to be generated by the announced plan of asset disposals likely would deplete all or substantially all of Powergen UK's distributable reserves, making it difficult for it to pay dividends to Powergen in the future. Dividend payments in excess of distributable reserves violate U.K. law.

     The PGUK Loans will be either interest free (where the funds are the sales proceeds of asset disposals) or at an interest rate not greater than Powergen UK's cost of capital (where the funds originate from loans to Powergen UK from third parties)./42/ Unless otherwise stated in the Declaration, any PGUK Loan or PGUK Loans would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the PGUK Loans will be long-term (i.e., the maturity of the PGUK Loans will not exceed 50 years) and will have no amortization obligations. As a consequence, the financial position of US Holdings will be improved due to the reduced level of external borrowings and interest obligations. The capital structure and financial strength of the LG&E Energy Group companies will not be adversely affected in any way by the PGUK Loans.

______________________
/41/ Upon application of the proceeds to be used to repay acquisition debt at US Holdings, it is expected that this will cause the common stock equity position of the Powergen System to equal or exceed 30% of total capitalization at December 31, 2001.

/42/ As of October 10, 2000, Powergen UK's long term cost of borrowing is 8.43%. The cost of capital to US Holdings will be Powergen UK's cost of capital.

     The only change to the accounts of US Holdings as a result of the proposed PGUK Loans will be the recording on the books of US Holdings of a "Loan from Powergen UK (interco)" in the amount of any PGUK Loans and the corresponding reduction in both the external debt of US Holdings and in ongoing interest payments. The PGUK Loans will be cancelled in consolidation of the accounts of Powergen, and the net effect in the financial statements of Powergen will be a reduction in indebtedness at Powergen equal to the amounts repaid to third parties. There would be no accounting effect from these entries on the accounts of any other company in the Powergen registered holding company system.

     Powergen UK may make a PGUK Loan or PGUK Loans from time to time at any time from the date of the Commission order authorizing the Declaration to February 28, 2004. The total aggregate amount of the PGUK Loans will not exceed $4 billion. To the extent that the funds from the PGUK Loans are used to pay down the Acquisition Debt, the amount of these funds will not count towards the external long-term debt financing limitation of $6 billion, as set forth above in Item 3.B.2.a. ("Long-Term Debt Limitation"). If PGUK Loan proceeds are not used to pay down the Acquisition Debt, the amount of these proceeds will count towards the Long-Term Debt Limitation.

               c.  Powergen Capital and Luxembourg Securities

     Powergen proposes to create two subsidiaries of Powergen which will serve as conduits through which dividend payments from LG&E Energy are repatriated to Powergen in the most economically efficient manner. These dividends normally would be payable upwards from one Intermediate Company to another until the funds reach Powergen.

     Powergen Capital will be a U.K. unlimited company wholly owned by Powergen. Powergen Capital will be a sister company to US Holdings, and will not be in the chain of ownership between Powergen and LG&E Energy. See the corporate chart of the Powergen System attached hereto as Exhibit F-1.1. It is proposed that Powergen Capital will issue non-voting ordinary shares to Luxembourg Securities, one of the Intermediate Companies, which entity will subscribe to such shares. It is further proposed that the monies from these sales of the non-voting ordinary shares will be used to fund a loan from Powergen Capital to US Holdings. In short, Powergen Capital will serve as a conduit through which dividend payments from LG&E Energy are repatriated to Powergen in the most economically efficient manner./43/ The funds that Luxembourg Securities will be using to subscribe for Powergen Capital non-voting shares will originate as lawfully payable dividends from LG&E Energy.

     Luxembourg Securities will be a Luxembourg company wholly owned by an Intermediate Company, ultimately by Ergon Investments Ltd. At the time of the Merger, Luxembourg Securities will own preference share capital of Powergen Luxembourg Holdings sarl. The ordinary shares of Powergen Luxembourg Holdings sarl will be owned by Powergen Luxembourg sarl, an Intermediate Company. See the corporate chart of the Powergen System attached hereto as Exhibit F-1.1. Initially, the only assets of Luxembourg Securities will be the preference shares of Powergen Luxembourg Holdings sarl and a participating loan note/44/ to be issued by Powergen Luxembourg Holdings sarl. Although the series of transactions is complex, Luxembourg Securities' acquisition of preference shares and of the participating loan note issued by Powergen Luxembourg Holdings sarl arises from the initial contribution of capital downstream from U.S. Holding. There is no upstream funding of these transaction from LG&E Energy. Since Luxembourg Securities will own less than 1% of the voting securities of Powergen Luxembourg Holdings sarl, an Intermediate Company in the chain of ownership of LG&E Energy, Luxembourg Securities will not be a holding company within the meaning of the Act/45/. The funds that

_______________________
/43/ Since the proposed structure does not raise the potential for abuse, there is no regulatory purpose to be served by recharacterizing the proposed structure. Powergen respectfully requests that the Staff look at the substance of the transactions to find that the proposed transaction involving Powergen Capital does not constitute an "upstream loan" for purposes of Section 12(a).

/44/ The terms of the participating loan note provide for the payment in any year, from dividend payments received in such year, an amount that causes the rate of tax credit for UK double tax relief purposes to be equivalent to the current rate of UK corporation tax.

/45/ Section 2(a)(7) of the Act defines a "holding company" as, in part, "any company which directly or indirectly owns,

Powergen Luxembourg Holdings sarl will be using to make payments on the participating loan note will originate as lawfully payable dividends from LG&E Energy. In addition, as described above, Luxembourg Securities will use funds which originate as lawfully payable dividends from LG&E Energy to purchase non-voting shares of Powergen Capital.

     The introduction of Powergen Capital and Luxembourg Securities re-channels dividend payments from LG&E Energy to Powergen through Powergen Capital and Luxembourg Securities, respectively, for the purpose of economic efficiency. Neither Powergen Capital nor Luxembourg Securities will issue securities to third parties, nor will it be engaged in any substantive business activity other than to effect the dividend repatriation. Furthermore, other than the funds used to pay the participating loan note, described above, and funds that may be used to pay down debt held at US Holdings, all funds in Luxembourg Securities are intended to be advanced to Powergen.

     The Applicants request Commission authorization for the retention of Powergen Capital and Luxembourg Securities. Applicants further seek authority for Powergen Capital to issue non-voting ordinary shares to one or more Intermediate Companies and to loan the proceeds from any such issuance to US Holdings on commercially reasonable terms and for Luxembourg Securities to hold the preference share capital and the participating loan note of Powergen Luxembourg Holdings sarl.

               d.  LG&E Energy Group Financings

     Following consummation of the Merger, LG&E Energy will remain an exempt holding company under Section 3(a)(1) of the Act. In light of its exempt status, LG&E Energy previously has not been required to seek Commission approval of its financing. As LG&E Energy will be a member of a registered holding company system following the Merger, certain of its financing arrangements may be jurisdictional. As a consequence, Applicants request approval of the existing LG&E Energy Group financing arrangements that do not qualify for an exemption from the Act and also request authorization for the financing transactions set forth herein during the Authorization Period.

     For purposes of the sections below entitled "U.S. Non-Utility Subsidiaries," "Intra-System Financings" and
_____________________
controls or holds with power to vote 10 per centum or more of the outstanding voting securities of a public utility company".

"Guarantees", the terms "U.S. Non-Utility Subsidiary" and "U.S. Non-Utility Subsidiaries" shall also include direct or indirect subsidiaries, that are not public utility companies, that LG&E Energy may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to
Section 34 of the Act.

                    i.  External Financings

                        (A)  LG&E Energy

     LG&E Energy requests authorization to obtain funds externally through sales of short-term debt securities. The Applicants request authorization for LG&E Energy to have outstanding at any time during the Authorization Period short-term debt in an aggregate principal amount of up to $400 million.

     LG&E Energy may engage in such short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

                        (B)  U.S. Utility Subsidiary Financing

     LG&E and KU have financing arrangements in place, which arrangements will remain in place following the Merger. These financing arrangements are described in more detail in Appendix B, Part I hereto.

     Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by LG&E and KU because they must be approved by the relevant state public utility commission. However, certain external financings by LG&E and KU for which authorization is requested below are outside the scope of the Rule 52 exemption. The Applicants request authority for LG&E and KU to undertake the following external financings:

     Short-Term Financing. All securities of LG&E and KU, except for securities with maturities of two years or less, are approved by the Kentucky Commission. Accordingly, authority is requested for LG&E and KU to maintain outstanding any such existing debt with maturities of two years or less and to issue debt with maturities of two years or less to one or more associate or non-associate lenders, provided that the aggregate principal amount of such debt to be outstanding at any one time during the Authorization Period shall not exceed $400 million in the case of LG&E and $400 million in the case of KU.

     Each of LG&E and KU may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

                         (C)  U.S. Non-Utility Subsidiary Financings

     The U.S. Non-Utility Subsidiaries have financing arrangements in place, which arrangements will remain in place following the Merger. The financing arrangements of the U.S. Non-Utility Subsidiaries of LG&E Energy are described in more detail in Appendix B, Part II hereto. To the extent such financing arrangements are not exempt under Rule 52, Applicants request authorization for such arrangements.

     The U.S. Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing in different sectors of the energy and other industries. In order to finance investments in such competitive arenas, it will be necessary for the U.S. Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The U.S. Non-Utility

Subsidiaries will make separate application to the Commission for authorization of the issuance of any securities with respect to which the exemption under Rule 52(b) would not apply.

                         ii.  Intra-System Financings

                              (A)  Inter-Company Loans

     The activities of LG&E Energy and the U.S. Non-Utility Subsidiaries are financed, in part, through inter-company loans. The sources of funds for the operations of LG&E Energy and the U.S. Non-Utility Subsidiaries include internally generated funds and proceeds of external financings. Outside of the LG&E Money Pool borrowings (as described below), there were outstanding as of December 31, 1999, inter-company loans among LG&E Energy and the U.S. Non-Utility Subsidiaries in a net principal amount of approximately $757 million, including loans from LG&E Capital to LG&E Energy in the aggregate amount of approximately $230 million. There are no other loans to LG&E Energy that will be outstanding after the Merger. All inter-company loans are payable on demand or have a maturity of less than 50 years from the date of issuance, and bear interest at a rate not to exceed the lending company's weighted average cost of borrowing.

     The Applicants request authorization to maintain in place the existing inter-company loans./46/ In addition, the Applicants request authorization for additional inter-company loans from LG&E Energy to the U.S. Non-Utility Subsidiaries and among the U.S. Non-Utility Subsidiaries in a net principal amount at any one time outstanding during the Authorization Period not to exceed $1.0 billion. The authorization for intra-system financing requested in this paragraph excludes (a) financing that is exempt pursuant to Rules 45(b) and 52, as applicable, and (b) amounts outstanding from time to time under the LG&E Money Pool and/or the Utility Money Pool and Non-Utility Money Pool.

______________________

/46/ Even if LG&E Energy is granted a continuing exemption under Section 3(a)(1) of the Act, LG&E Energy agrees to comply with the provisions of Section 12(a) of the Act. LG&E Energy requests that these borrowings and extensions of credit not be deemed illegal under the Act, pending their repayment over a reasonable period of time. Because of the amount of the borrowings, LG&E Energy requests that it be granted two years from the date of the order authorizing the proposals in this Application to repay these borrowings and eliminate the extensions of credit. The loans from LG&E Capital to LG&E Energy are demand loans, bearing interest at a blended rate equal to LG&E Capital's weighted average cost of borrowing.

     Such financings would generally be in the form of cash capital contributions, open account advances, inter-company loans, and/or capital stock purchases. The terms and conditions of inter-company loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. Specifically, the interest rate on inter-company loans payable by the borrower will be equal to the lending company's cost of capital.

                         (B)  Money Pools

     LG&E Money Pool. LG&E Energy, LG&E and KU currently participate in a money pool (the "LG&E Money Pool"). Through the LG&E Money Pool, LG&E and KU make unsecured short-term borrowings from the money pool and contribute surplus funds to the money pool. LG&E Energy contributes surplus funds to the LG&E Money Pool, but does not borrow from the LG&E Money Pool. At March 31, 2000, LG&E Energy and LG&E were contributors to the LG&E Money Pool and KU had borrowings from the LG&E Money Pool of approximately $17.2 million.

     The cost of money for all borrowings from the LG&E Money Pool and the investment rate for all moneys deposited in the LG&E Money Pool are set at the Money Pool Rate. The "Money Pool Rate" is determined monthly and is equal to the greater of (i) the weighted average rate of return on short-term investments of the participating companies outstanding on the last day of the prior month or, if no short-term investments are outstanding, the previous month's rate of return earned by the Financial Square Fund managed by Goldman, Sachs & Co., or
(ii) the weighted average rate of any commercial paper issued by participating companies outstanding on the last day of the prior month or, if no commercial paper is outstanding, the commercial paper rates of similarly rated companies for the prior week as published in the Federal Reserve Statistical Release H.15.

     LG&E Energy requests that the Commission authorize the continuation of the LG&E Money Pool for an interim period of not to exceed two years (the "Transition Period") to permit LG&E Energy to make a transition from the LG&E Money Pool to the Utility Money Pool and the Non-Utility Money Pool as discussed below.

     Authorization and Operation of the Money Pools. LG&E Energy, LG&E, KU and the U.S. Non-Utility Subsidiaries propose to replace the LG&E Money Pool with the Utility Money Pool and Non-Utility Money Pool and request authority to do so. Further, LG&E and KU, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

     LG&E Energy requests authorization to contribute surplus funds and to lend and extend credit to (a) LG&E and KU through the Utility Money Pool and (b) the U.S. Non-Utility Subsidiaries through the Non-Utility Money Pool. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, LG&E Energy.

     The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

     For purposes of this section, the term "U.S. Non-Utility Subsidiary" shall include (i) the companies that are associates of the LG&E Energy Group as of the date of the filing of this Application and (ii) LG&E Services. The Commission is asked to reserve jurisdiction over the participation in the relevant money pool of future companies formed or acquired by LG&E Energy until a specific post-effective amendment is filed, naming the subsidiary to be added as a participant in the relevant money pool.

     Utility Money Pool. Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to each of LG&E and KU from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants, (2) surplus funds in the treasury of LG&E Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by the Utility Money Pool participants for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as LG&E Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall borrow funds from the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit N-1.1 for a copy of the Form of Utility Money Pool Agreement.

     Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of LG&E Energy and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the Utility Money Pool participants for all loans of such Internal Funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the preceding business day.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and

(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool.

     Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand. All loans made through the Utility Money Pool may be prepaid by the borrower without\ premium or penalty.

     Non-Utility Money Pool. The Non-Utility Money Pool will be operated substantially on the same terms and conditions as the Utility Money Pool. See Exhibit N-1.2 for copy of the form of Non-Utility Money Pool Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by LG&E Energy, authorization for which is hereby requested. As in the case of the Utility Money Pool, if surplus funds of LG&E Energy and/or other Non-Utility Money Pool participants ("Non-Utility Internal Funds") make up the funds available in the Non-Utility Money Pool, the interest rate applicable and payable to or by the Non-Utility Money Pool participants for all loans of such Non-Utility Internal Funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the preceding business day. If only funds from external borrowings by the Non-Utility Money Pool participants ("Non-Utility External Funds") comprise the funds available in the Non-Utility Money Pool, the interest rate applicable to loans of such Non-Utility External Funds would be equal to the lending company's cost for such Non-Utility External Funds (or, if more than one Non-Utility Money Pool participant had made available Non-Utility External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Non-Utility Money Pool participants for such funds). In cases where both Non-Utility Internal Funds and Non-Utility External Funds are concurrently borrowed through the Non-Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Non-Utility Internal Funds contributed by Non-Utility Money Pool participants (as determined as described above) and (b) the cost of all such Non-Utility External Funds (as determined as described above).

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Non-Utility Money Pool participants lending Non-Utility External Funds to the Non-Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Non-Utility Money Pool participant establishes a line of credit solely for purposes of lending any Non-Utility External Funds obtained thereby into the Non-Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such Non-Utility External Funds through the Non-Utility Money Pool in proportion to their respective daily outstanding borrowings of such Non-Utility External Funds.

     Operation of the Money Pools and Administrative Matters. Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by LG&E Services under the authority of the appropriate officers of the participating companies. LG&E Services will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by LG&E Services as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds invested from both money pools.

     Use of Proceeds. Proceeds from the money pools may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs, (ii) for its working capital needs, (iii) for the repayment, redemption or refinancing of its debt and preferred stock, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, and (v) to otherwise finance its own business and for other lawful general corporate purposes. LG&E requests authority to borrow up to $200 million at any one time outstanding from the Utility Money Pool and KU requests authority to borrow up to $200 million at any one time outstanding from the Utility Money Pool, which amounts are in addition to LG&E's and KU's request to issue short-term debt as set forth herein.

                         e.  Guarantees

                             i.  Guarantees by Powergen and US Holdings

     Powergen and US Holdings request authorization to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of the U.S. Subsidiary Companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses./47/ Guarantees entered into pursuant to this authorization by Powergen and US Holdings will be subject to a $2.5 billion limit, based upon the amount at risk outstanding at any one time, which amount is in addition to guarantees by Powergen of securities issued by US Holdings pursuant to the $6.0 billion financing authorization in Item 3, Section B.2.a above. With respect to any such guarantees, the guarantor will not charge a fee for any such guarantee which would exceed the guarantor's cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding.

                             ii. Existing Guarantees of the LG&E Energy Group

The LG&E Energy Group has in place certain guarantees and other credit support arrangements, which arrangements will remain in place following the Merger. These guarantees and other credit support arrangements are described in more detail in Appendix B. The Applicants request authorization to retain outstanding the guarantees and other credit support arrangements identified in Part III of Appendix B hereto. With respect to these existing guarantees, the guarantor does not, and will not, charge a fee for any such guarantee.

_________________________
/47/ Powergen also requests the authority to enter into guarantees and other guarantee-type commitments for its FUCO financings, as discussed under Item 3, Section B.2.k below.

                              iii.  Additional Guarantees of the LG&E
                                    Energy Group during the
                                    Authorization Period

     LG&E Energy requests authorization for LG&E Energy to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support for the obligations from time to time of the LG&E Energy Subsidiary Companies during the Authorization Period in an aggregate principal amount not to exceed $1.5 billion, based on the amount at risk, outstanding at any one time, exclusive of any such guarantees or credit support arrangements existing on the date of the Merger and identified in Appendix B hereto. This request for $1.5 billion of guarantee authorization is separate from, and not included in, Powergen's and US Holdings' request for $2.5 billion of guarantee authorization, requested in Item 3, Section B.2.e.i. above. Any securities issued by the LG&E Energy Subsidiary Companies which LG&E Energy guarantees or for which LG&E Energy otherwise provides credit support arrangements, will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act.

     In addition, the Applicants request authorization for the U.S. Non-Utility Subsidiary Companies to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support (collectively, "LG&E Guarantees") with respect to the obligations of any of the U.S. Non-Utility Subsidiary Companies as may be appropriate to enable such U.S. Non-Utility Subsidiary Companies to carry on its business, in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, exclusive of (a) any such guarantees existing on the date of the Merger and identified in Appendix B hereto and (b) any such guarantees that may be exempt pursuant to Rule 45(b).

     Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period shall continue until expiration or termination in accordance with their terms. The amount of LG&E Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein. With respect to any such guarantees, the guarantor will not charge a fee for any such guarantee which would exceed the guarantor's cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding.

                f.  Interest Rate and Currency Risk Management.

     The Applicants request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements ("Instruments") and to maintain in place any existing Instruments. The Applicants would employ Instruments as a means of prudently managing the interest rate and currency risks associated with any of its outstanding debt issued pursuant to this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) hedging currency exposures of foreign currency denominated debt. In addition, the Applicants may utilize Instruments to manage interest rate and currency risks in future periods for planned issuances of debt securities. In no case will the notional amount of any Instruments exceed that of the underlying debt instrument. Thus, the Applicants will not engage in "speculative" transactions. Applicants agree to only enter into Instruments with counterparties which have, or whose obligations are guaranteed by a party with, senior debt ratings, as published by Standard & Poor's, that are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co. Such transactions will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge-accounting treatment or will so qualify under UK GAAP. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under UK GAAP, but not under US GAAP, Powergen's financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction by Powergen or any Intermediate Company, including in respect of any acquisition-related debt, will be allocated to any company in the LG&E Energy Group, regardless of the accounting treatment accorded to the transaction.

                    g.  Acquisition, Redemption, or Retirement of Securities

     Each of Powergen and the U.S. Subsidiary Companies proposes from time to time during the Authorization Period to acquire, redeem, or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future (i.e., from the date of this Application until the end of the Authorization Period). Any such transactions shall be undertaken at either the competitive market prices for such securities or at the stated price therefor, as applicable. However, not all of the possible transactions are known at this time. Any such transactions shall be undertaken at either the competitive market prices for such securities or at the stated price therefor, as applicable. Therefore, to the extent any proposed acquisition, redemption, or retirement of securities is not exempt from Commission approval pursuant to Rule 42, Powergen and its direct and indirect subsidiaries request the authority to engage in these transactions from time-to-time throughout the Authorization Period without obtaining further Commission approval.

                    h.  Financing Entities

     Authority is sought for US Holdings and the LG&E Energy Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of trust preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for authorization for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of US Holdings and the LG&E Energy Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of Powergen or the U.S. Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity, and (iii) the guarantee by US Holdings or LG&E Energy Subsidiary Companies of such financing entity's obligations in connection therewith.

     US Holdings and the LG&E Energy Subsidiary Companies also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost. US Holdings and the LG&E Energy Subsidiary Companies seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to these authorizations will count against the external financing limit authorized herein for US Holdings or the LG&E Subsidiary Companies, as applicable.
However, the underlying intra-system mirror debt and guarantee will not count against any applicable inter-company financing limit or the separate US Holdings or the LG&E Energy Subsidiary Companies guarantee limits. The authorizations sought herein with respect to financing entities is substantially the same as that given to The Southern Company in Holding Co. Act Release No. 27134 (Feb. 9,
2000), New Century Energies, Inc. in Holding Co. Act Release No. 26750 (Aug. 1,
1997) and in Holding Co. Act Release No. 27000 (April 7, 1999) and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26, 1998).

                    i.  Receivables Factoring Program

     Each of LG&E and KU propose to implement a receivables factoring program, providing for the factoring of accounts receivable ("Receivables"), including outstanding consumer billings, through an existing, or newly-formed, subsidiary of LG&E and KU, respectively (hereinafter referred to as a "Receivables Sub") to one or more unaffiliated third parties (the "Purchasers")./48/

     Each Receivable Sub will initially be capitalized by its associate company with a nominal contribution of receivables and/or cash. The Receivables Sub will not seek any outside financing in order to finance the purchase of the Receivables. Each Receivables Sub will purchase Receivables from the related associate company as such Receivables are generated, at a discount based on, among

_______________

/48/ See, e.g., Central and South West Corporation, Holding Co. Act Release No. 25995 (March 2, 1994); Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27, 1995); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); Connecticut Light & Power Company, Holding Co. Act Release No. 26761 (Sept. 29, 1997); Columbia Energy Group, Holding Co. Act Release No. 27604 (August 23, 1999).

other things, the collection history of the associate company.

     Each Receivables Sub will enter into purchase and sale agreements with one or more Purchasers under which Receivables Sub may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Receivable Interests") in (i) Receivables of its related associate company and (ii) certain related assets, including any security or guaranty for such Receivables, all collections thereon, and related records (the "Related Assets"). The Purchaser(s) of the Receivable Interests are expected to be special purpose corporations, which acquire receivables and other assets and issue commercial paper to finance these acquisitions, and/or financial institutions, and their respective successors or assigns.

     Each Receivables Sub will sell Receivable Interests to the Purchasers from time to time. Such Receivable Interests may be funded and repaid on a revolving basis. The ownership interest in Receivables constituting the Receivable Interests will be calculated from time to time according to a formula, which will include reserves based on a multiple of historical losses, customer concentrations that exceed specified levels and other costs associated with the programs. Such formula will also take into account the cost of servicing. The collection fee component will be paid to the servicer of the Receivables.

     Primarily because of the reserves that are included in the calculation of the Receivable Interests sold to the Purchasers, the purchase price paid by the Purchasers for the Receivable Interests will be lower than the purchase price paid by the Receivables Sub to the associate company for the Receivables and Related Assets. It is expected that each Receivables Sub will have available sufficient assets to pay the associate company the full purchase price for the Receivables purchased, from the collections on the portion of the Receivables which is not allocated to the Receivables Interest sold to the Purchasers and to the extent that the portion of the Receivable Interests of the Purchases which represents loss reserves exceeds actual loss experience.

     However, the funds available at the Receivables Sub at any time may not match the cost of the Receivables and Related Assets available for purchase from the associate company. In the event that the Receivables and Related Assets originated by an associate company exceeds the amount of cash that the applicable Receivables Sub has available, either the Receivables Sub will pay the purchase price of the Receivables in part in cash and in part evidenced by an inter-company note/FN/ or the associate company will make an additional capital contribution to the Receivables Sub in the form of such excess Receivables and Related Assets. Any excess funds at the Receivables Sub will be used to pay down the inter-company note and/or will be paid to the associate company as a dividend.

     While Purchasers will have the right to appoint collection agents after an event of default, initially current collection procedures, which are managed by the associate companies, will be maintained. The billing and collection function of the associate companies will be subcontracted to LG&E Services.

     The receivables programs will be structured so as to meet the specific requirements of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, issued in June 1996 by the Financial Accounting Standards Board ("FAS 125")./49/ Thus, for financial reporting purposes, the transfers of Receivable Interests from associate companies to the Receivables Subs will be treated as sales under generally accepted accounting principles. FAS 125 mandates that any Receivable Interests sold to Purchasers be isolated from the associate companies and their respective creditors, even in bankruptcy or receivership of the associate companies; that the associate companies not maintain effective control over the transferred assets through repurchase and similar arrangements; and that the Receivables Subs and any subsequent Purchasers have the right to pledge or exchange the Receivable Interests.

     As transferees, the Receivables Subs and Purchasers will bear the risk of the uncollectibility of Receivables, but will retain limited recourse against the transferors of these assets. Such recourse claims would include liability

_______________________
/FN/ The inter-company note will bear interest at the 30-day commercial paper rate which appears on Page 1250 of the Dow Jones Telerate Service. The inter-company note will mature 121 days after LG&E or KU, as applicable, ceases to sell Receivables to its respective Receivables Sub. Each of LG&E and KU may elect to terminate its receivables program on one business day's notice.

/49/ The receivables programs will also meet the requirements of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125, effective for transfers occurring after March 31, 2001.

for (i) failure to transfer first priority ownership interests in the underlying assets, (ii) transferor's breach of its representations, warranties and covenants, and (iii) certain indemnity obligations. To secure any remedies stemming from such claims, the transferees would be granted security interests in the bank accounts into which payments on the Receivables are to be deposited.

     The Applicants believe that the receivables factoring will permit the associate companies in effect to accelerate the receipt of cash collections from accounts receivable and thereby meet short term cash needs. The receivables factoring program will provide the associate companies with additional financial flexibility. Further, the effective cost of the factoring program is expected to be comparable to the associate companies' cost of debt.

     The Applicants request Commission authorization for the retention of the Receivables Subs, the acquisition of membership interests of, and the making of the initial equity contribution to, the Receivables Subs, and the payment of dividends or other distributions by the Receivables Subs to the associate companies, to the extent such dividends or other distributions may be considered to be paid out of capital or unearned surplus. The Applicants also request that the Commission authorize the inter-company note between the Receivables Subs and their related associate company. Such inter-company notes will not be counted against the intra-system financing limit requested under Item 3.B.ii.n of this Application.

     All other aspects of the transactions described herein are not subject to the Commission's jurisdiction. The sales of Receivables to the Receivables Subs are not sales of a "security" as defined in Section 2(a)(16) of the Act or "utility assets" as defined Section 2(a)(18). Furthermore, any capital contributions to the Receivables Subs in the form of Receivables and Related Assets subsequent to its initial capitalization will be exempt from regulation under Rule 45(b)(4), and the Receivables Subs' sales of Receivable Interests, to the extent such may be considered the issuance of a debt security, are exempt from regulation under Rule 52(b).

                    j.  LG&E Energy Intermediate Subsidiaries

     LG&E Energy and its U.S. Non-Utility Subsidiaries seek a general grant of authority to acquire the securities of one or more subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interests in one or more EWGs or FUCOs, Rule 58 Subsidiaries, or other non-exempt U.S. Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding)("LG&E Energy Intermediate Subsidiaries"), provided that LG&E Energy Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. There are several legal and business reasons for the use of special-purpose subsidiaries such as the LG&E Energy Intermediate Subsidiaries in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, and other non-exempt U.S. Non-Utility Subsidiaries. The formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. An LG&E Energy Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary or other non-exempt Non-Utility Subsidiary;
(2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by LG&E Energy, either directly or indirectly, and by non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Powergen's exposure to U.S. and foreign taxes; (7) to further insulate LG&E Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in LG&E Energy Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any LG&E Energy Intermediate Subsidiaries. Funds for any direct or indirect investment by LG&E Energy in any LG&E Energy Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by LG&E Energy or the U.S. Non-Utility Subsidiaries from the Commission; and (3) other available cash resources, including proceeds of securities sales by a U.S. Non-Utility Subsidiary pursuant to Rule 52.

               k.   Reorganization Authority

     The Intermediate Companies seek a general grant of authority to restructure the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes after the Merger, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (i) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a Double Taxation Treaty, or a state of the United States, (ii) any Intermediate Companies ceasing to be wholly-owned, directly or indirectly, by Powergen or, other than in respect of the debt and preferred stock of US Holdings, having third party investors, (iii) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of LG&E Energy and the financing transactions described herein, or (iv) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate Companies or subsidiaries thereof, or the consolidation of Intermediate Companies and/or the re-incorporation of an Intermediate Company in a different jurisdiction. Powergen also seeks a general grant of authority to establish and retain Powergen Capital and Luxembourg Securities, as discussed above at Item 3.B.2.c. to serve as conduits to facilitate the efficient repatriation of funds from the non-U.K. organized Intermediate Companies or their subsidiaries to the U.K. organized Intermediate Companies.

     LG&E Energy also seeks a general grant of authority to restructure its non-utility interests from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the U.S. Non-Utility Subsidiaries into new lines of business for which Powergen or its Subsidiaries have not previously obtained authorization from the Commission in this proceeding or a separate proceeding or that are not permissible on an exempt basis under the Act or Commission rule. Such restructurings may involve the creation of new, or the elimination of existing, LG&E Energy Intermediate Subsidiaries, the consolidation of U.S. Non-Utility Subsidiaries, the spin-off of a portion of an existing business of a U.S. Non-Utility Subsidiary to another U.S. Non-Utility Subsidiary, the re-incorporation of an existing U.S. Non-Utility Subsidiary in a different state, the transfer of authority from one U.S. Non-Utility Subsidiary to another, the transfer or sale of one U.S. Non-Utility Subsidiary, or its assets, to LG&E Energy or another U.S. Non-Utility Subsidiary, or other similar type arrangements. The requested authorization would provide LG&E Energy with the flexibility to permit any necessary or appropriate restructuring in connection with the Merger or post-Merger to reflect actual operating experience. Applicants also believe that such authority will relieve a burden on the Commission, since without such authority Applicants may have to obtain Commission authorization for routine reorganizations. The requested authorization is consistent with the authorization granted to other applicants in recent Commission orders. See Columbia Energy Group, Holding Company Act Release No. 27099 (November 5, 1999).

               l.  EWG/FUCO-Related Financings/50/


                   i.    General Provisions

     Following the Merger, Powergen will adopt a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under Powergen UK (or Powergen Group Holdings, if applicable), and U.S. utility activities under LG&E Energy, reflects Powergen's intent to develop these two business areas in a financially independent manner. As a general matter, Powergen intends to fund its FUCO activities

----------------------
/50/   Unless otherwise specifically stated in this subsection, all references are to U.S. GAAP or are reconciled to U.S. GAAP from U.K. GAAP.

at the Powergen UK level (or at the Powergen Group Holdings level, if applicable), although under certain circumstances it may be desirable from time to time for Powergen to provide some investment capital or credit support for FUCO acquisitions or operations./51/ Such support may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.

     Rule 53 provides that, if each of the conditions of paragraph (a) is met, and none of the conditions of paragraph (b) is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, Powergen will satisfy all of the conditions of Rule 53(a) except for clause (1), since Powergen is proposing that Powergen's aggregate investment in EWGs and FUCOs on a pro forma basis may exceed 50% of Powergen's consolidated retained earnings. In particular, Powergen is seeking authority to finance after the Merger additional EWG and FUCO investments and operations in an aggregate amount of up to $1.992 billion,/52/ which equals 100% of its consolidated retained earnings as of July 2, 2000, at any one time outstanding during the Authorization Period./53/

----------------------
/51/ For example, it may be desirable for reasons of economic efficiency to hold certain FUCO interests outside Powergen UK (or Powergen Group Holdings, if applicable) and its subsidiary companies.

/52/ For purposes of determining the aggregate investment in EWGs and FUCOs at the time of the issuance of any security to finance an investment in any EWG or FUCO, or to guarantee the securities of any EWG or FUCO, any investment denominated in a currency other than U.S. dollars shall be converted into U.S. dollars at the time of such investment; provided that any change in the exchange rate after the investment shall not effect the authorization of such investment.

/53/ As noted above, all of Powergen's current operating company subsidiaries are held through a FUCO. The Powergen System, excluding the LG&E Energy Group, will not own any EWGs at the closing of the Merger.

None of the conditions specified in Rule 53(b) is applicable.

                    ii.  Compliance With Rule 53(c)

     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

     - will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     - will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of the State commissions to protect such subsidiary or customers.

     Powergen notes that the Commission has previously analyzed the requirements of Rule 53(c) in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. See Southern Co. ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24,
1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp. ("Cinergy"), Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies ("NCE"), Holding Co. Act Release No. 26982 (Feb. 26, 1999)(collectively, the "100% Orders"). In each of the 100% Orders, the applicant relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each of the 100% Orders had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system.

     In addition, in the National Grid Order, the Commission concluded that National Grid, an applicant with a significant existing FUCO investment, made the requisite showing under Rule 53(a), and authorized additional EWG and FUCO investments in an aggregate amount of up to 50% of its consolidated retained earnings, thus allowing aggregate investments of approximately 252%.

     Like National Grid, Powergen has significant existing FUCO investment, and similar to the applicants in the 100% Orders, Powergen seeks to invest additional amounts in FUCOs and EWGs in an amount in excess of 50% of its consolidated retained earnings. A comparison with Powergen of those financial indicators used by Southern, CSW, GPU, Cinergy, AEP, and NCE, considering the size and market position of Powergen relative to those companies, as well as a review of Powergen's unique situation resulting from its genesis as a FUCO and Powergen's stringent project review procedures, demonstrate that the financial integrity of the Powergen System is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. Thus, this Application, which seeks authority comparable to that granted in the 100% Orders, is consistent with the rationale of, and the conclusions reached by the Commission in, the 100% Orders.

     Powergen addresses each of the requirements of Rule 53(c) as follows:

                         (A) The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the Powergen System

     The use of proceeds from the issuance of debt and equity securities of Powergen to make aggregate investments in EWGs and FUCOs, and the issuance of, or provision for, guarantees in connection therewith by Powergen, in amounts of up to $1,992 million will not have a "substantial adverse impact" on the financial integrity of the Powergen System. This is demonstrated through analysis of historic trends in Powergen's consolidated capitalization ratios and retained earnings, and the market view of Powergen's securities, as well as consideration of Powergen's stringent review process for new investments.

                              (1)   Key Financial
                                    Ratios/Benchmarks

     Powergen differs from most (The National Grid and Scottish Power are exceptions) of the registered holding companies with FUCO investments because it developed first as a FUCO involved primarily in the generation, distribution and supply of electricity in England and Wales, and only secondarily will become involved, through the Merger, in the U.S. energy industry. Powergen, therefore, will join the family of registered holding companies with significant foreign investments and operating experience in foreign markets. At the end of fiscal year 1999 (as adjusted for investments subsequently sold), the combined pro forma LG&E Group and Powergen "aggregate investment" in EWGs and FUCOs was approximately $1.270 billion./54/ This investment represents 100% of Powergen consolidated retained earnings at the end of fiscal year 1999, calculated in accordance with U.S. GAAP./55/

     Capitalization Ratios. Aggregate investments in FUCOs (as defined in Rule 53(a)) in amounts up to 161% of Powergen's consolidated retained earnings ($1.992 billion on a U.S. GAAP basis as of July 2, 2000) would still represent an acceptable commitment of Powergen capital for a company the size of Powergen, based on various key financial ratios at July 2, 2000. For example, investments of this amount would be equal to 24.9% of Powergen's total consolidated capitalization ($12,905 million), 46.4% of consolidated net

---------------------
/54/ Powergen's "aggregate investment" in FUCOs is based on Powergen's equity investment in Powergen UK and the amount of indebtedness of Powergen UK and its subsidiaries that is recourse to Powergen. LG&E Energy's "aggregate investment" in EWGs and FUCOs is based on LG&E Energy's equity investment in EWGs and FUCOs and the amount of indebtedness of such EWGs and FUCOs that is recourse to LG&E Energy. Further, this calculation was made in accordance with the formula provided in the National Grid Order, footnote 45.

/55/ At July 2, 2000, the combined pro forma LG&E Group and Powergen "aggregate investment" in EWGs and FUCOs was approximately $1.216 billion. This investment represents 61% of Powergen consolidated retained earnings at July 2, 2000, calculated in accordance with U.S. GAAP. The decline in the ratio of aggregate investments to consolidated retained earnings from 100% at the end of fiscal 1999 to 61% at July 2, 2000 was attributable primarily to a significant increase in consolidated retained earnings and, to a lesser extent, to changes in currency exchange rates.

utility plant ($6,920 million), 21.9% of total consolidated assets ($14,623 million), and 58.1% of the market value of Powergen's outstanding common stock ($5,519 million) as of July 2, 2000. The following chart shows how these compare to the same percentages for Southern, CSW, GPU, Cinergy, and AEP, as reflected in each system's respective 100% Orders.

Investments in EWGs and FUCOs (assuming equal to 100% of consolidated retained earnings for each listed entity other than Powergen and $3.208 billion, i.e., approximately 161% of consolidated retained earnings, for Powergen) as a percentage of:

Company                    Consolidated             Consolidated                Total                     Market Value
                           Capitalization           Net Utility                 Consolidated              of
                                                    Plant                       Assets                    Outstanding
                                                                                                          Common Stock
Southern                      16.3%                   15.4%                         11%                       20.4%
CSW                             23%                     23%                         14%                         31%
GPU                           24.9%                   34.2%                       19.4%                       49.8%
Cinergy                         16%                     16%                         11%                         19%
AEP                             16%                   13.8%                        9.8%                       18.5%
NCE                           15.5%                   12.9%                        9.8%                       13.5%
Average of Above              18.6%                   19.2%                       12.5%                       25.4%
Powergen                      24.9%                   46.4%   *                   21.9%                       58.1%

* Powergen's distribution and generation assets subject to U.K. regulation have been included in arriving at this percentage.

This comparison verifies that an aggregate investment of $3.208 billion (i.e. 161% of Powergen's consolidated retained earnings) would involve an acceptable commitment of capital for a company of Powergen's size, post-Merger.

          Powergen's credit rating is currently A/A-1 by Standard & Poor's. Powergen's consolidated capitalization and interest coverage ratios for 2000, post-Merger, are within industry ranges set by independent debt rating agencies for similarly rated companies, as shown below:

     Powergen Consolidated Debt to Capitalization and Interest
     Coverage Ratios (excluding non-recourse project debt) for the year ended January 2, 2000*

     Total Debt/Capital                                    71.5%

     Pre-Tax Interest Coverage (U.K. GAAP)                  3.4x
     Funds from Operations Interest
     Coverage (U.K. GAAP)                                   3.3x

     1999 Average Industry Ratios for Similarly Rated Investor-
     Owned Utilities**

     Total Debt/Capital                                    52.0%

     EBIT Interest Coverage                                 3.0x
     Funds from Operations Interest Coverage                4.0x

     * Consistent with rating agency treatment, mandatorily redeemable preferred securities are not included in debt and related interest coverage ratios.

     **   Standard and Poor's Utility Financial Statistics

     Powergen commits to maintain its common stock equity as a percentage of total capitalization, measured on a book value U.S. GAAP basis, at 30% or above on and after December 31, 2001. Powergen further commits to maintain its and US Holdings' senior unsecured long-term debt rating at an investment grade level.

     Consolidated Retained Earnings. Using pro forma numbers, the Powergen System's consolidated retained earnings have grown on average almost 33% per year over the previous three years. Although it is not possible to compare on a pure apples-to-apples basis, Powergen's average annual retained earnings growth rate is within the range of growth rates for those other systems that have obtained 100% Orders.

     Rule 53(b) factors. It is noteworthy that none of the financial conditions described in Rule 53(b) is applicable. First, there has been no bankruptcy of any Powergen associate company in which a plan of reorganization has not been confirmed. Second, the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods./56/ Third, in the past fiscal year, Powergen has not reported, on a consolidated basis, operating losses attributable to its direct or indirect investments in FUCOs.

     Powergen undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

     (i) Other Indicators. As shown on Exhibit FS-10, on a US GAAP basis, Powergen's net income was: (i) $1,688 million for the year-ended January 2, 2000, (ii) ($276 million) for the nine-months ended January 3, 1999, (iii) $66 million for the year ended March 1998, (iv) $722 million for the year ended March 1997, and (v) $627 million for the year ended March 1996. Powergen's return on equity for the five reported periods was 88.9% for the year ended January 2, 2000, (11.3%) for the nine months ended January 3, 1999, 2.4% for the year ended March 1998, 22.8% for the year ended March 1997 and 23.6% for the year ended March 1996. Also, on a pro forma basis to reflect the Merger, Powergen's earnings per share and return on equity were $1.48 and 63.7%, respectively, for the year ended January 2, 2000. In addition, Powergen will continue to provide the financial information required by Form 20-F to permit the Commission to monitor the effect of Powergen's EWG and FUCO investments on Powergen's financial condition.



                                        (2)  Market Assessment of
                                             Powergen

     Assessment of Growth and Earnings. The market's assessment of Powergen's future growth and earnings also is comparable to other electric utility issuers. This can be shown by comparison of Powergen's price-earnings and market-to-book ratios, as compared to industry averages. These measures indicate investor confidence in Powergen.

             Price-Earnings Ratio:                 At July 2, 2000

             Powergen                                8.2
             Electric Industry*                     10.2

             Market-to-Book Ratio:                 At July 2, 2000

             Powergen                               1.73
             Electric Industry*                     1.57

     *Industry average as of June 30, 2000 taken from Regulatory
     Research Associates, Inc.

--------------------------
/56/ Although Rule 53 specifies quarterly periods, Powergen does not prepare accounts with this frequency.

     An average to above average price-earnings and market-to-book ratios were noted as indicators of favorable market assessments in all of the 100% Orders.

     Dividend Payout Ratio. Powergen's indicated dividend rate for the year ended January 2, 2000, was $0.56 per share. When calculated against Powergen's earnings per share of $1.17 for the year ended January 2, 2000, the payout ratio is 48%, which is better than the industry average.

            Year ended January 2, 2000

            Powergen Payout Ratio %                              48
            Electric Industry %*                                 55.4

     *Standard and Poor's Utility Financial Statistics for companies of the same credit rating as Powergen, as of December 31, 1999.

     Non-recourse Financing. Powergen UK's subsidiaries have been successful in securing non-recourse debt. This success attests to a positive market view of Powergen.

                                             (3)   Powergen's Review Process
                                                   for New Investments

     Another aspect of the Commission's inquiry into the proposed FUCO financing should focus on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, Powergen's successful operation of a national generation, distribution, and supply business and its international power projects should indicate that Powergen has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations.

     In addition, Powergen utilizes a stringent review process - known as its investment decision procedure - in order to assess the risks associated with new (including FUCO) investments, to provide a framework for managing investment decisions and to establish minimum requirements for the investment process, so that decisions are made in a consistent, informed and controlled environment.

     By way of background, each year the Powergen Board of Directors approves a one-year detailed budget and a five-

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year business plan. Within the framework of the annual budget and the five year business plan, investments in new projects proceed according to the following steps. First, generally, and unless a proposed investment is specifically contemplated by the five-year business plan, a "concept paper" is developed, which sets forth the general parameters of the proposal. The concept paper stage is intended to expose potential risks before significant resources have been applied to a project. Second, management develops a proposal which requests authority to fund a project through its development stage. Following development of the project, a proposal is created that describes the specific investment opportunity. At this stage, the proposal will request an amount of funds for the project, estimate the effect of the project on the financial results of the Powergen System, and evaluate the proposal against a variety of other financial benchmarks (e.g., net present value of the project, internal rate of return, etc.). The proposal requires approval by the Board or senior management according to Board approved delegations of authority. A more detailed description of the investment decision procedure is attached hereto as Exhibit P-1.

                                         (B)  The Proposed Transactions Will Not
                                              have an Adverse Impact on Any U.S.
                                              Utility Subsidiary, Any Customers
                                              of a U.S. Utility Subsidiary, or
                                              on the Ability of the State Public
                                              Utility Commissions to Protect
                                              Such Customers

     Powergen's request for authorization to invest up to an additional $1.992 billion in EWGs and FUCOs after the Merger, will not have an "adverse impact" on any of the U.S. Utility Subsidiaries, their respective customers, or on the ability of the relevant state commissions to protect such U.S. Utility Subsidiaries or such customers. This is well supported by: (i) the insulation of the U.S. Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the U.S. Utility Subsidiaries' financial integrity (including ability of the U.S. Utility Subsidiaries to issue senior securities); and (iii) the proven effectiveness of the state commission oversight together with the affirmation by the state commissions of Kentucky, Virginia, and Tennessee that they have the authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective states from adverse impact.

                                        (1)  Insulation From Risk

     All of the investments by the Powergen System in EWGs and FUCOs will be segregated from the U.S. Utility Subsidiaries. None of the U.S. Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which Powergen owns any interest. Any losses that may be incurred by the Powergen System's EWGs and FUCOs would have no effect on domestic rates of any U.S. Utility Subsidiary. Powergen commits not to seek recovery in retail rates of the U.S. Utility Subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Moreover, to the extent that there may be indirect impacts on the U.S. Utility Subsidiaries from Powergen EWG or FUCO investments through effects on Powergen's capital costs, the state commissions regulating the U.S. Utility Subsidiaries can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

     Powergen will comply with the requirements of Rule 53(a)(3) regarding limiting the use of the U.S. Utility Subsidiaries' employees to provide services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the FUCOs currently held by Powergen will be largely performed by Powergen UK (or Powergen Group Holdings, if applicable) and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Powergen or Powergen UK (or Powergen Group Holdings, if applicable). Accordingly, Powergen UK's need for the support of personnel provided by the U.S. Utility Subsidiaries is expected to be modest. On a going-forward basis, Powergen also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the U.S. Utility Subsidiaries.

     Powergen's background, in particular its primary development as a FUCO overseas, and its only secondary involvement in the U.S. energy industry, makes it difficult for the company to comply fully with certain of the technical requirements of Rule 53. Specifically, because Powergen has preexisting FUCO operations, it cannot commit to maintain the books and records of its preexisting FUCOs in conformity with U.S. GAAP. Any FUCO acquired directly or indirectly by Powergen subsequent to the issuance of an order in this Application will maintain its financial statements in accordance with U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

     Finally, Powergen will comply with the other conditions of Rule 53(a) providing specific protections to customers of the U.S. Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

                                             (2)   Financial Integrity of the
                                                   U.S. Utility Subsidiaries

     Investments in EWGs and FUCOs will not have any negative impact on the ability of the U.S. Utility Subsidiaries to fund operations and growth. The U.S. Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. These facilities will continue after the Merger. The U.S. Utility Subsidiaries are in excellent financial health, as indicated by such factors as debt/equity ratios of the U.S. Utility Subsidiaries, earnings coverages, and security ratings. The expectation of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

     Debt/Equity Ratios. Debt (including short-term debt) ratios of the two U.S. Utility Subsidiaries are consistent with the industry range for "A" rated electric utilities. The current industry average for "A" rated electric utilities is approximately 50.5%. See Standard & Poor's Utility Financial Statistics.

Debt as % of Capitalization           12/31/98         12/31/99         9/30/00

LG&E                                     44.96%           48.96%          47.75%

KU                                       45.79%           44.66%          43.45%

Powergen commits to maintain the common stock equity ratios of each of LG&E and KU, on an individual basis, at a minimum of 35%.

     Earnings Coverages. The U.S. Utility Subsidiaries' ability to issue debt and equity securities in the future depends on their financial strength at the time such securities are issued. To the degree they issue senior secured debt, they must comply with certain coverage requirements designated in their mortgage bond indentures. For the twelve month period ended June 30, 2000, indenture earnings coverages for the U.S. Utility Subsidiaries were approximately 5.07x for LG&E and 4.45x for KU, in each case well above the required coverages of 2.0x. Accordingly, the U.S. Utility Subsidiaries should have more than adequate earnings coverages for financing requirement in the foreseeable future.

     Security Ratings. The U.S. Utility Subsidiaries' coverages have generally been within the 3.0x to 5.0x ranges set by the major rating agencies in recent years. The U.S. Utility Subsidiaries continue to show adequate financial statistics as measured by the rating agencies.

* LG&E                    12/31/97    12/31/98     12/31/99    11/13/00

Long-Term Corp. Rating    AA-         A+           A+          A-

Senior Secured Debt       AA-         A+           A+          A

Senior Unsecured Debt     A+          A            A           BBB+

Preferred Stock           A+          A            A-          BBB



* KU                      12/31/97    12/31/98     12/31/99    11/13/00

Long-Term Corp. Rating    AA-         A+           A+          A-

Senior Secured Debt       AA          AA-          AA-         A

Senior Unsecured Debt     n/a         n/a          n/a         n/a

Preferred Stock           AA-         A+           A-          BBB

* Standard & Poor's

     In addition, the rating agencies consider the U.S. Utility Subsidiaries as having relatively favorable competitive positions, with Standard & Poor's ranking of the first mortgage bonds of LG&E and KU at "A". Powergen does not believe that investments made in EWGs and FUCOs will negatively affect the first mortgage bond ratings of its U.S. Utility Subsidiaries, LG&E and KU. In addition, the Applicants commit that each of LG&E and KU will maintain an investment grade rating from at least one nationally recognized statistical rating organization on its senior debt.

                                            (3)   U.S. Utility Subsidiaries'
                                                  Capital Needs

     Additional investments in EWGs and FUCOs will not have any negative impact on the U.S. Utility Subsidiaries' ability to fund operations and growth.
Present projections indicate that the U.S. Utility Subsidiaries will be able to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings during the Authorization Period. However, it is anticipated that Powergen may elect, for tax and other reasons, including without limitation to strengthen the capital structure of the U.S. Utility Subsidiaries and to realize economies of scale borrowing at the Powergen level, to infuse additional capital in the U.S. Utility Subsidiaries. Moreover, there is ongoing evidence that the U.S. Utility Subsidiaries can access the capital markets as needed.

     U.S. Utility Subsidiaries - Construction Expenditures: actual and projected, including Allowance for Funds Used During Construction ($ million):


             1998       1999       2000      2001

LG&E        $ 138      $ 195      $ 198      $218

KU          $  92      $ 181      $ 101      $150


     Percent internally generated:

             1998       1999       2000      2001

LG&E         100%       100%        75%      100%

KU           100%       100%       100%      100%

                                        (4)   Adequacy of State
                                              Commission Oversight

     Powergen believes that the three state commissions having jurisdiction over the U.S. Utility Subsidiaries, namely, Kentucky, Virginia, and Tennessee (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions have not raised objections to LG&E Energy's current investments in EWGs or FUCOs./57/ Further, the State Commissions did not object to Powergen's proposal to invest additional consolidated retained earnings in FUCOs and EWGs, as considered in the applications for approval of Powergen's acquisition of LG&E Energy in each state.

     Additionally, Powergen will be subject to reporting requirements at the state level. The U.S. Utility Subsidiaries are also subject to audits by the FERC. Such audits have not raised any issue relative to affiliate transactions generally.

     In connection with the Merger, the Commission has requested and received from each of the State Commissions a letter certifying that the State Commission has jurisdiction over the respective LG&E Energy system public utility companies and that the State Commission will exercise this authority to protect ratepayers. Such certifications attest to the adequacy of State Commission oversight.

     Finally, as noted above, the State Commissions will have the authority to make adjustments in a U.S. Utility Subsidiary's cost of capital to take into account any negative effect from Powergen's investments in EWGs and FUCOs.

     For all these reasons, the State Commissions will have adequate authority to protect U.S. Utility Company ratepayers from any adverse effect associated with Powergen investments in EWGs and FUCOs.

----------------------
/57/ Section 33(c)(2) provides that the State Commissions may make recommendations to the Commission regarding a registered holding company's relationships to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

                    iii.  Compliance With Rule 54

     Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b), or (c) are satisfied. If the transactions contemplated hereby are consummated and Powergen's aggregate investment in EWGs and FUCOs exceeds 50% of consolidated retained earnings, the provision of Rule 54 will not be satisfied. However, to enable the Commission to monitor the impact of transactions for which authority is sought, Powergen proposes to report the following additional information in the quarterly Rule 24 certificates it is filing:

1. A Rule 53(a) computation - that is a calculation of the ratio of Powergen's investment in EWGs and FUCOs to Powergen's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

2. A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of that quarter;

3.  Consolidated capitalization ratios as of the end of that quarter;

4. The market-to-book ratio of Powergen's common stock at the end of that quarter;

5. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Powergen subsidiaries; and

6. A statement of revenues and net income of each Powergen EWG and FUCO for the twelve months ended as of the end of that quarter.

     This information is the same as that required by the Commission with respect to the registered systems that have obtained 100% Orders. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which Powergen and other system companies will require Commission authorization.

     C.  Reporting

     Applicants will file Form U5S annually with the Commission within 120 days of the close of Powergen's fiscal year. In addition, Powergen will continue to file a Form 20-F annually with the Commission, a semiannual report containing earnings information, and reports on Form 6-K containing material announcements as made.

     It is proposed that, with respect to Powergen which, as noted above, has registered under the 1934 Act, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and Powergen. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding.

     Applicants further propose to provide Rule 24 certificates semi-annually, which is consistent with the financial reporting requirements in the United Kingdom. Under U.K. rules, Powergen must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with Powergen's ADR listing on the NYSE. Due to Powergen's extensive foreign holdings, it would entail significant additional work and expense for Powergen to prepare consolidated financial statements on a quarterly basis. Powergen will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

          1.  Requests for Exemption

     Applicants request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of Powergen UK (or Powergen Group Holdings as of its formation) organized outside the United States. Any FUCO acquired directly or indirectly by Powergen subsequent to the issuance of an order in this Application will maintain its financial statements in accordance with U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F. The same relief was sought by National Grid and was granted by the Commission in the National Grid Order.

          2.  Form U5S

     Applicants propose that their Form U5S filings will include Powergen's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the LG&E Energy Group, (2) consolidating financial schedules of LG&E Energy showing the fair value adjustments resulting from a purchase price allocation process as consolidation adjustments in a consolidation column to those schedules and (3) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) US Holdings, on a consolidated basis, (b) any subsequently acquired FUCO, and (c) the Intermediate Companies. Amounts included in Form U5S filings will be stated in U.S. dollars.

     Powergen will also provide the following supplemental information in its annual Form U5S filing:

     (a) The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by Powergen USA (one of the Intermediate Companies): (i) as a result of any acquisition-related debt, and
(ii) as a result of any other income source or expense;

     (b) A description of how the income tax credit and/or income tax liability was and allocated to all companies included in the consolidated tax return, showing all of Powergen USA's interest costs and any assumptions used in the calculation;

     (c) A description of how any acquisition-related funding is effected through all Intermediate Companies;

     (d) A description of the amount and character of any payments made by each Intermediate Company to any other Powergen System company during the reporting period; and

     (e) A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

          3.  Rule 24 Certificates of Notification

The Rule 24 certificates will be provided to the Commission within 90 days after the end of Powergen's fiscal year and within 60 days of the end of its first semiannual reporting period and will contain the following information:

     (a) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by Powergen during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     (b) The amount of guarantees issued during the reporting period by Powergen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

     (c) Powergen's aggregate investment, as defined under Rule 53, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the reporting period in dollars and as a percentage of Powergen's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     (d) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by Powergen since the date of the order in this Application, including any LG&E Energy acquisition debt;

     (e) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     (f) The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by such companies from the system money pool during the reporting period;

     (g) The amount and terms of any nonexempt financings consummated during the period by LG&E or KU during the reporting period;

     (h) The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the reporting period;

     (i) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of Powergen, LG&E Energy and each first-tier subsidiary of LG&E Energy;

     (j) Paper copies of Powergen's filings of Form 20-F and semiannual reports to shareholders; and

     (k) As applicable, all amounts shall be expressed in U.K. Pounds and converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing dollar amounts.

     The Applicants also propose that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Form U-6B-2 pursuant to Rule 52.

          4.   Form U-13-60

     The Applicants also will report annually, as a supplement to the Form U-13-60 filed by LG&E Services, service transactions among the Powergen System companies (excepting the LG&E Energy Group) and the LG&E Energy Group. The report will contain the following information:

     (a) a narrative description of the services rendered by individual Powergen System companies (excepting the LG&E Energy Group) to the LG&E Energy Group and by the LG&E Energy Group to other Powergen System companies;

     (b) disclosure of the dollar amount of services rendered according to category or department;

     (c) identification of companies rendering services and recipient companies, including disclosure of the allocation of service costs among the companies in the LG&E Energy Group; and

     (d) disclosure of the number of LG&E Energy Group employees engaged in rendering services to other Powergen System companies on an annual basis, stated as an absolute and as a percentage of total employees.

     D.  Payment of Dividends Out of Capital and Unearned Surplus

     Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

          1.  Powergen and U.S. Subsidiary Companies

     Applicants will use the purchase method of accounting for the Merger. Under this method of accounting, the premium to be paid to acquire LG&E Energy will result in the accrual by the Powergen System of a substantial amount of goodwill that will have to be amortized, reducing future consolidated net income. Such amortization, however, will have no effect on the cash flow of Powergen and its subsidiaries.

     Further, Staff Accounting Bulletin No. 54 generally requires that the premium paid in an acquisition utilizing the purchase method of accounting be "pushed down" to the books of the acquired company, which in this case would be the LG&E Energy Group. The effect of such a "pushdown" is to eliminate the retained earnings of the acquired company and to increase its additional paid-in capital. However, the Applicants have been advised that, under applicable exceptions to the general rule, the premium paid in the acquisition will not be "pushed down" to the LG&E Energy Group. However, changes in circumstances or changes in accounting principles or the application thereof may result in such a pushdown or a similar non-cash charge to retained earnings. Again, such charge would have no effect on the cash flow of Powergen and its subsidiaries. In addition, as described above under Item 3.C, Reporting, Powergen has agreed to file consolidating schedules of LG&E Energy reflecting the fair value adjustments resulting from such a pushdown.

     In light of the above, Powergen and the U.S. Subsidiary Companies request that the Commission reserve jurisdiction over the payment of dividends out of additional paid-in-capital up to the amount of LG&E Energy's consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter if, due to changes in circumstances or changes in accounting principles or application thereof, all or a portion of the premium being paid in the subject transaction is "pushed down" to the LG&E Energy Group. In no case would such dividends be paid by LG&E Energy out of paid-in capital if the common stock equity of LG&E Energy as a percentage of total capitalization was below 30% on a consolidated basis. This restriction is intended to protect both investors and consumers. The relief requested will ensure the ability of US Holdings to service the acquisition debt incurred in connection with the Merger without impairing the financial condition of the LG&E Energy Group. It is similar to that granted by the Commission in the National Grid Order.

          2.  U.S. Non-Utility Subsidiaries

     LG&E Energy requests authorization, on behalf of the direct and indirect U.S. Non-Utility Subsidiaries, that such U.S. Non-Utility Subsidiaries be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

     LG&E Energy anticipates that there will be situations in which one or more of its direct or indirect U.S. Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an LG&E Energy Intermediate Subsidiary purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to such LG&E Energy Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the LG&E Energy Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to its parent for possible distribution to LG&E Energy.

     Similarly, using the same example, if an LG&E Energy Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the LG&E Energy Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a first-tier U.S. Non-Utility Subsidiary or a direct or indirect subsidiary thereof exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a U.S. Non-Utility Subsidiary or other downstream subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     LG&E Energy, on behalf of each of its current and future direct and indirect U.S. Non-Utility Subsidiaries, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. LG&E Energy also states that its U.S. Non-Utility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     E.  Approval of New Tax Allocation Agreement

     Applicants request that the Commission approve an agreement for the allocation of consolidated tax among Powergen USA, Powergen US Investments Corp. and the LG&E Energy Group post-Merger (the "Tax Allocation Agreement"). As discussed in more detail below, approval is necessary because the Tax Allocation Agreement provides that Powergen USA's tax benefits be retained by LG&E Energy Settlements, Inc. ("LG&E Settlements"), a proposed tax clearing entity discussed below, rather than allocating such benefits to subsidiary companies as would otherwise be required by

Rule 45(c)(5)./58/ The proposed Tax Allocation Agreement is filed as Exhibit C-
3.1 hereto. The proposed Tax Allocation Agreement is based on the LG&E Energy Group existing tax allocation agreement and is in a customary form in that no party to the Tax Allocation Agreement is required to pay more taxes than it would have paid as a stand-alone entity.

     Applicants propose that no payments be made to Powergen USA in respect of tax benefits received from it and that these benefits be retained at LG&E Settlements, a tax clearing company for the U.S. companies in the pro forma Powergen system. This provision is intended to help realize the tax benefits arising out of the cross-border nature of the Merger. The tax benefits of Powergen USA would be retained by LG&E Settlements in order to avoid the risk of reducing the rate of U.S. tax credits, effectively arising from Powergen USA's payment of interest expense, attaching to dividends paid from the utilities back to the U.K./59/ If the tax benefits were allocated to LG&E Energy's utility subsidiaries, thereby reducing their effective tax charge to an artificially low level, there is a risk that the rate of tax credit attaching to dividends paid from those subsidiaries would be reduced, which would result in higher U.K. tax charges when those dividends are ultimately received in the U.K. In addition, the State Commission orders require that each of LG&E Energy's utility subsidiaries pay or receive tax liabilities or benefits on a stand-alone method. Thus, any such reallocation to the utility subsidiaries is not permitted. Since such allocation cannot be made to the utility subsidiaries, it would be inappropriate to provide the allocation of such benefits to LG&E Energy's nonutility subsidiaries.


-------------------
/58/ Applicants note that National Grid's tax allocation agreement was approved notwithstanding a virtually identical deviation from Rule 45(c)(5) under the Act. The only difference between the tax allocation agreements proposed by National Grid and Powergen is that Powergen proposes to keep the tax benefits among the U.S. companies. Powergen submits that this arrangement is more favorable as these benefits may be available to the U.S. companies in the form of, and for example, intercompany loans.

/59/ This risk also arises at the Intermediate Companies formed in Luxembourg.

Capturing the tax benefits in a single entity is the most efficient and equitable method of managing these benefits.

     LG&E Energy proposes to form LG&E Energy Settlements Inc. ("LG&E Settlements") to serve as the tax clearing company for the U.S. companies in the Powergen system. LG&E Settlements will receive/pay the federal and state income tax liabilities or credits/refunds due to/from each member of the group and will make payments to the tax authorities on behalf of the affiliated group. This entity will retain the tax benefits due to Powergen USA. It will also absorb the tax liabilities of members having low levels of net income and will retain/absorb any differences in situations where the sum of all tax settlements does not equal zero. LG&E Settlements will not be an operating company. The preparation of the tax returns and the allocation of the tax liabilities or credits/refunds will be performed by LG&E Services. However, since it is anticipated that LG&E Settlements may record significant profits and may accumulate substantial assets, it is not appropriate for the tax clearing function to be performed by LG&E Services. Clearly, the function to be performed by LG&E Settlements is reasonably incidental and economically necessary and appropriate to the operations of the Powergen System./60/ The Applicants request that the Commission reserve jurisdiction over the implementation of the Tax Allocation Agreement and the formation and retention of LG&E Settlements pending completion of the record.

     F.  Section 13 - Intra-System Provision of Goods and Services

     The LG&E Energy Group companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Following the Merger, the provision of goods, services and construction by the LG&E Energy Group companies to other LG&E Energy Group companies will be carried out in accordance with the requirements and provisions of Rules 87, 90, and 91, unless otherwise authorized by the Commission by order or by rule.

     Applicants propose to form a service company subsidiary of LG&E Energy, LG&E Services, to provide goods and services to members of the LG&E Energy Group primarily and, to a lesser extent, members of the Powergen System. LG&E Services will be a direct and wholly-owned subsidiary of LG&E Energy


-----------------
/60/ Section 11(b)(1) of the Act.

on the same level of the corporate flow chart as LG&E and KU. It is anticipated that LG&E Services will be staffed primarily by the transfer of personnel from LG&E Energy, LG&E and KU, and their subsidiaries. Applicants request that LG&E Services be authorized pursuant to Section 13(b) and Rule 88 to provide goods and services to affiliates. Applicants also propose that members of the Powergen System may provide goods and services to members of the LG&E Energy Group. In particular, it is anticipated that most of the Trans-Atlantic goods and services will be provided by Powergen UK (or by Powergen Group Holdings, if applicable). Applicants, however, do not seek authorization for Powergen UK (or by Powergen Group Holdings, if applicable) to be qualified as a service provider under
Section 13(b) and Rule 88, subject to the terms and conditions outlined below, including the commitment that all goods and services and billings flow through LG&E Services. This corporate structure for the provision of goods and services is consistent with the arrangement authorized in the National Grid Order.

     The Applicants expect LG&E Services to be operational on the date the Merger is effective or within 30 days thereafter. However, the Applicants seek authority to delay, until December 31, 2001, the full implementation of all expected services to be provided by LG&E Services and/or full implementation of required accounting systems and cost allocation methodologies. Such delay would accommodate the need to develop systems to fully implement the desired accounting requirements or for other reasons making full implementation more costly or complex than if a short delay were allowed./61/

     In addition, certain LG&E Energy Group companies have in place transactions for the provision of goods, services and construction to other LG&E Energy Group companies, which contracts are described in Exhibit K. The Applicants seek the necessary approval for the continued performance of such contracts pursuant to their respective terms, including any pricing terms, until December 31, 2001, which will allow an orderly transition of these contracts.


-------------------
/61/ The Commission has allowed limited phase-in of the affiliate requirements for companies who are becoming subject to the Act for the first time as a result of a merger. See Dominion Resources, Inc., Holding Company Act Release No. 27113.

          1.  Interaction with Other Regulatory Agencies

     Unless exempt, all services provided by Powergen System companies to other companies within the system will be in accordance with the requirements of
Section 13 of the Act and the rules promulgated thereunder. Powergen is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving LG&E and KU, companies that are public utilities under the Federal Power Act. In connection with the application to the FERC to approve the Merger, the Applicants represented that, with respect to any transaction between any member company of the LG&E Energy system and Powergen and any of its subsidiary or affiliated companies, the LG&E Energy Companies will abide by FERC policy regarding intra-affiliate transactions. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

     Applicants recognize that affiliate transactions among the member companies of Powergen will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, Powergen believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to Powergen.

     On this basis, Applicants believe that Powergen will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90, and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order./62/

     Section 6 of the Service Agreement contains language that clarifies the scope of the jurisdiction of the Kentucky Commission and the Virginia Commission, as follows:

     Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Kentucky Public Service Commission, or the Virginia State Corporation Commission which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by LG&E or KU in or as a result of a contract, agreement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation: (1) has itself been filed with or approved by the SEC or (2) was incurred pursuant to a contract, agreement, or allocation method which was filed with or approved by the SEC.

As noted above, Applicants recognize that affiliate transactions among the member companies of the Powergen System will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. Applicants do not believe that the above-quoted language in Section 6 of the Service Agreement is in conflict with the Commission's jurisdiction under the Act. However, in the event that a state commission were to take action that would preclude LG&E, KU or an affiliate from providing a service in compliance with Section 13(b) of the Act or the Commission's rules thereunder, Applicants will cause the utility or affiliate to cease rendering the service until the dispute can be resolved.

-----------------

/62/ Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, Powergen will comply by refraining from performing the affected service, sales or construction contract.

          2.  Scope of Service

     After consummation of the Merger, LG&E Services will provide a variety of administrative, management and support services to LG&E and KU pursuant to the Utility Service Contract, and to the U.S. Non-Utility Subsidiaries pursuant to the Non-Utility Service Contract. Although the full scope of services is not known at this time, the services may include:

     1. Information Systems Services - Provides electronic data processing services.

     2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for customers.

     3. Marketing and Sales - Establishes strategies, provides oversight for marketing, sales and branding of utility and related services, conducts marketing and sales programs, and economic development.

     4. Employee Services - Includes Human Resources, which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services.

     5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of LG&E Energy's businesses and directs compliance training.

     6.  Purchasing - Provides procurement services.

     7. Financial Services - Provides treasury, accounting, tax, financial planning, regulatory and auditing services.

     8. Risk Management - Provides insurance, claims, security and safety services.

     9. Public Affairs - Maintains relationship with government policy makers, provides regulatory analysis and compliance filings, conducts lobbying activities and provides community relations functions.

     10. Legal Services - Provides various legal services and general legal oversight; handles claims.

     11. Investor Relations - Maintains relationship with the financial community and provides shareholder services.

     12. Telecommunications - Provides telecommunications services, primarily the use of telephone equipment.

     13. Gas Supply and Capacity Management - Provides gas supply and capacity management services.

     14. Transmission, Substation Construction, Maintenance & Operations - Provides management services for transmission and substation construction, maintenance and operations areas.

     15. Meter Reading, Repair and Maintenance - Provides services related to meter reading and the repair and maintenance of meters.

     16. Design Engineering - Designs and monitors construction of electric generation assets and transmission and distribution lines and substations.

     17. Substation Engineering and Support - Provides management support services to the Substation Engineering and Support organizations of the operating companies.

     18. Resource Acquisition and Analysis - Procures coal, natural gas and oil for the generation facilities of client entities. Also ensures compliance with price and quality provisions of fuel contracts and arranges for transportation of fuel to the desired location, and completes analyses as required on all fuel used for generation.

     19. Purchased Power and Electric Trading - Purchases power and provides electric trading services to the operating companies electric generation systems and all other trading functions.

     20.  Strategic Planning - Develops corporate strategies and business plans.

     21.  Executive - Provides executive and general administrative services.

     22. Environmental Affairs - Performs analyses and advocacy of regulatory and legislative issues in the areas of environment. Communicates final regulatory requirements to operating groups. Provides assistance, support and compliance review in meeting those requirements. Oversees hazardous substance site investigations and remediation activities.

     23. Energy Supply - Coordinates the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

     24. Transportation - Operates transportation fleet for the operating companies and affiliates. Provides engineering, support, mechanical servicing of vehicles, and procurement of vehicles.

     25. Media Relations - Performs all media relations with local and national media organizations according to established policies and procedures.

     26. Office Furniture and Equipment - Provides office furniture and equipment for the operating companies and affiliates.

     Members of the Powergen System may provide services to the LG&E Energy Group and, to a lesser extent, LG&E Energy Group companies may provide services to Powergen System companies. The full range of services to be provided by members of the Powergen System to LG&E Energy Group companies is not presently known. Although some Trans-Atlantic services may be performed by LG&E Energy Group companies for Powergen System companies, Applicants contemplate that the majority of Trans-Atlantic services will flow from the Powergen System companies to the LG&E Energy Group.

     It is anticipated presently that Powergen UK (or Powergen Group Holdings, if applicable) will be the principal entity providing services from the Powergen System, and LG&E Services will be the principal recipient of services for the LG&E Energy Group. It is also anticipated presently that the charges to the LG&E Energy Group will be primarily from Powergen UK (or Powergen Group Holdings, if applicable) to LG&E Services, and LG&E Services will reallocate the charges as appropriate to members of the LG&E Energy Group.

     Some services are solely concerned with events outside of the normal operations of the LG&E Energy Group. The LG&E

Energy Group will not be charged with any costs relating to these departments, unless their services are specifically requested. In addition, charges for costs associated with future mergers and acquisitions may be allocated to LG&E Energy and/or to Powergen System companies, but not to the LG&E Energy Subsidiary Companies.

     The attached Form of Service Contract ("Service Contract"), Exhibit B-2, will govern the charges between LG&E Services and the U.S. Utility Subsidiaries. The Non-Utility Service Contract will be substantially similar to the Service Contract, except as described herein. It is contemplated that the Service Contract will be amended to provide for services to entities that will become associate companies of LG&E Energy as a result of future mergers and acquisitions.

          3. Rendering of Services from Companies in the Powergen Group to the LG&E Energy Group

     The costs of services provided by LG&E Services and members of the Powergen System will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. Applicants expect that the majority of costs billed by members of the Powergen System to the LG&E Energy Group will be paid initially by LG&E Services which will then charge the appropriate service recipient.

     Powergen does not plan immediately to allocate to or charge the LG&E Energy Group for any general overhead costs incurred at the Powergen level. Costs for general administrative services relating to corporate-wide objectives, policies and activities incurred by Powergen, including costs of senior management, shareholder services, investor relations, corporate affairs, strategic planning and business development, are under consideration and may be introduced during the course of 2001. After Powergen develops a specific plan regarding the allocation of overhead and other general administrative costs to the LG&E Energy Group and the allocation methods it proposes to use to charge for these services, Powergen will provide the Commission with a 60-Day Letter stating such specific plan. Until after the end of the sixty-day period after such 60-Day Letter is submitted to the Commission, the LG&E Energy Group will not be charged for such services rendered by the Powergen System.

     It is anticipated that in the sharing of best practices among the LG&E Energy Group and the Powergen System that the Powergen System will provide certain services to the LG&E Energy Group. As neither the Powergen System nor the LG&E Energy Group has had experience as a registered public utility holding company system, the full range of services is not presently known, but the Applicants expect that it may include certain engineering, consulting, laboratory services, research and development projects and transmission best-practices consulting./63/ LG&E Services will be the principal recipient in the LG&E Energy Group of the services, and LG&E Services will re-allocate the charges to the LG&E Energy Group companies as appropriate in accordance with the Service Agreements.

     The costs of services provided by the Powergen System to the LG&E Energy Group and the re-allocation to the LG&E Energy Group companies will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. Generally, services such as engineering and consulting will be billed directly based on an employee-hour basis. To the extent that any services cannot be directly attributed to a specific subsidiary, members of the LG&E Energy Group will pay a share of the services that benefit them as members of the Powergen System. The LG&E Energy Group's portion of these costs will be determined using measures that reflect the relevant contribution and size of the individual businesses. Allocation of group costs will follow the methodology adopted by the U.K. regulator, the Office of Gas and Electricity Markets ("OFGEM"). The OFGEM approach uses four measures (revenues, operating profit, employee numbers and net assets) and allocates the group costs equally across the

-----------------
/63/ Applicants note that National Grid acquired a holding company system that was already regulated under the '35 Act and that, as a consequence, representatives of the NEES Group were able to use their experience to, for example, identify which services could be consolidated at National Grid. Neither LG&E Energy nor Powergen has experience with a service company structure as regulated by the '35 Act. The pro forma holding company system requires time to become acquainted with the new service company structure before Powergen can assess which services can be consolidated at Powergen or uniquely provided to the LG&E Energy Group by a member of the Powergen System.

four. Revenues are adjusted to exclude the income resulting from sales of purchased power within LG&E Energy. Each Powergen service provider will use figures from the latest published accounts to calculate the percentage of revenues, operating profit, employee numbers and net assets on an annualized basis, and these four percentages will be averaged to calculate the group allocation. LG&E Services will allocate the costs of service among the LG&E Energy Group companies using the cost allocation methodology that most accurately distributes the costs pursuant to the Service Agreement.

          4.  Calculation of Service Costs

     LG&E Services' accounting and cost allocation methods and procedures will be structured so as to comply with the Commission's standards for service companies in registered holding-company systems. LG&E Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Further, since costs will be equitably allocated, charges for all services provided by LG&E Services to public utility affiliates under the Utility Service Contract will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     The Non-Utility Service Contract contains provisions similar to those of the Service Contract, except that the Non-Utility Service Contract permits charges for certain services to be at fair market value to the extent authorized by the Commission. Applicants request that the Commission grant an exemption from the provisions of Rules 90 and 91 and the at-cost requirement for any non-utility subsidiary of Powergen (including LG&E Services) for the following transactions: (1) services provided to associate FUCOs and EWGs that derive no part of their income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural gas at retail in the United States; and (2) services provided to an associated EWG, qualifying facility ("QF"), or independent power project ("IPP"), provided that the purchaser of the electricity sold by such entity is not a utility operating company within the LG&E Energy Group. No services will be provided at market-based rates to a QF, IPP, or EWG selling electricity to the U.S. Utility Subsidiaries unless authorized by the Act or the Commission.

The Commission has granted comparable relief in numerous prior orders. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7,
1999). Applicants also request that the Commission grant an exemption from the provisions of Rules 90 and 91 and the "at cost" requirements for any non-utility subsidiary of Powergen (including LG&E Services) for services to any Rule 58 subsidiary or any other nonutility subsidiary that (a) is partially owned by Powergen, provided that the ultimate purchaser of such goods or services is not a public-utility subsidiary or service company subsidiary (or any other entity that Powergen may form whose activities and operations are primarily related to the provision of goods and services to public-utility subsidiaries or service company subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to nonutility subsidiaries described in clauses (1) and (2) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

     With regard to services provided by any U.K. company in the Powergen System to the LG&E Energy Group, the Powergen service provider will use appropriate policies and procedures to assure that all costs are identified and attributed to particular projects, programs or work orders for purposes of direct cost allocation. Records related to services provided by any Powergen service provider to LG&E Energy companies will be made available to the Commission staff for review.

     As required by Rule 91 under the 1935 Act, the costs allocated across the businesses served by any Powergen service provider will as far as possible represent the total true cost of providing the corporate service. The costs considered in the allocation will include: (1) total payroll and associated costs; (2) materials and consumable costs; (3) building and facilities costs;
(4) IS infrastructure costs; and (5) other departmental costs.

     Rates for the charges from any Powergen service provider to LG&E Services will be calculated by taking total cost over total time worked. This method of calculation will ensure total recovery of departmental costs on a monthly basis, with minimal fluctuation of hourly rates. Budgeted rates will be available for forecasting purposes. All charges to the LG&E Energy Group from the Powergen

System companies will be billed in U.S. dollars under currency exchange rates existing at the time the invoice is prepared.

          5.  Billing

     Each Powergen service provider will bill LG&E Services monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to LG&E Energy companies, multiplied by the current rate, to give the total charge for the month.

     If a Powergen service provider provides services for the benefit of a specific LG&E Energy company, the charge applicable to that company will be specifically identified in the invoice. Otherwise, the Powergen service provider's charges will be allocated to individual LG&E Energy companies through LG&E Services' allocation cycle.

          6.  Restriction on Amendments

     No change in the organization of LG&E Services, the type and character of the companies to be serviced (other than the amendment discussed above to include services for the Powergen associate companies), the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until LG&E Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify LG&E Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until the LG&E Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          7.  Approval of LG&E Services

     Applicants believe that the Service Contract and the Non-Utility Service Contract are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

     Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least three recent occasions made findings under Section 13(b) based on information set forth in an Application-Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992). In this Application, Applicants have submitted substantially the same applicable information for the LG&E Services as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that LG&E Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

          G.  Other Statutory Provisions

               1.  Sections 14 and 15 -- Jurisdiction

     Pursuant to these sections, the Commission has broad authority over, and access to, the books and records and reporting of companies in a registered holding company system. As noted previously, Powergen ADSs are listed on the NYSE. In connection with the ADS listing, Powergen has provided financial statements for the fiscal year ended January 2, 2000, and will provide financial statements semiannually thereafter that include a reconciliation of net income and shareholders' equity in accordance with U.S. GAAP.

     It should be further noted that the utility assets of Powergen are accounted for on the basis required by the U.K. regulator, rather than that used for purposes of U.S. ratemaking proceedings, and rates for U.K. regulated utilities are also determined in a different manner than those for U.S. regulated companies.

     In addition, Powergen undertakes and agrees to file, and will cause each of its present and future directors and officers, who is not a resident of the United States, to file with the Commission irrevocable designation of the party's custodian as an agent in the United States to accept service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission./64/

          2.  Section 33 -- Foreign Utility Companies

     Applicants make numerous commitments to ensure that the proposed financing of the Powergen System, including financing for purposes of acquiring interests in EWGs and FUCOs, is consistent with the protected interests. These commitments are described above in Item 3, Section B.2.j.

     Prior to the closing of the proposed transactions, Powergen UK (or Powergen Group Holdings, if applicable) will file a Form U-57 to perfect its exemption as a FUCO. Thereafter, Applicants believe that Powergen UK (or Powergen Group Holdings, if applicable) will be exempt from all provisions of the Act -- except with respect to transactions with Powergen and its non-FUCO subsidiary companies. This latter set of transactions will continue to be fully regulated under the Act./65/ See Section 33(a)(1) of the Act ("A foreign utility company shall be exempt from all provisions of the Act, except as otherwise provided under this section").

----------------
/64/ See Exhibit L-1, Appointment of Agent for Service of Process.

/65/ The Commission's residual jurisdiction is generally limited to parent-level financings, affiliate transactions and "the creation or maintenance of any other relationship between a foreign utility company and a registered holding company." See Section 33(c)(2).

          3.  Sections 3(a)(1) and 3(a)(2) - Exemption from Registration

     LG&E Energy and KU currently enjoy exemption from registration under the Act pursuant to Sections 3(a)(1) and 3(a)(2) of the Act, respectively. The Commission initially authorized KU's exemption by order in KU Energy Corporation, HCAR No. 25409 (Nov. 13, 1991). The Commission reaffirmed KU's exemption under Section 3(a)(2) and granted LG&E Energy's exemption under
Section 3(a)(1) in its order authorizing the merger of LG&E Energy and KU Energy Corporation. See LG&E Energy Corp., HCAR No. 26866, 67 S.E.C. 107 (April 30,
1998).

     Section 3(a)(1) exempts from registration under the Act holding companies which derive a material part of their income from public utility companies that are predominantly intrastate in character, where such holding companies and public utility companies conduct their businesses substantially in a single state. LG&E Energy and each of its material public utility subsidiaries, LG&E and KU,/66/ are Kentucky corporations operating primarily in Kentucky. In addition, the public utility operations of the LG&E Energy Group are predominantly intrastate in character. In determining whether a company's operations are "predominantly intrastate in character", the Commission has primarily examined the amount of utility revenues derived from out-of-state activities,/67/ but has also considered out-of-state service areas, customers, property, generation and sales./68/ For the fiscal year ended December 31, 1999, 2.1% of the LG&E Energy Group's consolidated utility revenues, none of its retail natural gas sales and 2.4% of its sales of electricity by revenues were from utility operations outside of Kentucky./69/ Over 97% of the LG&E Energy Group's net utility plant (based on book value) and over 97% of its utility customers (based on number of customers) were located in Kentucky. These amounts are well within the




-------------------
/66/ KU owns 20% of EEI. However, EEI, which is not a Kentucky corporation, is not a material public utility subsidiary of LG&E Energy. In each of 1998 and 1999, income derived from EEI was less than 1.5% of LG&E Energy's income from continuing operations. Neither OVEC nor IKEC are "subsidiaries", within the meaning of the Act, of LG&E Energy.

/67/ See In the Matter of Commonwealth Edison Co., Holding Co. Act Release No. 8331, 28 S.E.C. 172 (June 30, 1948); Yankee Atomic Electric Co., Holding Co. Act Release No. 13048, 36 S.E.C. 552 (Nov. 25, 1955).

/68/ See In the Matter of Wisconsin Electric Power Co., Holding Co. Act Release No. 8741, 28 S.E.C. 906 (Dec. 20, 1948).

/69/ For this purpose, electric utility revenues do not include electric sales by exempt wholesale generators, revenues from other operations that are not "utility" operations within the meaning of Section 2(a)(5) of the Act or revenues from sale for resale and brokered sales.

existing range of orders issued by the Commission under Section 3(a)(1)./70/

     Section 3(a)(2) of the Act exempts those entities which are predominantly public utility companies whose operations do not extend beyond the state in which they are organized and states contiguous, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers. All of KU's electric utility assets are located in Kentucky, Virginia and Tennessee. KU furnishes electricity to approximately 458,000 customers in central, southeastern and western Kentucky, to about 29,000 customers in southwestern Virginia,/71/ and to five customers in one county in Tennessee. Also, KU sells electric energy at wholesale for resale to 12 municipalities in Kentucky and one municipality in Pennsylvania.

     Since the operations of KU are confined to the state of its organization and contiguous states, a determination whether KU qualifies for an exemption as a holding company under the Act rests on whether or not it is "predominantly a public utility company". In determining whether a holding company is predominantly a utility, the principal consideration is the relative size of the subsidiaries and their business as compared with that of the parent./72/ In determining whether a holding company is "predominantly a public utility", the Commission has applied what is referred to as a "gross to gross" test, comparing the gross utility revenues of the holding company to the gross utility revenues of the utility subsidiaries./73/

---------------
/70/ The Commission has issued orders granting exemption under Section 3(a)(1) of the Act to holding companies with out-of-state revenues of up to 9.9%. See Sierra Pacific Resources Holding Co. Act Release No. 24566, 40 S.E.C. Docket 103 (Jan. 28, 1988).

/71/  KU does business under the name of Old Dominion Power Company in Virginia.

/72/ See Wisconsin Electric Power Co., 28 S.E.C. 906, (1948); Union Electric Co., Holding Co. Act Release No. 1621 (July 7, 1939).

/73/  See Northern States Power Co., Holding Co. Act Release No. 22334 (Dec. 23,
1981); Ohio Edison Co., Holding Co. Act

     KU is a holding company solely as a result of its ownership of 20% of EEI. EEI, an Illinois corporation, owns property and operates in the State of Illinois an electric generating station with capacity of approximately 1,000 MW, and related transmission facilities, and supplies power to a gaseous diffusion project of the Department of Energy ("DOE") located in Paducah, Kentucky. The delivery commitment of EEI under its power contract with DOE is 75% of the station's annual output through December 31, 2005, subject to reduction in certain circumstances. Under a power supply agreement between EEI and the four sponsoring companies which own its common stock (including KU), KU is entitled to 20% of the station's available capacity. KU's obligation to provide a portion of EEI's operating expenses, taxes and certain debt service is based upon KU's annual percentage of the EEI station capacity. The DOE facility is EEI's only end-user customer.

     The Commission has previously taken the position that the operations of EEI devoted to satisfying the DOE requirements represent a virtually riskless power supply service to a single instrumentality of the U.S. Government and thus EEI's activities attributable to meeting its DOE requirements should not be considered in evaluating whether KU's own utility operations predominates in influence and importance within the meaning of Section 3(a)(2)./74/ For each of the three years in the period ended December 31, 1999, operating revenue of the non-DOE operations of EEI was less than 3% of KU's operating revenue (net of rate refund) and KU derived less than 3% of its net income from its share of EEI earnings. Thus, KU is predominantly a public utility company within the meaning of Section 3(a)(2) of the Act. On the basis of the foregoing, KU is entitled to exemption as a holding company pursuant to Section 3(a)(2) of the Act.

     Section 3(a) provides that the Commission "shall exempt any holding company" meeting the standards of parts (1) through (5), "unless and except insofar as it finds the exemption detrimental to the public interest or the interest

_____________________________
Release No. 21019 (Apr. 26, 1979); Delmarva Power & Light Co., 46 S.E.C. 710
(1976); and Union Electric Co., 40 S.E.C. 1072 (1962).


/74/ Union Electric Company, 40 S.E.C. 1072 (1962); Ohio Edison Company,
     Holding Co. Act Release No. 21019 (1979).

of investors or consumers ...." In the past, the Commission has granted each of
LG&E Energy and KU an exemption under Section 3(a)(1) and Section 3(a)(2), respectively, finding in part that these exemptions did not present any detriment that gave rise to denying the exemptions pursuant to the "unless and except" clause. See LG&E Energy Corp. Holding Co. Act Release No. 26866 (Apr. 30, 1998). Since those exemptions were granted, the structure of LG&E Energy and KU and the conduct of their business activities have not changed in any way pertinent to the Commission's analysis. Furthermore, as a result of the Merger, LG&E Energy and KU will become subsidiary companies of a registered holding company, subject to full regulation under the Act. This increase in regulatory accountability lowers the risk of detriment. The exemptions should be granted because the Merger does not pose any detriment that should give rise to invoking the "unless and except" clause.

     The Merger poses no detriment to investors. Upon completion of the Merger, which was approved by LG&E Energy shareholders on June 7, 2000, there will be no publicly traded shares of LG&E Energy capital stock. Although the shareholders will be bought out, these shareholders will receive a substantial premium for their shares./75/ LG&E Energy has no debt outstanding to third party investors. The investors of KU will not be directly affected by the Merger. KU's outstanding debt and preferred stock will not be changed, converted, or otherwise exchanged as a result of the Merger. Finally, following consummation of the Merger, as members of a registered holding company system, the securities transactions of LG&E Energy and KU will be regulated under the Act. Therefore, granting the exemptions will not pose a detriment to investors.

     The Merger poses no detriment to the public interest or the interest of consumers. None of the FERC, the Virginia Commission, and the Kentucky Commission have found any detriment associated with the Merger. The FERC Order found that the Merger did not raise competitive concerns, would not have an adverse impact on rates and, based on various commitments by the Applicants, would not have an adverse impact on regulation. The Virginia Commission found that, subject to certain commitments by the Applicants, "adequate

_________________
/75/ See the discussion above at Item 3.A.1.b.i. of this Application service to the public at just and reasonable rates will not be impaired or jeopardized." Virginia Order at pp. 9-10. The Kentucky Commission determined, based on various commitments by the Applicants: (i) that "Powergen, LG&E Energy, LG&E and KU will, after the consummation of the merger, have the financial, technical, and managerial abilities to provide reasonable utility services;"
(ii) that it would "certify to the SEC" that it had "the authority and resources to protect LG&E's and KU's ratepayers subject to its jurisdiction and that it intends to exercise this authority;" and (iii) that the Merger "is in accordance with law, for a proper purpose, and will be consistent with the public interest
 ...." Kentucky Commission Order at pp. 38-39. Therefore, the FERC, the Virginia
Commission, and the Kentucky Commission found that the Merger would not be detrimental to the public interest or the interest of consumers.

     As shown above, neither the Merger nor granting the exemptions will pose any detriment to the public interest or the interest of investors or consumers. Therefore, Applicants respectfully submit that the Commission has no basis under the "unless and except" clause to deny the requested exemptions.

     Applicants seek a declaration from the Commission that LG&E Energy and KU may remain exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, although following consummation of the Merger, the Intermediate Companies and Powergen plan to register under Section 5 of the Act. Notwithstanding such exemption, LG&E Energy agrees to comply with Section 12(a) of the Act as if it were a registered holding company. In addition, as a subsidiary of a registered holding company, LG&E Energy and the LG&E Energy Subsidiary Companies (including KU) will be subject to full regulation under the Act. Other registered holding companies have exempt holding companies within their registered systems, e.g., American Electric Power Company. See also Northeast Utilities, Holding Co. Act Release No. 27127 (January 31, 2000). Applicants seek the same relief. In the event the Commission does not grant the relief requested, LG&E Energy or KU, as applicable, would register under Section 5 of the Act.

ITEM 4.  REGULATORY APPROVALS

     I.  Merger Approvals

     Set forth below is a summary of the regulatory approvals that Powergen and LG&E Energy expect to obtain in connection with the Merger.

     A.  Antitrust

     The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the DOJ and the FTC and until certain waiting periods have been terminated or have expired. LG&E Energy and Powergen filed their respective premerger notifications in July 2000, and early termination of the waiting period was granted by the FTC on July 27, 2000. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, LG&E Energy and Powergen would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

     B.  Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves an indirect change in ownership and control of LG&E Energy's public utility subsidiaries, Applicants have sought the prior approval of the FERC under FPA Section 203 prior to consummation of the Merger.

     Under Section 203 of the FPA, the FERC shall approve a Merger if it finds such Merger "consistent with the public interest." In reviewing a Merger, the FERC generally evaluates: (1) whether the Merger will adversely affect competition; (2) whether the Merger will adversely affect rates; and (3) whether the Merger will impair the effectiveness of regulation. LG&E Energy and Powergen believe the proposed Merger satisfies these standards.

     Applicants filed their Section 203 application with the FERC on March 24, 2000 and the FERC Order approving the Merger was issued on June 29, 2000. In its order, the FERC found that the Merger did not raise competitive concerns, would not have an adverse impact on rates, and based on various commitments by the Applicants, would not have an adverse impact on regulation.

     C.  Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under Exon-Florio, and the President of the United States or his designee is empowered to take certain actions in relation to mergers, acquisitions, and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon-Florio enables the President to suspend or prohibit any acquisition, merger, or takeover by a foreign person if that acquisition, merger, or takeover threatens to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. Applicants filed the Exon-Florio application in connection with the Merger on August 2, 2000 and received notification by letter dated September 1, 2000 that CFIUS has determined that there are no issues of national security sufficient to warrant an investigation and that action under Exon-Florio is concluded with respect to the Merger.

     D.  State Regulatory Approval

     The Merger requires the approval of the Kentucky Commission and the Virginia Commission.

     The Kentucky Commission has jurisdiction over the transaction due to LG&E's and KU's status as public utility companies in Kentucky. LG&E Energy and Powergen filed a merger application with the Kentucky Commission on March 15, 2000, which application was approved by the Kentucky Commission on May 15, 2000.

     The Virginia Commission has jurisdiction over the transaction because of KU's operations in Virginia under the name Old Dominion Power Company. LG&E Energy and Powergen filed a merger application with the Virginia Commission on

March 24, 2000, which application was approved by the Virginia Commission on July 24, 2000.

     While the Tennessee Commission does not have jurisdiction over the Merger, KU and Powergen made an informational filing with the Tennessee Commission on June 5, 2000 describing the Merger and the benefits of the Merger to ratepayers. The Tennessee Commission responded to this informational filing on June 8, 2000 with the advice that the Merger proposal did not require any action from the Tennessee Commission.

     In addition, pursuant to Section 33(a)(2) of the Act, the Commission sought, and received, letters from each of the affected state commissions certifying that the relevant state commission has the authority and resources to protect ratepayers ("Certification Letter"). Each of the Kentucky Commission, the Virginia Commission, and the Tennessee Commission sent a Certification Letter on August 22, 2000, August 29, 2000, and August 16, 2000, respectively; consequently, Applicants have complied with the Section 33(a)(2) certification requirement.

     E.  U.K. Notice Requirements

     The Merger constitutes a merger qualifying for investigation under the United Kingdom's Fair Trading Act of 1973 ("FTA"). The FTA provides that the Secretary of State may refer a qualifying merger to the Competition Commission. It is the responsibility of the Director General of Fair Trading ("DGFT") to advise the Secretary of State whether to refer a merger to the Competition Commission. In reviewing the acquisition, the Office of Fair Trading ("OFF") may also consult with the Director General of the Office of Gas and Electricity Markets ("OFGEM") in accordance with a concordat between the OFT and OFGEM on regulatory issues. The U.K. merger regime is a voluntary regime. The OFT has made a standard request of Powergen to provide it with information concerning the acquisition. Powergen has provided this information and will respond to any further requests from the OFT. Powergen does not believe that the Merger will have any impact on competition in the United Kingdom and therefore does not anticipate any issues will be raised by the OFT.

     II.  Financing Approvals

     The Kentucky Commission has jurisdiction over the issuance of equity and long-term debt securities of LG&E and KU. In addition, the Virginia Commission has jurisdiction over the issuance of short-term debt of KU. Applicants are seeking authorization of such transactions through February 28, 2004.
Applicants have requested that the Commission authorize various financing arrangements by the LG&E Energy Group during the Authorization Period. To the extent that LG&E or KU requires further authorization from the Kentucky Commission or the Virginia Commission subsequent to February 28, 2004, the Applicants will seek such authorization. Except as discussed above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

                                   * * * * *

     Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with
the terms   and conditions of, and for the purposes stated in, the Application no later than February 28, 2004.

ITEM 5.   PROCEDURE

     The Commission is respectfully requested to issue and publish not later than September 8, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than September 25, 2000, by which comments may be entered, and a date not later than October 31, 2000, as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger and related financing. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     A.  Exhibits

         A-1 Memorandum and Articles of Association of Powergen plc (previously filed).

         A-2.1 Amended and Restated Articles of Incorporation of LG&E Energy, filed as Exhibit 4.1 to Form 8-K of LG&E Energy dated May 4, 1998, File No. 1-10568, and incorporated herein by reference.

         A-2.2   Restated Articles of Incorporation of LG&E, filed as Exhibit
                 3.06 to Form 10-Q of LG&E for the quarter ended September 30, 1996, File No. 2-26720, and incorporated herein by reference.

         A-2.3   Amended and Restated Articles of Incorporation of KU, filed as
                 Exhibit 4.03 and 4.04 to Form 8-K of Kentucky Utilities, dated December 10, 1993, File No. 1-3463, and incorporated herein by reference.

         B-1 Agreement and Plan of Merger, dated as of February 27, 2000, among Powergen plc, LG&E Energy Corp., US Subholdco 2 (Powergen US Investments Corp.) and Merger Sub, included as Appendix A to Exhibit C-1 hereto (previously filed).

         B-2.1 Standard Form of Service Contract for U.S. Utility Subsidiaries (revised version filed herewith).

         B-2.2 Explanation of LG&E Energy Service's Cost Allocation Methods. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).) (Filed in paper format on Form SE.)

         B-3 Term and Revolving Credit Facility for Powergen US Holdings Limited and Powergen plc, dated February 27, 2000 (previously filed).

         C-1 Proxy Statement of LG&E Energy for the shareholders meeting held in connection with the Merger, filed with the Commission on March 13, 2000, File No. 1-10568, and incorporated by reference herein.

         C-2 Circular of Powergen Group for the extraordinary general meeting of shareholders held in connection with the Merger. (filed in paper format on Form SE).

         C-3.1   Tax Allocation Agreement.

         C-3.2 Legal Analysis of Rule 45(c) and the Proposed Tax Allocation Agreement.

         C-4     Intercompany Debt and Funds Flow (previously filed).

         D-1.1 Joint Application of Louisville Gas and Electric Company, Kentucky Utilities Company, and Merger Sub before the FERC (previously filed).

         D-1.2   Order of the FERC Approving the Merger (previously filed).

         D-2.1 Joint Application of Powergen plc, LG&E Energy Corp., Louisville Gas and Electric Company, and Kentucky Utilities Company, before the Kentucky Public Service Commission (previously filed).

         D-2.2 Order of the Kentucky Public Service Commission Approving the Merger (previously filed).

         D-3.1 Joint Application of Powergen plc, LG&E Energy Corp., and Kentucky Utilities Company before the Virginia Corporation Commission (previously filed).

         D-3.2 Order of the Virginia Corporation Commission Approving the Merger (previously filed).

         D-4.1 Submission to the Tennessee Regulatory Authority (previously filed).

         D-4.2   Response of Tennessee Regulatory Authority (previously filed).

         E-1 Map of electric service territories and transmission lines of Louisville Gas and Electric Company and Kentucky Utilities

                  Company (filed in paper format on Form SE) (previously filed).

         E-2 Map of gas service territory of Louisville Gas and Electric Company (filed in paper format on Form SE).

         F-1.1    Powergen plc Corporate Chart (filed in paper format on Form
                  SE) (revised version filed herewith).

         F-1.2 Description of the Companies in the Powergen System (revised version filed herewith).

         F-2.1 LG&E Energy Corp. Corporate Chart (filed in paper format on Form SE) (revised version filed herewith).

         F-2.2 Description of LG&E Energy Corp. non-utility subsidiaries and basis for retention of each (revised version filed herewith).

         F-3.1 Combined Powergen/LG&E Energy Corporate Chart (filed in paper format on Form SE) (revised version filed herewith).

         F-3.2 Merger Structure and Description of Intermediate Companies (revised version filed herewith).

         G-1.1    Preliminary Opinion of Counsel - Powergen Group.

         G-1.2    Preliminary Opinion of Counsel - LG&E Energy.

         G-1.3 Past tense opinion of counsel (to be filed by post-effective amendment).

         H-1 Credit Facility Fee Letters. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250.104(b).) (Filed in paper format on Form SE) (previously filed).

         I-1 Annual Report of Powergen Group dated March 28, 2000 (filed in paper format on Form SE) (previously filed).

         I-2.1 Annual Report on Form 10-K of LG&E Energy for the year ended December 31,

                  1999, File No. 1-10568, and incorporated by reference herein.

         I-2.2    Louisville Gas and Electric Company's Annual Report on
                  Form 10-K for the year ended December 31, 1999, File No. 2-26720 and incorporated by reference herein.

         I-2.3 Kentucky Utilities Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-3464, and incorporated by reference herein.

         I-3.1 Quarterly Report on Form 10-Q of LG&E Energy Corp. for the quarter ended March 31, 2000, File No. 1-10568, and incorporated by reference herein.

         I-3.2 Louisville Gas and Electric Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 2-26720 and incorporated by reference herein.

         I-3.3 Kentucky Utilities' Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-3464, and incorporated by reference herein.

         I-4 Semiannual Report of Powergen plc dated September 5, 2000 (filed in paper format on Form SE) (previously filed).

         I-5.1 Quarterly Report on Form 10-Q of LG&E Energy Corp. for the quarter ended June 30, 2000, File No. 1-10568, and incorporated by reference herein.

         I-5.2 Louisville Gas and Electric Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 2-26720 and incorporated by reference herein.

         I-5.3 Kentucky Utilities' Quarterly Report on Form 10-Q for the quarter ended June 30,

                  2000, File No. 1-3464, and incorporated by reference herein.

         I-6.1 Quarterly Report on From 10-Q of LG&E Energy Corp. for the quarter ended September 30, 2000, File No. 1-10568, and incorporated by reference herein.

         I-6.2 Louisville Gas and Electric Company's Quarterly Report on From 10-Q for the quarter ended September 30, 2000, File No. 2-26720, and incorporated by reference herein.

         I-6.3 Kentucky Utilities Company's Quarterly Report on From 10-Q for the quarter ended September 30, 2000, File No. 1-3464, and incorporated by reference herein.

         J-1      Proposed Form of Notice (previously filed).

         K        Description of LG&E Energy Group Affiliate Transactions.
                  (previously filed).

         L-1      Appointment of Agent for Service of Process.

         M-1      Amendments to Credit Facility.  (Filed in paper format on Form
                  SE.)

         N-1.1    Form of Utility Money Pool Agreement (previously filed).

         N-1.2    Form of Non-Utility Money Pool Agreement (previously filed).

         O-1 Analysis of the Economic Impact of a Divestiture of the Gas Operations of Louisville Gas and Electric Company (previously filed).

         P-1      Powergen's Investment Decision Procedure.

         Q-1 Letter from Peter C.F. Hickson, Group Finance Director, Powergen plc, to Bob Wason, Chief Financial Analyst, Office of Public Utility Regulation, Securities and Exchange Commission (June 23, 2000)

                  (requesting exception from push-down accounting treatment of goodwill). (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250.104(b).) (Filed in paper format on Form SE.)

         R-1      Financial Data Schedules.

     B.  Financial Statements

         FS-1 Powergen System Consolidated Balance Sheet as of January 2, 2000 (included in Exhibit I-1) (previously filed).

         FS-2 Powergen Consolidated Profit and Loss Account as of January 2, 2000 (included in Exhibit I-1) (previously filed).

         FS-3 Notes to Powergen System Consolidated Financial Statements (included in Exhibit I-1) (previously filed).

         FS-4 LG&E Energy Corp. Consolidated Balance Sheet as of December 31, 1999 (included Exhibit I-2.1) (previously filed).

         FS-5 LG&E Energy Corp. Consolidated Statement of Income for the twelve months ended December 31, 1999 (included in Exhibit I-2.1) (previously filed).

         FS-6 Notes to LG&E Energy Corp. Consolidated Financial Statements (included in Exhibit I-2.1) (previously filed).

         FS-7 Balance Sheets and Cash Flow Statements of US Holdings Showing Effect of Loan from Powergen UK (or Powergen Group Holdings, if applicable). (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250.104(b).) (Filed in paper format on Form SE) (previously filed).

         FS-8 Capitalization table for the pro forma Powergen/LG&E Energy System as of September 30, 2000. (Confidential treatment requested pursuant to Rule

                  104(b), 17 CFR 250.104(b).) (Filed in paper format on Form
                  SE.)

         FS-9 Capitalization table for the pro forma Powergen/LG&E Energy System projected for December 31, 2001. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250.104(b).) (Filed in paper format on Form SE.)

         FS-10    Powergen's Return on Equity, 1996-1999.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of LG&E Energy and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to the Application, File No. 70-9671, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date:  December 4, 2000


                         __________________________________
                         /s/  David Jackson
                              Secretary and General Counsel
                              Powergen plc

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to the Application, File No. 70-9671, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date:  December 4, 2000


                         __________________________________
                         /s/  John R. McCall
                              Executive Vice President,
                              General Counsel and Secretary
                              LG&E Energy Corp.

                                  APPENDIX A

Operations of LG&E Capital Corp. ("LG&E Capital")

     . LG&E Capital is a holding company for certain nonutility, energy-related businesses of the LG&E Energy Group.

               LG&E Capital has entered into a contract to purchase 10 turbines, capable of generating 1,500 MW of power. The turbines will be used in projects that are expected to become operational in 2002-2004.

               LG&E Capital has contracted to purchase two additional turbines, with total capacity of 284 MW. LG&E Capital intends to transfer these turbines to LG&E and KU prior to year-end pursuant to authorization of the Kentucky Commission.

     . LG&E Credit Corp. is wholly-owned by LG&E Capital and offers consumer lending programs and services in the Louisville metropolitan area.

     . LG&E International, Inc. ("LG&E International") is wholly-owned by LG&E Capital, and is a management and holding company for international energy project investments and operations. LG&E International's wholly-owned subsidiaries hold interests in overseas projects and conduct other related businesses.

               Through its subsidiaries, LG&E International holds interests in three Argentine natural gas distribution companies, all of which have obtained FUCO status under Section 33 of the Act. LG&E International has a controlling interest in Distribuidora de Gas del Centro ("Centro"), and minority interests in Distribuidora de Gas Cuyana ("Cuyana"), and Gas Natural BAN, S.A. ("Gas BAN"). Together, Centro, Cuyana, and Gas BAN serve approximately 1.8 million customers in seven provinces in Argentina.

               Through its subsidiaries, LG&E International also owns an interest in a windpower generating facility in Tarifa, Spain, which has obtained FUCO status under Section 33 of the Act.

     . LG&E Power Inc. ("LG&E Power") is wholly-owned by LG&E Capital and is a management and holding company for non-regulated subsidiaries. LG&E Power develops, operates, maintains, and owns domestic power generation facilities. LG&E Power currently has interests in 8 projects capable of generating approximately 500 MW of power in North Carolina, Virginia, California, Texas, and Minnesota, and small interests in three additional facilities in Texas and Washington. Each of these domestic facilities is either a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, or an exempt wholesale generator ("EWG") under Section 32 of the Act.

               In 1998, LG&E Power, through a subsidiary, entered into a partnership with Columbia Energy Corporation for the development of a natural gas-fired cogeneration project in Gregory, Texas, which will be capable of generating 550 MW equivalent of power and steam. The Gregory project became operational as of August 2000.

               In 1999, a subsidiary of LG&E Power entered into a lease wherein it agreed to lease a facility under construction in Georgia, which will be capable of generating 450 MW of power. The facility is scheduled to be completed in June 2001. LG&E Power's wholly-owned subsidiaries also engage in natural gas storage, transmission, and processing.

     . WKE Corp., a holding company, and its subsidiaries are wholly-owned by LG&E Capital. WKE Corp.'s wholly-owned subsidiary, WKE Station Two Inc. ("Station Two"), operates and maintains the Station Two generating facility of the City of Henderson. WKE Corp.'s wholly-owned subsidiary, Western Kentucky Energy Corp. ("WKEC"), currently enjoys EWG status under Section 32 of the Act, and leases and operates the generating facilities owned by Big Rivers Electric Corporation/76/ (three
________________________

/76/ It was determined by the Commission that none of WKE Corp.'s subsidiaries were public utility companies under the Act by virtue of their operation and maintenance of the Big coal-fired plants and one combustion turbine), and sells the output of those facilities to LG&E Energy Marketing and, potentially, other affiliates and third-parties.

               LG&E Energy is considering reorganization of WKEC, which could change WKEC's current status as an EWG. The FERC has authorized the consolidation of WKEC with its subsidiaries and related companies./77/

     . CRC -- Evans International, Inc. ("CRC -- Evans") is wholly-owned by LG&E Capital. CRC - Evans and its related companies provide specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines.



_____________________
Rivers Electric Corporation's generating facilities. See SEC No-Action Letter (July 13, 1998).

/77/ Western Kentucky Energy Corp., et al., 87 FERC (P) 62,016 (1999).

                                  APPENDIX B

PART I -- EXISTING FINANCING ARRANGEMENTS OF U.S. UTILITY
          SUBSIDIARIES

A. Outstanding Securities Exempt Under Rule 52

LG&E
----
Bond Financing:
                                                     At 12/31/99     At 9/30/00
                                                     -----------     ----------
First Mortgage Bonds                                         (x 000's)        (x000's)
               Series due July 1, 2000, 7.5%.................  20,000          - 0 -
               Series due August 15, 2003, 6%................  42,600          42,600
     Pollution control series
               P due June 15, 2015, 7.45%....................  25,000           - 0 -
               Q due November 1, 2020, 7.625%................  83,335           - 0 -
               R due November 1, 2020, 6.55%.................  41,665          41,665
               S due September 1, 2017, variable.............  31,000          31,000
               T due September 1, 2017, variable.............  60,000          60,000
               U due August 15, 2013, variable...............  35,200          35,200
               V due August 15, 2019, 5.625%................. 102,000         102,000
               W due October 15, 2020, 5.45%.................  26,000          26,000
               X due April 15, 2023, 5.90%...................  40,000          40,000
               Y due May 1, 2027, variable...................       -          25,000
               Z due August 1, 2030, variable................       -          83,335
                                                              -------         -------
Total first mortgage bonds................................... 506,800         486,800
                                                              =======         =======

Pollution control bonds (unsecured):
     Jefferson County Series due September 1, 2026,
      variable...............................................  22,500          22,500
     Trimble County Series due September 1, 2026,
      variable...............................................  27,500          27,500
     Jefferson County Series due November 1, 2027,
      variable...............................................  35,000          35,000
     Trimble County Series due November 1, 2027,
      variable...............................................  35,000          35,000
     Total unsecured pollution control bonds................. 120,000         120,000
                                                              -------         -------

     Total LG&E bonds outstanding............................ 626,800         606,798
                                                              =======         =======

Capital Stock:
     Common Stock, without par value
                                Authorized: 75,000,000 shares
                                Outstanding: 21,294,233 shares

     Cumulative Preferred Stock:

                                      Shares       Current
                                      Outstanding  Redemption
                                      -----------  Price
                                                   -----
     ---------------------------------------------------------------------------
     $25 par value, 1,720,000 shares
     authorized,                      860,287      $28.00
           5% series

     Without par value, 6,750,000 shares
     authorized
     ---------------------------------------------------------------------------
          Auction rate                   500,000                   100.00
     ---------------------------------------------------------------------------
          5.875% series                  250,000                   104.70

KU
--
Bond Financing:
                                                  At 12/31/99     At 9/30/00
                                                  -----------     ----------
     First Mortgage Bonds                                 (x 000's)        (x000's)
          Series Q, due June 15, 2000, 5.95%............... 61,500           - 0 -
          Series Q, due June 15, 2003, 6.32%............... 62,000          62,000
          Series S, due January 15, 2006, 5.99%............ 36,000          36,000
          Series P, due May 15, 2007, 7.92%................ 53,000          53,000
          Series R, due June 1, 2025, 7.55%................ 50,000          50,000
          Series P, due May 15, 2027, 8.55%................ 33,000          35,000
     Pollution Control Series:
          Series 7, due May 1, 2010, 7.375%................  4,000           - 0 -
          Series 8, due September 15, 2016, 7.45%.......... 96,000          96,000
          Series 1B, due February 1, 2018, 6.25%........... 20,930          20,930
          Series 2B, due February 1, 2018, 6.25%...........  2,400           2,400
          Series 3B, due February 1, 2018, 6.25%...........  7,200           7,200
          Series 4B, due February 1, 2018, 6.25%...........  7,400           7,400
          Series 7, due May 1, 2020, 7.60%.................  8,900           - 0 -
          Series 9, due December 1, 2023, 5.75%............ 50,000          50,000
          Series 10, due November 1, 2024, variable........ 54,000          54,000
          Series 11, due May 1, 2023, variable.............      -          12,900
                                                           -------         -------
             Total KU bonds outstanding................... 546,330         484,830
                                                           =======         =======

Capital Stock:

     Common Stock, without par value
                                Authorized:   80,000,000 shares
                                Outstanding:  37,817,878 shares

     Cumulative Preferred Stock:
     ---------------------------------------------------------------------------
                                                         Current
                                            Shares       Redemption
                                            Outstanding  Price
                                            -----------  -----
     ---------------------------------------------------------------------------
     Without par value, 5,300,000 shares
     authorize
     ---------------------------------------------------------------------------
          4.75% series, $100 stated         200,000      101.00
     value
     ---------------------------------------------------------------------------
          6.53% series, $100 stated         200,000      Not
     value                                               redeemable
     ---------------------------------------------------------------------------

B. Outstanding Securities for which Authorization is Requested

Short-Term Financing for KU:

     Commercial paper program, inactive.
     Uncommitted credit line with Centric Corporation ("Centric"), up to $100 million.

     Outstanding securities mature December 7, 2000 and bear interest at 6.92%.

Short-Term Financing for LG&E:

     $200 million revolving credit line, expiring November 2001.

     Commercial paper program, up to $200 million authorized.

     Outstanding securities mature December 6-8, 2000 and bear interest at 6.77-6.80%.

PART II -    EXISTING FINANCING ARRANGEMENTS OF U.S.
             NON-UTILITY SUBSIDIARIES

LG&E Capital Corp.
------------------

Long-Term Debt:

                                                       At 12/31/99     At 9/30/00
                                                       -----------     ----------
                                                               (x 000's)         (x000's)
     Medium term notes, due September 7, 2000, variable.......    50,000           - 0 -
          Medium term notes, due May 1, 2004, 6.205%..........   150,000         150,000
          Medium term notes, due January 15, 2008, 6.46%......   150,000         150,000
          Medium term notes, due November 1, 2011, 5.75%......   150,000         150,000
          Medium term notes, due June 18, 2001................      -            150,000
                                                                 -------         -------
          Total Capital Corp. bonds outstanding...............   500,000         600,000
                                                                 =======         =======

Credit Facilities:

     $181.4 million revolving lines of credit, expiring August 2001 $500 million revolving line of credit, expiring September 2002. $20 million uncommitted letter of credit facility

Commercial paper program, up to $600 million authorized.

CRC-Evans Pipeline International Inc.
-------------------------------------
                                                       At 12/31/99     At 9/30/00
                                                       -----------     ----------
                                                               (x 000's)         (x000's)
          Note payable, due May 2003, 6.75%......... ..............$281             $340


Distribuidora de Gas del Centro
-------------------------------
                                                       At 12/31/99     At 9/30/00
                                                       -----------     ----------
                                                               (x 000's)         (x000's)
     Argentine negotiable obligations,
     due August 2001, 10.5%.....................................$37,782          $37,976

Part III - GUARANTEES


Obligations of LG&E Capital Supported by LG&E Energy under the Support
----------------------------------------------------------------------
     Agreement:
     ---------

1. Obligations of LG&E Capital on each of its credit facilities, in an aggregate principal amount of $701.4 million.

2. Obligations of LG&E Capital in respect of its commercial paper program, in an authorized principal amount of $600 million.

3. Obligations of LG&E Capital in respect of its medium-term notes outstanding, in an aggregate principal amount as of March 31, 2000 of $500 million.

4. Obligations of LG&E Capital in respect of a guarantee of lease obligations of LG&E Power Monroe, LLC. See "Guarantees issued by LG&E Energy and the U.S. Non-Utility Subsidiaries" below.

5. Obligations of LG&E Capital under interest rate swap transactions in an aggregate notional amount of $50 million, entered into in connection with the hedging of interest rate risk on outstanding indebtedness of LG&E Capital Corp.

6. Obligations of LG&E Capital under a guarantee of certain obligations of LG&E Energy Marketing Inc. under several Purchased Power Agreements relating to the purchase of 560 MW of power. No limit is stated.

Guarantees issued by LG&E Energy and the U.S. Non-Utility Subsidiaries:
----------------------------------------------------------------------

1. LG&E Power and LG&E Capital guarantee certain obligations of LG&E Energy Marketing. These guarantees are provided in lieu of letters of credit or other credit enhancements required by counterparties and are provided in order to minimize the cost of providing the commodity required under the contract. The guarantees typically have a stated maximum amount, but the actual exposure is typically only a small percentage of the aggregate maximum stated amount of the guarantee. The maximum stated amount on such guarantees as of September 30, 2000 was $493.6 million. In other cases, no maximum amount is stated. The aggregate exposure of LG&E Power and LG&E Capital under such guarantees as of September 30, 2000 was approximately $145.1 million.

2. Guarantee by LG&E Capital of the lease obligations of LG&E Power Monroe, LLC under an operating lease relating to three combustion turbines and related facilities to be installed and constructed in Monroe, Georgia. The value of the assets under lease is expected to be approximately $175 million.

3. Guarantee by LG&E Capital of the obligations of LG&E Power Inc. under a lease of office space in Irvine, CA in an aggregate amount of less than $5 million.

4. Guarantees by LG&E Capital of equity contributions in respect of the Gregory Project. Each guarantee is unlimited on its face, but the underlying agreements effectively limit the guaranteed obligations to $42.5 million.

5. Guarantees by LG&E Capital of the obligations of HD/WS Corporation under a standby ash disposal agreement relating to certain power projects in Franklin, VA, Altavista, VA and Hopewell, VA. There is no stated cap on the potential liability under these guarantees.

6. Guarantee by LG&E Energy of all obligations of certain of the U.S. Non-Utility Subsidiaries relating to the lease of the generating assets of Big Rivers Electric Corporation ("Big Rivers"). The transaction provides the U.S. Non-Utility Subsidiaries with access to approximately 1,700 megawatts of capacity and requires that power be supplied to Big Rivers at contractual prices. The leased assets are expected to be capable of meeting the requirements of Big Rivers throughout the term of the lease. In addition, the U.S. Non-Utility Subsidiaries are required to make annual lease payments of $31.5 million to Big Rivers through July 2023.

7. LG&E Energy has guaranteed all obligations of LG&E Energy Marketing in its contract with Oglethorpe Power Corporation ("OPC"). Under this contract LG&E Energy Marketing is required to supply approximately one-half of the system-wide power needs of OPC at fixed prices and has access to one-half of OPC's generation capacity. LG&E Energy Marketing has assumed the risk of price increases for any power it is required to purchase off system and any load growth under this contract. LG&E Energy has discontinued its merchant energy trading operation which includes servicing of this contract and has booked reserves to cover expected future losses from these activities. In July 1998, LG&E Energy recorded an after-tax loss on disposal of discontinued operations of $225 million. In December 1999, LG&E Energy increased the size of this reserve by $175 million based on what it believes to be appropriate estimates of future energy prices and load growth. There is no guarantee that higher-than-anticipated future commodity prices or load demands or other factors could not result in additional losses.

8. Guarantee by LG&E Capital of certain obligations, up to a maximum amount of $96 million, payable by LG&E Power Development Inc. with respect to a purchase contract for eight turbines.

9. Guarantee by LG&E Energy of certain obligations, in a maximum amount not to exceed $7.4 million, of LG&E and KU to refund all or a portion of amounts received under an existing cross-border lease.